                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



               AMENDMENT NO. 4 TO FORM U-1 APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


IES Industries Inc.       Interstate Power Company            WPL Holdings, Inc.
200 First Street S.E.         1000 Main Street        222 West Washington Avenue
Cedar Rapids, Iowa 52401   Dubuque, Iowa 52004          Madison, Wisconsin 53703



                         (Name of companies filing this
                            statement and address of
                           principal executive office)

                                      None


 (Name of top registered holding company, parent of each applicant or declarant)

Lee Liu                                  Michael R. Chase                         Erroll B. Davis, Jr.
Chairman of the Board &                  President and Chief                      President and
  Chief Executive Officer                  Executive Officer                        Chief Executive Officer
IES Industries Inc.                      Interstate Power Company                 WPL Holdings, Inc.
200 First Street S.E.                    1000 Main Street                         222 West Washington Avenue
Cedar Rapids, Iowa  52401                Dubuque, Iowa  52004-0769                Madison, Wisconsin  53703-0192



                   (Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Barbara J. Swan, Esq.                    Stephen W. Southwick, Esq.              Kent Ragsdale, Esq.
Vice President and General               Vice President, General Counsel         Staff Counsel
Counsel                                    & Secretary                           Interstate Power Company
Wisconsin Power and Light Company        IES Industries Inc.                     1000 Main Street
222 West Washington Avenue               200 First Street S.E.                   P.O. Box 769
Madison, Wisconsin 53703-0192            Cedar Rapids, Iowa 52401                Dubuque, Iowa 52004-0769


                             M. Douglas Dunn, Esq.
                        Milbank, Tweed, Hadley & McCloy
                            1 Chase Manhattan Plaza
                            New York, New York 10005

                               TABLE OF CONTENTS

                                                                                                                            Page
                                                                                                                            ----
Item 1.  Description of Proposed Transaction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
         A.      Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1
                 1.       General Request . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
                 2.       Overview of the Transaction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
         B.      Description of the Parties to the Transaction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
                 1.       General Description . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
                          a.      WPLH (to be renamed Interstate Energy Corporation) and its Subsidiaries . . . . . . . . .    4
                                  i.       WPLH . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
                                  ii.      Acquisition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
                                  iii.     Interstate Services  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    7
                                  iv.      New Interstate Energy Non-Utility Subholding Company . . . . . . . . . . . . . .    8
                          b.      IES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
                          c.      IPC   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   10
                 2.       Description of Energy Sales and Facilities  . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
                          a.      WP&L  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
                                  i.       Energy Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
                                  ii.      Electric Generating Facilities and Resources . . . . . . . . . . . . . . . . . .   12
                                  iii.     Electric Transmission Facilities . . . . . . . . . . . . . . . . . . . . . . . .   14
                                  iv.      Gas Facilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
                                  v.       Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15
                          b.      Utilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
                                  i.       Energy Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   16
                                  ii.      Electric Generating Facilities and Resources . . . . . . . . . . . . . . . . . .   16
                                  iii.     Electric Transmission Facilities . . . . . . . . . . . . . . . . . . . . . . . .   17
                                  iv.      Gas Facilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
                                  v.       Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
                          c.      IPC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
                                  i.       Energy Sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18
                                  ii.      Electric Generating Facilities and Resources . . . . . . . . . . . . . . . . . .   18
                                  iii.     Electric Transmission Facilities . . . . . . . . . . . . . . . . . . . . . . . .   19
                                  iv.      Gas Facilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
                                  v.       Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
                 3.       Electric Coordination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20
                 4.       Gas Coordination. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   22
                 5.       Non-Utility Interests of WPLH, IES and IPC  . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
                          a.      WPLH  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   25
                          b.      IES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   26
                          c.      IPC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   27
         C.      Description of Transaction and Statement as to Consideration . . . . . . . . . . . . . . . . . . . . . . .   28
                 1.       Background and Negotiations Leading to the Proposed Transaction . . . . . . . . . . . . . . . . .   28
                 2.       Merger Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   33

                                                                                                                            Page
                                                                                                                            ----
                 3.       Management of Interstate Energy Following the Merger  . . . . . . . . . . . . . . . . . . . . . .   35
         D.      Dividend Reinvestment Plan, Long-Term Equity Incentive Plan and other Employee Benefit Plans.  . . . . . .   35
                 1.       Dividend Reinvestment Plan  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   35
                          a.      Purpose of the DRIP and Eligibility of Participants . . . . . . . . . . . . . . . . . . .   36
                          b.      Sources of Common Stock and Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . .   36
                 2.       Long-Term Equity Incentive Plan . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   37
                 3.       Other Stock-Based Employee Benefit Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   41
         E.      Rights Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   42

Item 2.          Fees, Commissions and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   44

Item 3.          Applicable Statutory Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   45
         A.      Transaction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   46
                 1.       Section 10(b) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   47
                          a.      Section 10(b)(1)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   48
                                  i.       Interlocking Relationships . . . . . . . . . . . . . . . . . . . . . . . . . . .   48
                                  ii.      Concentration of Control . . . . . . . . . . . . . . . . . . . . . . . . . . . .   48
                          b.      Section 10(b)(2)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   51
                                  i.       Fairness of Consideration  . . . . . . . . . . . . . . . . . . . . . . . . . . .   51
                                  ii.      Reasonableness of Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   52
                          c.      Section 10(b)(3)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   53
                 2.       Section 10(c) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   55
                          a.      Section 10(c)(1)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   56
                                  i.       Retention of Gas Operations  . . . . . . . . . . . . . . . . . . . . . . . . . .   56
                                  ii.      Retention of Other Businesses  . . . . . . . . . . . . . . . . . . . . . . . . .   69
                          b.      Section 10(c)(2)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   73
                                  i.       Efficiencies and Economies . . . . . . . . . . . . . . . . . . . . . . . . . . .   73
                                  ii.      Integrated Public Utility System . . . . . . . . . . . . . . . . . . . . . . . .   76
                                           I.      Electric System  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   76
                                           II.     Gas Utility System . . . . . . . . . . . . . . . . . . . . . . . . . . .   80
                 3.       Section 10(f) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   82
                 4.       Other Applicable Provisions - Sections 6, 7, 9(a)(1) and 12 . . . . . . . . . . . . . . . . . . .   82
         B.      Intra-system Financing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   83
         C.      Interstate Services  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   85
         D.      Other Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   89

Item 4.          Regulatory Approvals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   91
         A.      Antitrust  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   91
         B.      Federal Power Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   91
         C.      Atomic Energy Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   92
         D.      State Public Utility Regulation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   92

                                                                                                                            Page
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
Item 5.  Procedure  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   93

Item 6.  Exhibits and Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   94
         A.      Exhibits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   94
         B.      Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   97

Item 7.  Information as to Environmental Effects  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   98

Item 1.  Description of Proposed Transaction

A.       Introduction

                 This Application/Declaration seeks approvals relating to the proposed combination of WPL Holdings, Inc. ("WPLH"), IES Industries Inc. ("IES") and Interstate Power Company ("IPC"), pursuant to which IES' utility subsidiary, IES Utilities Inc. ("Utilities"), and IPC will become subsidiaries of WPLH (the "Transaction"). WPLH will be renamed Interstate Energy Corporation ("Interstate Energy") at or prior to such time. Following the consummation of the Transaction, Interstate Energy will register with the Securities and Exchange Commission (the "Commission") as a holding company under the Public Utility Holding Company Act of 1935 (the "Act").

                 WPLH,  IES  and  IPC  believe  that  their  combination  offers significant strategic and financial benefits to each company and to their respective shareowners, as well as to their employees and customers. These benefits include, among others: (i) maintenance of competitive rates that will improve the combined entity's ability to meet the challenges of the increasingly competitive environment in the utility industry, (ii) reduced operating costs and expenditures resulting from integration of corporate and administrative functions, including the elimination of duplicative positions, limiting duplicative capital expenditures for administrative and customer service programs and information systems, and savings in areas such as legal, audit and consulting fees, (iii) reduced electric production costs through the joint dispatch of systems and natural gas supply savings through combined purchasing,
(iv) greater purchasing power for items such as fuel and transportation services, general and operational goods and services and the reduction of inventories, (v) more controlled expansion into non-core utility businesses,
(vi) increased customer diversity and geographic diversity of service territories, reducing exposure to local changes in economic, competitive or climatic conditions, and (vii) expanded management resources and ability to select leadership from a larger and more diverse management pool. In addition, WPLH, IES and IPC believe that synergies created by the Transaction will generate substantial cost savings to Interstate Energy which would not be available to the separate companies absent the Transaction. WPLH, IES and IPC have estimated the dollar value of certain synergies resulting from the Transaction to be approximately $749 million on a nominal dollar basis, net of costs to achieve the savings, over the 10-year period from 1997 to 2006. The expected Transaction benefits are discussed in further detail in Item 3.A.2.b.i. below. Despite the passage of time since the original estimate of synergies, WPLH, IES and IPC are still confident that such savings can be realized over the period.
                 The Transaction was approved by the shareholders of WPLH and IPC at their respective meetings held on September 5, 1996, and based on preliminary tabulations, was approved by the shareholders of IES at its meeting held on September 5, 1996. WPLH, IES and IPC submitted applications requesting approval of the Transaction and/or related matters to (i) the Public Service Commission of Wisconsin (the "PSCW"), (ii) the Iowa Utilities Board (the "IUB"), (iii) the Minnesota Public Utilities Commission (the "MPUC"),
(v) the Illinois Commerce  Commission   ("ICC"), (vi) the  Federal  Energy
Regulatory Commission (the "FERC") and (vii) the Nuclear Regulatory Commission (the "NRC") and received orders authorizing the companies to proceed with the transaction. The Orders of the PSCW, IUB, MPUC and FERC were filed as Exhibits O-4, O-5, O-6 and N-3, respectively. Finally, the three companies have made the required filings with the Antitrust Division of the U.S. Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). See Item 4 below for additional detail regarding these regulatory approvals. Apart from the approval of the Commission under the Act, the
foregoing approvals   are  the  only   regulatory   approvals required  for the
Transaction. In order to permit timely consummation of the Transaction and the realization of the substantial benefits it is expected to produce, the applicants request that the Commission's review of this
Application/Declaration   commence  and  proceed  as   expeditiously  as
practicable.

         1.      General Request

                 Pursuant to Sections 9(a)(2) and 10 of the Act, the applicants hereby request authorization and approval of the Commission for WPLH to acquire, by means of the direct mergers or the reincorporation mergers described below, all of the issued and outstanding common stock of IPC and Utilities. The applicants also hereby request that the Commission approve (i) the transfer of certain of Interstate Energy's non-utility interests to a subsidiary of Interstate Energy ("Interstate Hold") which will be formed prior to consummation of the Transaction to serve as a holding company for substantially all of Interstate Energy's non-utility subsidiaries under Section 9(a)(1) of the Act;
(ii) the establishment of Interstate Services, Inc. ("Interstate Services") as a subsidiary service company of Interstate Energy in accordance with the provisions of Rule 88 of the Act; (iii) the Service Agreement and the Non-Utility Service Agreement (described in Item 1.B.1.a.iii. below) as a basis for Interstate Services to comply with Section 13 of the Act and the Commission's rules thereunder; (iv) the retention by Interstate Energy of the gas properties of its utility subsidiaries and the continuation of such subsidiaries as combination gas and electric utilities; (v) the retention by Interstate Energy of the non-utility businesses of WPLH, IES and IPC and of the non-utility affiliates of WPLH, IES and IPC; (vi) all outstanding intra-system obligations and guarantees; (vii) the issuance of shares of Interstate Energy Common Stock, $.01 per share, (the "Interstate Energy Common Stock") in connection with the Transaction; (viii) authority, through a period ending five years after the date of the Commission's Order approving the matters requested hereby, for Interstate Energy to issue (and/or acquire in open-market transactions) up to 11 million shares of Interstate Energy Common Stock under dividend reinvestment and stock-based management incentive and employee benefit plans; (ix) the issuance of rights to purchase shares of Interstate Energy Common Stock pursuant to the terms of the Rights Agreement between WPLH and Morgan Shareholder Services Trust Company, as Rights Agent thereunder, dated as of February 22, 1989 (the "Rights Agreement"), the sale and issuance of Interstate Energy Common Stock upon exercise of the Rights and certain other transactions contemplated by the Rights Agreement; and (x) exemption from the at cost standards of certain transactions.

         2.      Overview of the Transaction

                 Pursuant to an Agreement and Plan of Merger dated as of November 10, 1995, as amended (together with a related Plan of Merger, the "Merger Agreement"), (i) IES will be merged with and into WPLH, with WPLH as the surviving corporation (the "IES Merger"), and (ii) WPLH Acquisition Co., a wholly-owned subsidiary of WPLH incorporated under the laws of the State of Wisconsin ("Acquisition"), will be merged with and into IPC (the "IPC Direct Merger"), which will result in IPC becoming a subsidiary of WPLH. Immediately prior to or upon consummation of the transactions described in the Merger Agreement, WPLH will be renamed Interstate Energy Corporation. The alternative structure for consummating the mergers as contemplated by the Merger Agreement will not be utilized by the parties because the PSCW issued a final order determining that the reincorporation mergers provided for in such alternative structure were not required.

                 As a  result of  the IES  Merger  and  the IPC  Direct  Merger,
Utilities and IPC will become operating utility subsidiaries of Interstate Energy, and WPLH's existing operating utility subsidiary, Wisconsin Power & Light Company ("WP&L"), will remain a subsidiary of Interstate Energy. Accordingly, upon consummation of the Transaction, Interstate Energy will own three combination electric and gas public utility companies.

                 Upon consummation of the Transaction, Interstate Services will become a wholly-owned service company subsidiary of Interstate Energy and subsequent to the consummation of the Transaction the non-utility subsidiaries of WPLH and IES will become subsidiaries of Interstate Hold, which will serve as a holding company for substantially all of the non-utility subsidiaries of, and will be wholly-owned by, Interstate Energy. Applicants are also requesting approval of the terms of (1) the Service Agreement among Interstate Services and the operating utility subsidiaries of Interstate Energy and (2) the Non-Utility Service Agreement between

Interstate Services and the non-utility subsidiaries of Interstate Energy. A chart of the proposed corporate structure of Interstate Energy following consummation of the Transaction is attached hereto as Exhibit A.

                 The common shareholders of IES and IPC will receive shares of Interstate Energy Common Stock in exchange for their shares of IES and IPC Common Stock (as defined below), respectively, and, thus, will become common shareholders of Interstate Energy. The exchange ratios applicable to the conversion of IES and IPC common stock into Interstate Energy Common Stock are
described  in  Item  1.C.2.  below. The Transaction   will  have  no effect on
the shares of cumulative preferred stock, $50  par  value,  of   Utilities
("Utilities   Preferred  Stock") or the shares of  preferred  stock, $50 par value, of IPC ("IPC Preferred Stock") issued and outstanding at the time of the consummation of the Transaction, each series of which and each share of which will remain unchanged (other than IPC Dissenting Shares). A copy of the Merger Agreement is incorporated by reference as Exhibit B hereto.


                 A. Antitrust.  The  Applicants fully satisfied the requirements under  the  HSR  Act  on July 7, 1996. However,  because  the Applicants did not consummate the Transaction within one year of that date, the Applicants were obliged to re-notify the DOJ and FTC of the proposed Transaction. The Applicants resubmitted the necessary filings under the HSR Act on September 3, 1997. The HSR Act imposes a 30-day waiting period for the consummation of each merger comprising the Transaction subject to the HSR Act's prenotification requirement. The Applicants, however, requested and were granted early termination of that waiting period by the FTC on September 12, 1997.


                 B. Federal Power Act. The Administrative Law Judge presiding over the FERC proceeding issued his Initial Decision on Rate and Merger Issues in Docket Nos EC96-13-000, ER96-1236-000 and ER96-2560-000 approving the Transaction, subject to conditions, on July 3, 1997. The Initial FERC Decision was subject to FERC review; the subsequent FERC order, Opinion No. 419, approving the transaction, was issued on November 12, 1997.


                 C. Atomic Energy Act. The NRC approved the Transaction relative to the Duane Arnold Energy Center on August 28, 1997. Pursuant to the Order, parties had until October 6, 1997 to request a hearing on the Order; no such hearing was requested.

                 D. State Public Utility Regulation. The MPUC approved the Transaction in Minnesota Public Utilities Commission Opinion and Order at Docket No. E, 6-100/PA-96-184 (March 24, 1997). The ICC approved the Transaction in Illinois Commerce Commission Opinion and Order in Matter No. 96-1022 (May 7,
1997) (filed as Exhibits 0-3- (a) and 0-4-(a)). The IUB approved the Transaction at Docket No. SPU-96-6 on September 16, 1997 (filed as Exhibit 0-5-(a)). The PSCW, in an Order relating to Docket No. 6680-UM 100, as effective November 6, 1997, approved the merger subject to conditions (filed as Exhibit 0-6-(a)).

                 Pursuant to the Applicant's agreement with the PSCW and in response to the PSCW Order effective November 6, 1997, the Applicants hereby request that the Commission include in any order approving IEC as a registered holding company:

               Approval of the Application in no way precludes the Public Service Commission of Wisconsin, the Iowa Utilities Board, the Minnesota Utility Commission, the Illinois Commerce Commission or any other state regulatory authority from scrutinizing and disallowing the pass through of costs and rates for services rendered to customers of the client companies. It is the SEC's intention that each state commission having jurisdiction over a client company will retain the right to review and disallow costs of services provided to a client company by Interstate Services, Inc., that may be subject to recovery in rates.



B.       Description of the Parties to the Transaction

         1.      General Description

                 a. WPLH (to be renamed Interstate Energy Corporation) and its Subsidiaries

                          i.      WPLH

                 WPLH was incorporated under the laws of the State of Wisconsin in 1981 and is a public utility holding company exempt from regulation under the Act (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act and by order of the Commission in WPL Holdings, Holding Co. Act Release No. 24590 (February 26, 1988), as reaffirmed in Holding Co. Act Release No. 25377 (September 18, 1991). As stated above, WPLH will change its name to Interstate Energy Corporation at or prior to consummation of the Transaction.

                 WPLH owns all of the issued and outstanding common stock of WP&L, and WP&L owns all of the issued and outstanding common stock of South Beloit Water, Gas and Electric Company, an Illinois corporation ("South Beloit"). South Beloit has been a wholly-owned subsidiary of WP&L since prior to 1930. WP&L also owns 33 1/3% of Wisconsin River Power Company ("WRPC"), a public utility which owns and operates two hydro-electric facilities on the Wisconsin River. WP&L, incorporated under the laws of the State of Wisconsin on February 21, 1917, is a public utility holding company exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to
Section 3(a)(2) of the Act and Rule 2 thereunder. WP&L and South Beloit are combination electric and gas public utility companies under the Act. WP&L is engaged principally in generating, purchasing, distributing and selling electric energy in 35 counties in southern and central Wisconsin. As of December 31, 1995, WP&L furnished retail electric service to approximately 370,000 customers in 663 cities, villages and towns, and wholesale service to 27 municipal utilities, one privately-owned utility, three rural electric cooperatives and the Wisconsin Public Power Incorporated SYSTEM ("WPPI"), which provides retail service to nine communities. WP&L also purchases, distributes and sells natural gas to retail customers in 22 counties in southern and central Wisconsin; it also supplies water to customers in two Wisconsin communities, including the cities of Ripon and Beloit and areas adjacent thereto. As of December 31, 1995, WP&L provided natural gas to approximately 141,000 customers and water to 31,620 customers. South Beloit supplies retail electric, gas and water service to customers in South Beloit and Rockton, Illinois and the rural areas adjacent to such cities. As of December 31, 1995, South Beloit provided electric utility service to 7,005 customers, gas utility service to 5,128 customers, and water service to 1,598 customers. The service territory of South Beloit is located in Illinois and is adjacent to the territory served by WP&L in Wisconsin. A map of the combined service territory of WP&L and South Beloit is attached as Exhibit C-1.

                 WP&L is subject to regulation as a public  utility as to retail electric, gas and water rates, service rules, issuance of securities, construction of new facilities, transactions with affiliates and various other matters by the PSCW. South Beloit is subject to regulation as a public utility as to retail electric, gas and water rates, accounts, issuance of securities and other matters by the ICC. WP&L and South Beloit are also subject to regulation by the FERC with respect to the classification of accounts, rates for any wholesale sales of electricity, wheeling rates for the interstate transmission of electric power and energy, interconnection agreements, issuances of securities not regulated by state commissions and acquisitions and sales of certain utility properties under the Federal Power Act. WP&L is also currently subject to regulation by the NRC in connection with its ownership interest in the Kewaunee Nuclear Plant.

                 Exhibit M-5 describes the non-utility businesses of WPLH which are held by its subsidiary Heartland Development Corporation, a Wisconsin corporation ("HDC"). For the year ended December 31, 1995, approximately 15% of WPLH's consolidated operating revenues were derived from its non-utility investments. As of December 31, 1995, less than 13.34% of WPLH's consolidated assets were invested in non-utility businesses.

                 WPLH, as a public utility holding company (a "holding company") under the Wisconsin Holding Company Act (the "Wisconsin Act"), is (and, following consummation of the Transaction, Interstate Energy will continue to be) subject to the jurisdiction of, and regulation by, the PSCW. The following is a brief summary of certain provisions of the Wisconsin Act that currently apply to WPLH and will apply to Interstate Energy.

                 The PSCW may order the utility affiliate to limit or cease payment of dividends to the holding company if it finds the capital of any public utility affiliate of a holding company will be impaired by payment of a dividend. Various transactions by a public utility affiliate with others in the holding company system are prohibited, including: lending money, guaranteeing obligations, combining advertising, providing utility service on terms different from those for other consumers in the same class, and, selling or leasing certain real property and using the services of utility employees after establishing that the utility affiliate will be paid at fair market value, unless the PSCW approves the transaction. The Wisconsin Act prohibits (i) any public utility affiliate from providing any non-utility product or service in a manner or at a price that unfairly discriminates against any competing provider,
(ii) any non-utility activity from being subsidized materially by the customers of any public utility in the system, (iii) the operation of the system in any way which materially impairs any public utility affiliate's credit, ability to acquire capital on reasonable terms or ability to provide safe, reasonable, reliable and adequate utility service, (iv) any transfer by a public utility affiliate to any other system company of any confidential public utility information, including customer lists, for any non-utility purpose unless the PSCW has approved the transfer and (v) any termination of the system's interest in a public utility affiliate without PSCW approval.

                 The Wisconsin Act also limits non-utility diversification. The Wisconsin Act generally provides that the net book value of the assets (other than investment in system affiliates) of all non-utility affiliates may not exceed the sum of 25% of the net book value of all electric utility affiliates and a percentage, to be determined by the PSCW (but not less than 25%), of the net book value of all other public utility affiliates (the PSCW has fixed that percentage at 25% for book value of WP&L's gas utility business). Further, the Wisconsin Act requires the PSCW periodically to investigate the impact of the operation of every holding company system on every public utility affiliate in the system and to determine whether each non-utility affiliate does, or can reasonably be expected to do, at least one of the following: (a) substantially retain, attract or promote business activity or employment or provide capital to businesses within the service territory of any public utility affiliate or certain other businesses, (b) increase or promote energy conservation or develop, produce or sell renewable energy products or equipment, (c) conduct a business that is functionally related to providing utility service or to developing or acquiring energy resources or (d) develop or operate commercial or industrial parks in the service territory of any public utility affiliate. The PSCW is also authorized to order a holding company to terminate its interest in a public utility affiliate if the

PSCW finds that, based upon clear and convincing evidence, termination of the interest is necessary to protect the interests of utility investors in a financially healthy utility and the interests of consumers in reasonably adequate utility service at a just and reasonable price.

                 The common stock, par value $.01 per share, of WPLH ("WPLH Common Stock") is listed on the New York Stock Exchange ("NYSE"), the Boston Stock Exchange ("BSE"), the Chicago Stock Exchange ("CSE") and the Pacific Stock Exchange ("PSE"). As of July 10, 1996, there were 30,795,260 shares of WPLH Common Stock outstanding. WPLH has no shares of preferred stock outstanding. As of July 10, 1996, there were 1,049,225 shares of WP&L preferred stock outstanding. The rights of holders of WP&L's outstanding preferred stock will not be impacted by the Transaction. WPLH's principal executive office is located at 222 West Washington Avenue, Madison, Wisconsin 53703. Copies of the Restated Articles of Incorporation of WPLH and WP&L are incorporated by reference as Exhibits C-2 and C-3, respectively.

                 For the year ended December 31, 1995, WPLH's operating revenues on a consolidated basis were approximately $811 million, of which approximately $550 million were derived from electric operations, $139 million from gas operations and $122 million from other operations. Consolidated assets of WPLH and its subsidiaries at December 31, 1995 were approximately $1.875 billion, consisting of approximately $1.23 billion in identifiable electric utility property, plant and equipment; approximately $250 million in identifiable gas utility property, plant and equipment; and approximately $395 million in other corporate assets.

                 More detailed information concerning WPLH and its subsidiaries is contained in the Annual Reports on Form 10-K of WPLH and WP&L for the year ended December 31, 1995, copies of which are incorporated by reference as Exhibits C-4 and C-5, respectively, and Quarterly Reports on Form 10-Q of WPLH and WP&L for the quarter ended March 31, 1996 copies of which are incorporated by reference as Exhibits C-6 and C- 7, respectively.

                          ii.     Acquisition

                 Acquisition has been incorporated under the laws of the State of Wisconsin solely for the purpose of facilitating the Transaction. The authorized capital stock of Acquisition consists of 9,000 shares of common stock, $.01 par value ("Acquisition Common Stock"), all the outstanding shares of which are held by WPLH. Acquisition has not had, and prior to the consummation of the Transaction will not have, any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the combination of Acquisition and IPC or New IPC, as applicable, as herein described.

                          iii.    Interstate Services

                 Interstate Services was incorporated in Iowa as a subsidiary of WPLH to serve as the service company for the Interstate Energy system after consummation of the Transaction. Interstate Services will provide

WP&L, Utilities, IPC, South Beloit, and the other companies of the Interstate Energy system with a variety of administrative, management and support services.

                 Interstate Services will enter into a service agreement with WP&L, Utilities, IPC and South Beloit (the "Service Agreement"). A copy of the form of Service Agreement as well as an appendix thereto entitled "Description of Services and Determination of Charges for Services" is filed as Exhibit D-6. In addition, to facilitate the joint dispatch of the combined generating facilities of the Interstate Energy system, Interstate Services will enter into a System Coordination and Operating Agreement with WP&L, Utilities and IPC (the "Coordination Agreement") which will be filed with, and approved by, FERC. A copy of the form of the Coordination Agreement is filed as Exhibit D-2 hereto.

                 For certain of the non-utility affiliates of Interstate Energy, Interstate Services may enter into one or more separate service agreements (the "Non-Utility Service Agreement"). A copy of the form of Non-Utility Service Agreement as well as an appendix thereto entitled "Description of Services and Determination of Charges for Services" is filed as Exhibit D-7. The Interstate Services Policy and Procedures Manual is filed as Exhibit D-8.

                 The authorized capital stock of Interstate Services will consist of 9,000 shares of common stock, par value $.01 per share.

                    iv.     New Interstate Energy Non-Utility Subholding Company

                 Prior to consummation of the Transaction, Interstate Hold will be incorporated in Wisconsin as a wholly-owned subsidiary of WPLH to serve as a holding company for (and to acquire the outstanding capital stock of) certain of the non-utility subsidiary companies of WPLH and IES after consummation of the Transaction. Such non-utility subsidiary companies are described below in Item 1.B.5. The resulting corporate structure is set forth in Exhibit A.

                 b.       IES

                 IES, incorporated under the laws of the State of Iowa in 1986, is a public utility holding company exempt from regulation under the Act (except for Section 9(a)(2) of the Act) pursuant to Section 3(a)(1) of the Act and Rule 2 thereunder. Pursuant to Rule 2, IES has filed a statement with the Commission on Form U-3A-2 for the year ended December 31, 1995 which is incorporated by reference as Exhibit E-1 hereto.

                 IES owns all of the issued and outstanding common stock of Utilities, a public utility company under the Act. Utilities is an Iowa corporation engaged primarily in providing electric energy, natural gas and, to a limited extent, steam used for heating and industrial purposes, in Cedar Rapids, Iowa. As of December 31, 1995, Utilities provided retail electric service to approximately 333,000 customers in 525 communities and natural gas to 174,000 retail customers in 222 communities across Iowa and provided wholesale electric service to 30 Iowa municipalities. A map of Utilities' service territory is attached as Exhibit E-2.

                 Utilities is subject to regulation as a public utility by the IUB asto its retail, electric and gas rates, services, accounts, depreciation, acquisitions and sales of utility properties, and in other respects. Utilities is also subject to regulation by the FERC with respect to borrowings and the issuance of securities, the classification of accounts, rates for any wholesale sale of electricity, the interstate transmission of electric power and energy, interconnection agreements, and acquisitions and sales of certain utility properties under the Federal Power Act. Utilities is also subject to regulation by the NRC as a result of its ownership interest in and operation of the Duane Arnold Energy Center.

                 IES also owns all of the issued and outstanding common stock of IES Diversified Inc. ("Diversified"), an Iowa corporation, which serves as the holding company for certain of IES' non-utility businesses. Diversified owns all of the issued and outstanding common stock of four corporations engaged, directly or indirectly through subsidiaries and affiliates, in non-utility businesses, which are described in more detail in Exhibit M-5 hereto. In addition, Utilities owns 100% of the issued and outstanding common stock of IES Ventures Inc. ("Ventures"), an Iowa corporation, which is engaged, indirectly through subsidiaries, in non-utility businesses described in Exhibit M-5 hereto. For the year ended December 31, 1995, approximately 12% of IES' consolidated operating revenues were derived from its non-utility investments. As of December 31, 1995, approximately 20% of IES' consolidated assets were invested in non-utility businesses.

                 The common stock, no par value, of IES (the "IES Common Stock") is listed on the NYSE, the BSE, the CSE and the PSE. As of July 10, 1996, there were 29,923,233 shares of IES Common Stock outstanding. IES has no shares of preferred stock outstanding. As of such date there were 120,000 shares of Utilities 4.30% Preferred Stock, 146,354 shares of Utilities 4.80% Preferred Stock and 100,000 shares of Utilities 6.10% Preferred Stock outstanding. If the Utilities Reincorporation Merger is effected, it is currently anticipated that the shares of Utilities Preferred Stock will be redeemed by Utilities prior to such merger. The principal executive office of IES and Utilities is located at IES Tower, 200 First Street S.E., Cedar Rapids, Iowa 52401. Copies of the Restated Articles of Incorporation of IES and the Amended and Restated Articles of Incorporation of Utilities are incorporated by reference as Exhibits E-3 and E-4, respectively.

                 For the year ended December 31, 1995 IES' operating revenues on a consolidated basis were approximately $851 million, of which approximately $560 million were derived from electric operations, $190 million from gas operations and $100 million from other operations. Consolidated assets of IES and its subsidiaries at December 31, 1995 were approximately $1.986 billion consisting of approximately $1.396 billion in identifiable electric utility property, plant and equipment, approximately $199 million in identifiable gas utility property, plant and equipment and approximately $391 million in other corporate assets.

                 More detailed information concerning IES and its subsidiaries is contained in the Annual Reports on Form 10-K, as amended, of IES and Utilities for the year ended December 31, 1995, copies of which are incorporated by reference as Exhibits E-5 and E-6, respectively, and the Quarterly Reports on Form 10-Q of IES and Utilities for the quarter ended March 31, 1996, copies of which are incorporated by reference as Exhibits E-7 and E-8, respectively.

                 c.       IPC

                 IPC, incorporated under the laws of the State of Delaware in 1925, is a public utility company. IPC is engaged primarily in generating, purchasing, transmitting, distributing and selling electric energy in portions of twenty-five counties in northern and northeastern Iowa, twenty-two counties in southern Minnesota and four counties in northwestern Illinois. IPC also engages in distribution and sale of natural gas in 41 communities, including:
Albert Lea, Minnesota; Clinton, Mason City and Clear Lake, Iowa; Fulton and Savanna, Illinois; and a number of smaller Minnesota, Iowa and Illinois communities. As of December 31, 1995, IPC provided electric service to 163,344 retail customers and 19 full and partial requirements wholesale customers, and natural gas to 48,823 retail customers. In addition, IPC engages in the transportation of natural gas within Iowa, Minnesota and in interstate commerce. A map of IPC's service territory is attached as Exhibit F-1.

                 IPC is subject to regulation as a public utility by the IUB, the MPUC and the ICC as to its retail, electric and gas rates, services, accounts, depreciation, acquisitions and sales of utility properties, and in other respects. The ICC also regulates the issuance of securities and the MPUC regulates IPC with respect to the appropriateness of IPC's capital structure. IPC is also subject to regulation by the FERC with respect to borrowings and the issuance of securities, the classification of accounts, rates for any wholesale sale of electricity, the interstate transmission of electric power and energy, interconnection agreements, and acquisitions and sales of certain utility properties under the Federal Power Act. IPC also owns jurisdictional facilities subject to regulation by FERC under the Natural Gas Act.

                 IPC owns all of the issued and outstanding common stock of IPC Development Company, Inc., an Iowa corporation ("IPC Development"), which owns certain non-utility investments described in more detail in Item 1.B.5.c. below. For the year ended December 31, 1995, none of IPC's operating revenues were derived from its non-utility investments, and such investments constituted less than 0.2% of its assets as of such date.

                 The common stock, $3.50 par value of IPC (the "IPC Common Stock"), is listed on the NYSE, the CSE and the PSE. As of July 10, 1996, there were 9,595,028 shares of IPC Common Stock and 761,381 shares of IPC Preferred Stock outstanding. If the IPC Reincorporation Merger is effected, it is currently anticipated that each share of IPC Preferred Stock (other than IPC Dissenting Shares) will be converted into one share of New IPC Preferred Stock, as described in Item 1.A.2. above, prior to such merger. The principal executive office of IPC is located at 1000 Main Street, Dubuque, Iowa 52004-0769. A copy of the Restated Certificate of Incorporation of IPC is incorporated by reference as Exhibit F-2.

                 For the year ended December 31, 1995, IPC's operating revenues were approximately $319 million, of which approximately $275 million were derived from electric operations and $44 million from gas operations. Assets of IPC at December 31, 1995 were approximately $634 million, consisting of approximately $459 million in identifiable net electric utility property, plant and equipment, approximately $39 million in identifiable net gas utility property, plant and equipment and approximately $135 million in other corporate assets.

                 More detailed information concerning IPC is contained in IPC's Annual Report on Form 10-K for the year ended December 31, 1995, a copy of which is incorporated by reference as Exhibit F-3, and IPC's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, which is incorporated by reference as Exhibit F-4.

         2.      Description of Energy Sales and Facilities

                 a.       WP&L

                          i.      Energy Sales

                 For the year ended December 31, 1995, WP&L and its utility subsidiary, South Beloit, sold the following amounts of electric energy (at retail or wholesale, including amounts delivered in interchange) and distributed the following amounts of natural or manufactured gas at retail:

WP&L
    Kwh of electric energy sold  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    11,745,961,496
    Mcf of gas distributed at retail . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        23,942,546

South Beloit
    Kwh of electric energy sold  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       207,740,052
    Mcf of gas distributed at retail   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           785,434

                          ii.     Electric Generating Facilities and Resources

                 As of December 31, 1995, WP&L had a total net generating capability of approximately 2,200 MW available from the following units:

                   Name and Location                       Major Fuel          WP&L's Share of Nameplate
                      of Station                              Type              Generating Capacity (MW)
 ----------------------------------------------------   ----------------   ----------------------------------
 Kewaunee:  Town of Carlton, Wisconsin                      Nuclear                            219 *

 Nelson Dewey:  Cassville, Wisconsin                          Coal                             200
 Edgewater:  Sheboygan, Wisconsin                             Coal                             570 **
 Columbia Energy Center: Portage, Wisconsin                   Coal                             473 ***
 Rock River:  Beloit, Wisconsin                            Coal & Gas                          294

 Sheepskin:  Edgerton, Wisconsin                              Gas                               40
 South Fond du Lac:  Fond du Lac, Wisconsin                   Gas                              172 ****
 Blackhawk:  Beloit, Wisconsin                            Gas & Hydro                           52

 Prairie du Sac:  Prairie du Sac, Wisconsin                  Hydro                              29
 Wisconsin River Power Co.:  Petenwell, Wisconsin            Hydro                              12 *****
 Kilbourne:  Wisconsin Dells, Wisconsin                      Hydro                              10
 Janesville:  Janesville, Wisconsin                          Hydro                               1
 Shawano:  Shawano, Wisconsin                                Hydro                               1
- ---------------------

* Represents WP&L's 41% ownership interest in this 535 MW plant. The plant is operated by an unaffiliated utility.

** Represents WP&L's 100%, 68.2% and 75% ownership interest in each of the three generating units, respectively, in this 770 MW plant. The plant is operated by WP&L.

*** Represents WP&L's 46.2% ownership interest in this 1,023 MW plant. The plant is operated by WP&L.

**** Represents WP&L's ownership interest in two of the four generating units in this 344 MW plant. The plant is operated by WP&L.

***** Represents WP&L's 33-1/3% ownership interest in this facility. The facility is operated by an unaffiliated utility.


                 WP&L and South Beloit purchase capacity and energy from various regional utilities as well as Qualifying Facilities ("QFs"), as that term is defined in the Public Utility Regulatory Policies Act of 1978 ("PURPA") in order to meet energy needs of their customers.

Together, WP&L and South Beloit purchased approximately 18% of the total electric system energy input for 1995.

                 WP&L's 1995 summer peak load, which occurred on July 31, 1995, was 2,197 MW and its 1995 winter peak load, which occurred on December 11, 1995, was 1,913 MW.

                 South Beloit generates approximately 3% of its electric energy needs from its hydro-electric generating facility located in Rockton, Illinois, which has an installed gross capacity of 2 MW and a net dependable capacity of 2 MW. South Beloit purchases all of its remaining electric energy requirements from WP&L.

                 The electric operations of WP&L and South Beloit are fully integrated and all generating units are centrally dispatched by WP&L. The electric production and transmission costs of WP&L and South Beloit are shared by the companies under a Contract for Electricity, dated January 1, 1983. For the year ended December 31, 1995, the combined energy (Kwh) production of WP&L and South Beloit was produced 81.1% by coal-fired generation, 15.3% by nuclear generation, 2.2% by hydroelectric generation and 1.4% from other generation. For the year ended December 31, 1995, approximately 66.6% of the combined Kwh sales of WP&L and South Beloit was obtained from coal-fired generation, approximately 12.6% from nuclear generation, 17.9% from purchases and approximately 2.7% from renewable resources.

                          iii.    Electric Transmission Facilities

                 WP&L's transmission system is located entirely within the State of Wisconsin. As of December 31, 1995, WP&L's electric transmission system consisted of approximately 1,755 circuit miles of 69 kV overhead lines; 2 circuit miles of 69 kV underground lines; 737 circuit miles of 138 kV overhead lines; 1 circuit mile of 138 kV underground lines; 1 circuit mile of 161 kV overhead lines; 107 circuit miles of 345 kV overhead lines; and 190 circuit miles of transmission lines under 69 kV. A map of WP&L's major electric transmission lines is filed as Exhibit G-1.

                 As of December 31, 1995, South Beloit owned a 69 kV overhead transmission line segment which is approximately 13.75 miles in length and a 345 kV overhead line segment which is approximately .25 miles in length.

                          iv.     Gas Facilities

                 As of December 31, 1995, WP&L provided natural gas service at retail to approximately 141,000 customers in 227 cities, villages and towns located in 22 counties in southern and central Wisconsin and South Beloit provided natural gas service in South Beloit, Illinois and adjacent areas in the Town of Rockton and Town of Roscoe, Illinois. The gas delivery operations of WP&L and South Beloit are managed out of Madison, Wisconsin, pursuant to a Contract for Gas, dated February 22, 1980 between WP&L and South Beloit.

Under this agreement, WP&L manages the pressures of the various pipelines owned by these companies and the inflow and outflow of natural gas from these pipelines.

                 The gas property of WP&L at December 31, 1995 consisted chiefly of approximately 2,989 miles of distribution mains, ranging in size from 0.75 to 16 inches, and operating at pressures from 5 psig to 975 psig, and related equipment. The U.S. Department of Transportation classifies 34 miles of the mains as transmission.

                 The gas property of South Beloit at December 31, 1995 consisted chiefly of approximately 103 miles of distribution/ transmission mains, ranging in size from 0.50 to 8 inches, and related equipment.

                          v.      Other
WP&L also owns two water utility systems which are regulated as public utilities under Wisconsin law, one serving the City of Ripon and adjacent Town of Ripon, Wisconsin (the "Ripon Water System") and the other serving the City of Beloit and adjacent Towns of Beloit and Turtle, Wisconsin (the "Beloit Water System"). The Ripon Water System consists primarily of a 350,000 gallon elevated storage tank, four drilled wells, 330 hydrants and 38 2/3 miles of distribution pipes and related equipment and serves approximately 5,375 customers. The Beloit Water System consists primarily of three elevated storage tanks with a combined capacity of 2.25 million gallons, seven drilled wells, two booster stations, 1,045 hydrants and 167 3/4 miles of distribution pipes and related equipment and serves approximately 26,250 customers. South Beloit owns a water utility system which is regulated as a public utility under Illinois law and provides water to customers in the City of South Beloit and the adjacent Towns of Roscoe and Rockton, Illinois (the "South Beloit Water System"). The South Beloit Water System consists primarily of one drilled well, 325 hydrants and 23 2/3 miles of distribution pipes and related equipment and serves approximately 1,600 customers.
                 Other assets owned by WP&L and South Beloit include electric distribution systems located throughout its service area, property, plant and equipment owned or leased supporting their electric, gas and water utility functions. WP&L and South Beloit also own or lease other physical properties, including real property, and other facilities necessary to conduct their operations.

                 b.       Utilities

                          i.      Energy Sales

                 For the year ended December 31, 1995, Utilities sold the following amount of electric energy (at retail and wholesale, including amounts delivered in interchange) and distributed the following amount of natural or manufactured gas at retail:

                 Kwh of electric energy sold . . . . . .    10,869,635,000
                 Mcf of gas distributed at retail . . . .       29,458,000

                          ii.     Electric Generating Facilities and Resources

                 At December 31, 1995 Utilities had a total net generating capability of approximately 1,869 MW from the following units:

                    Name and Location                        Major Fuel            Utilities' Share of
                        of Station                              Type             Generating Capacity (MW)
 -------------------------------------------------------   --------------   ---------------------------------
 Duane Arnold Energy Center: Palo, Iowa                        Nuclear                         364 *

 Ottumwa Generating Station: Ottumwa, Iowa                      Coal                           343 **
 Prairie Creek Station: Cedar Rapids, Iowa                      Coal                           212
 Sutherland Station: Marshalltown, Iowa                         Coal                           143
 Sixth Street Station: Cedar Rapids, Iowa                       Coal                            71
 Burlington Generating Station: Burlington, Iowa                Coal                           212
 George Neal Unit 3: Sioux City, Iowa                           Coal                           144 ***

 Peaking Turbines: Marshalltown, Iowa                            Oil                           162
 Centerville Cumbustion Turbines: Centerville, Iowa              Oil                            48
 Diesel Stations: all in Iowa                                    Oil                            12

 Grinnell Station: Grinnell, Iowa                                Gas                            47
 Agency Street Combustion Turbines: West Burlington,
      Iowa                                                       Gas                            64
 Burlington Combustion Turbines: Burlington, Iowa                Gas                            47

-----------------------------

*        Represents Utilities' 70% ownership interest in this 520 MW plant.
         The plant is operated by Utilities.

** Represents Utilities' 48% ownership interest in this 715.5 MW plant. The plant is operated by Utilities.

*** Represents Utilities' 28% ownership interest in this 515 MW plant. The plant is operated by an unaffiliated utility.

                 Utilities purchases capacity and energy from various regional utilities as well as QFs, in order to meet energy needs of its customers. Utilities purchased approximately 26.3% of the total electric system energy input for 1995.

                 Utilities' summer peak load for the calendar year 1995, which occurred on July 12, 1995, was 1,824 MW and its 1995 winter peak load, which occurred on December 11, 1995, was 1,533 MW.

                 The electric operations of Utilities and Central Iowa Power Cooperative ("CIPCO") are integrated and all generating units are centrally dispatched by Utilities. The electric production and transmission costs of Utilities and CIPCO are allocated between the two companies on the basis of an Operating and Transmission Agreement dated January 1991. For the year ended December 31, 1995, the energy (Kwh) production of Utilities was produced 67.0% by coal-fired generation, 31.1% by nuclear generation, 0.1% by hydroelectric generation and 1.8% from other generation. For the year ended December 31, 1995, approximately 50.5% of the Kwh sales of Utilities was obtained from coal-fired generation, approximately 22.9% from nuclear generation, 26.3% from purchases and approximately 0.3% from renewable resources.

                          iii.    Electric Transmission Facilities

                 Utilities' transmission system is located entirely within the State of Iowa. A map of Utilities' major electric transmission lines is filed as Exhibit G-2. As of December 31, 1995, Utilities' transmission system consisted of 1,043 miles of 69 kV transmission lines, 376 miles of 115 kV transmission lines, 650 miles of 161 kV transmission lines and 67 miles of 345 kV transmission lines. CIPCO's transmission system consisted of 533 miles of 69 kV transmission lines, 58 miles of 115 kV transmission lines and 250 miles of 161 kV transmission lines.

                          iv.     Gas Facilities

                 As of December 31, 1995, Utilities provided natural gas service to approximately 174,000 customers in 222 Iowa communities. Residential customers, general service customers and large general service customers make up 87%, 11% and 2% of the company's natural gas customers, respectively. As of such date, the gas properties consisted primarily of approximately 3,638 miles of main in Iowa ranging in size from 2 to 12 inches with pressure ranging from 5 psig to 975 psig, 118 miles of which are classified as transmission. Utilities currently has no operable propane air peak shaving plants.

                          v.      Other

                 Utilities owns a steam system which has provided steam service to downtown Cedar Rapids residences and businesses since the turn of the century. This system currently delivers low- and high-pressure steam to more than 200 residential and business customers. Residential customers use the steam for home heating while business customers use the steam in production processes. Steam sales make up approximately 1.7% of Utilities' operating revenues.

                 Other assets owned by Utilities include electric distribution systems located throughout its service area, and property, plant and equipment owned or leased supporting its electric, gas and water utility functions. Utilities also owns or leases other physical properties, including real property, and other facilities necessary to conduct its operations.

                 c.       IPC

                          i.      Energy Sales

                 For the year ended December 31, 1995, IPC sold the following amount of electric energy (at retail or wholesale, including amounts delivered in interchange) and sold and transported the following amount of natural or manufactured gas at retail:


         Kwh of electric energy sold . . . . . . . . . . . . . .   5,771,043,000
         Mcf of gas sold and transported at retail . . . . . . .      35,320,000

                          ii.     Electric Generating Facilities and Resources


                 As of December 31, 1995, IPC had a total net generating capability of approximately 1,028 MW available from the following units:


                    Name and Location                        Major Fuel         Company Share of Nameplate
                        of Station                              Type             Generating Capacity (MW)
 -------------------------------------------------------   --------------   ---------------------------------
 Dubuque:  Dubuque, Iowa                                        Coal                            73
 M. L. Kapp Plant:  Clinton, Iowa                               Coal                           227
 Lansing: Lansing, Iowa                                         Coal                           312
 Fox Lake Plant:  Sherburn, Minnesota                           Coal                            98
 George Neal Unit 4:  Sioux City, Iowa                          Coal                           126 *
 Louisa Unit 1:  Louisa County, Iowa                            Coal                            27 **

 Montgomery:  Montgomery, Minnesota                              Gas                            27
 Fox Lake Plant:  Sherburn, Minnesota                            Gas                            27
 Lime Creek Plant:  Mason City, Iowa                             Gas                            75

 Dubuque:  Dubuque, Iowa                                         Oil                             4
 Hills:  Hills, Minnesota                                        Oil                             2
 Lansing:  Lansing, Iowa                                         Oil                             2
 New Albin:  New Albin, Iowa                                     Oil                            .6
 Rushford:  Rushford, Minnesota                                  Oil                             2

-------------------------

* Represents IPC's 21.5% ownership interest in this 585 MW plant. The plant is operated by an unaffiliated utility.

** Represents IPC's 4% ownership interest in this 685 MW plant. The plant is operated by an unaffiliated utility.

                 IPC purchases capacity and energy from various regional utilities as well as QFs, in order to meet energy needs of its customers. IPC purchased approximately 38.3% of the total electric system energy input for 1995.

                 IPC is a summer peaking system; its summer peak load of 1011 MW occurred on July 14, 1995.

                 For the year ended December 31, 1995, the energy (Kwh) production of IPC was produced 90.9% by coal-fired generation and 9.1% from other generation. For the year ended December 31, 1995, approximately 56.1% of the Kwh sales of IPC was obtained from coal-fired generation, 38.3% from purchases and 5.6% from other generation.

                          iii.    Electric Transmission Facilities

                 IPC's transmission system is located within the States of Iowa, Illinois and Minnesota. As of December 31, 1995, IPC's electric transmission system consisted of 1,043 miles of kV transmission lines, 731 miles of 161 kV transmission lines and 135 miles of 345 kV transmission lines. A map of IPC's major electric transmission lines is filed as Exhibit G-3.

                          iv.     Gas Facilities

                 The gas property of IPC at December 31, 1995, consisted of approximately 210 miles of gas main in Illinois, 553 miles of gas main in Iowa and 209 miles of gas main in Minnesota ranging in size from .75 inches to 16 inches and operating at various pressures from 1/4 psig to 600 psig. Seventy-seven miles of IPC's main are classified as transmission, as reported to the U.S. Department of Transportation.

                 IPC operates three propane air LPG peak shaving plants, which are located in Albert Lea, Minnesota; Clinton, Iowa; and Mason City, Iowa to meet firm customer demand during extreme peak winter weather conditions. The respective daily output and storage capacity of these facilities are: 5,000 MMBtu/Day - 357,000 gallons (Albert Lea); 4,000 MMBtu/Day - 306,000 gallons (Clinton); and 9,600 MMBtu/Day - 561,000 gallons (Mason City).

                          v.      Other

                 Other assets owned by IPC include electric distribution systems located throughout its service area, and property, plant and equipment owned or leased supporting its electric, gas and water utility functions. IPC also owns or leases other physical properties, including real property, and other facilities necessary to conduct their operations.

         3.      Electric Coordination

                 The following table sets forth certain information with respect to the electric operations of Interstate Energy pro forma as of December 31, 1995, adjusted to give effect to the Transaction (before intercompany eliminations).

                          Electric Operating
                          Revenues                        Kwh of Electric Energy Sales (including amounts
                          ($ in millions)                 delivered in interchange)
                          ---------------                 -----------------------------------------------
 WP&L (including South                  $546                                        11,747,178,000
 Beloit)
 Utilities                              $560                                        10,869,635,000

 IPC                                    $275                                         5,771,043,000
                                        ----                                         -------------

 TOTAL                                $1,381                                        28,387,856,000

                 Utilities and IPC are already directly physically interconnected through numerous transmission lines that they own, including three 161 kV lines, and the East 345 kV Line which runs from Minneapolis/St. Paul to St. Louis, in which Utilities and IPC participate along with Northern States Power, Union Electric Company ("UE") and Mid-American Energy (the "East

345 kV Line"). WP&L and South Beloit are directly interconnected by a 69 kV transmission line. WP&L is a member of the Mid-America Interconnected Network, Inc. ("MAIN"), an interstate network of transmission facilities which are owned by public entities and investor-owned utilities. MAIN is the regional reliability council providing planning and coordination for member electric power systems in the North-Central United States. However, WP&L has notified MAIN that it intends to withdraw from MAIN effective December 31, 1997. WP&L is also an associate member, and Utilities and IPC are full members, of the Mid-America Power Pool ("MAPP") which is an economic power pool that operates an electronic bulletin board and acts as a clearinghouse for bulk power transactions among over 28 member utilities and marketers. WP&L, Utilities and IPC intend to operate Interstate Energy as a single system, economically dispatched pursuant to the Coordination Agreement.

                 WP&L, Utilities and IPC are also each directly interconnected to numerous other neighboring utilities. In addition to its direct interconnection with Utilities, IPC is also directly interconnected with six neighboring utilities: Commonwealth Edison ("ComEd"), CIPCO, Corn Belt Power
Cooperative ("Corn Belt"), Dairyland Power Cooperative ("DPC"), Mid-American Energy Company ("MAEC"), Northern States Power Company ("NSP"), Southern Minnesota Municipal Power Agency and Cooperative Power Associates. In addition to its direct interconnection with IPC, Utilities is directly interconnected with nine neighboring utilities: CIPCO, Corn Belt, MAEC, Western Area Power Authority, Muscatine Power and Water, Associated Electric Cooperative, UE, Central Illinois Public Service and Northeast Missouri Power Cooperative. Utilities is also a party to a coordination agreement with CIPCO which provides for the joint dispatch of the Utilities and CIPCO resources and coordinated operation of a portion of Utilities' transmission system with the facilities of CIPCO. WP&L and South Beloit are directly interconnected with six neighboring utilities: ComEd, DPC, Madison Gas & Electric Company, NSP, Wisconsin Electric Power Company and Wisconsin Public Service Corporation. Through these interconnections with neighboring utilities and others, WP&L, Utilities and IPC can wheel electric energy throughout the combined Interstate Energy system.
                 WP&L and IPC also plan to construct two direct interconnections between their systems across the Mississippi River following consummation of the Transaction, when authorized by the FERC to do so, including a 69 kV tie-line between Prairie du Chien, Wisconsin and MacGregor, Iowa and a 161 kV line connecting WP&L's Nelson Dewey generating plant on the east side of the river to IPC's Turkey River substation on the west side.

                  IEC will be an integrated electric system within the meaning of Section 2(a)(29)(A) of the Act. IEC will be operated as a single system, economically dispatched pursuant to the Coordination Agreement. Utilities and IPC ("IEC West") are presently directly interconnected(1) and WP&L and South Beloit ("IEC East") are presently directly interconnected.(2) IEC West and IEC East are presently interconnected through firm contractual wheeling arrangements with third parties(3) and through MAPP.(4) Additionally, IEC intends to build two tie-lines (aggregating 250 MW of transfer capability) between IEC West and IEC East.(5) In the Federal Energy Regulatory Commission Initial Decision on Rate and Merger Issues (Issued July 3, 1997) (the "Initial FERC Decision"), the Administrative Law Judge, however, ordered the Applicants to delay construction of the tie-lines between IEC West and IEC East until the Applicants have constructed 400 MW of additional simultaneous import capability into the Wisconsin Upper Michigan System ("WUMS"). IES Utilities et al, 80 F.E.R.C. Paragraph 63,001, 21 (1997).

                  On November 12, 1997, the Federal Energy Regulatory Commission (the "FERC") issued its decision on the merger. IES Utilities, Inc. et al., Opinion No. 419, 81 FERC Paragraph 61, ___ (1997) ("Opinion No. 419"). In Opinion No. 419, the FERC accepted a competition stipulation that had been negotiated by the Applicants and the FERC trial staff, as modified to include an extra condition imposed by the presiding Administrative Law Judge. The competitive stipulation, as modified, generally addresses the Applicants' use of firm transmission service purchased from ComEd and DPC in order to achieve joint dispatch; Applicants' proposal to construct two additional transmission lines between IEC West and IEC East at a future time; Applicants' proposal to make eight specified transmission improvements to increase transfer capability into WUMS; Applicants' obligation to purchase additional point-to-point transmission service if joint dispatch transfers between IEC West and IEC East exceed the contract path quantity; and alternative dispute resolution and additional efforts to increase transfer capability into WUMS if the specified measures are not fully successful.

                  The record developed in the FERC proceeding demonstrates that, at present, although IEC West and IEC East are interconnected through neighboring utilities, there are no high voltage connections directly between Iowa and WUMS. Initial FERC Decision at 30. Additionally, the transmission capability between Iowa and WUMS is limited. In short, power cannot go straight from Iowa to WUMS but must flow across the grid which is already constrained. As a result of physics, due to the nature of the way power flows across the grid and the engineering peculiarities of the Iowa-WUMS interface, the joint dispatch of the Applicants' generating facilities through use of their 200 MW of transmission rights(6) will result in the Applicants' using up much of the import capability into WUMS thereby during times of system constraint preventing competitors of the Applicants from selling power into WUMS.

                  The immediate construction of the tie-lines(7) will, for reasons of physics and engineering peculiar to the Iowa-WUMS interface, not alleviate the congestion at the constrained interface. Accordingly, the Initial Decision and Opinion No. 419 direct the Applicants to delay construction of their new tie-lines until the Applicants construct additional facilities to increase the overall transfer capability into WUMS. The construction of these additional facilities will reinforce the electrical interconnection between Iowa and WUMS. The requirements of the competitive stipulation adopted by Opinion No. 419 are only necessary because, as a factual, physics and engineering matter, the Applicants are currently interconnected and capable of integrated operation to the point where they must first provide transmission capacity for others before construction of the tie-lines.

                  The type and degree of physical interconnection described in the Initial FERC Decision is sufficient to establish interconnection under the Act for the purposes of Sections 2(a)(29)(A), 10(c)(2) and 11(b)(1). The Commission has found that proposals to contract for or to construct physical connections between utilities in a single system satisfy the interconnection requirement. See New England Electric System, 38 S.E.C. 193, 198-99 (1958) (engineering studies and testimony showing feasibility of direct interconnections among four small systems satisfied the requirements of the Act that utilities be "capable of physical interconnection"); Mississippi Valley Generating Co., 36 S.E.C. 159 (1955) (while complete direct physical interconnection between the companies involved did not currently exist, the Commission recognized that physical interconnection was possible through the construction of transmission lines).

               Additionally, the Commission has found that two utilities that are capable of sharing power through wheeling or power pool arrangements (as the Applicants will be forced to do upon consummation of the Transaction pending further construction of new transmission facilities) are physically interconnected or capable of physical interconnection. The fact that two facilities may be separated by other facilities that are not owned by the holding company does not change the fact that they are interconnected or capable of physical connection and of supplying power to one another as needed. City of New Orleans v. SEC, 969 F.2d 1163, 1165 (D.C. Cir. 1992).

               The Commission has also acknowledged that utilities can be interconnected through power pools or by means of contractual rights to use the lines of a third party. See Northeast Utilities, Holding Co. Act Release No. 25273 (Mar. 15, 1991); Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986); UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24,
1992). The Commission has recognized that a finding that wheeling and other forms of sharing power through reliability councils and proposed regional transmission groups also qualify as "interconnection" under section 2(a)(29)(A) of the Act appears to be a logical extension of prior Commission holdings. 1995 Report at 71.

               Moreover, even in the absence of the current interconnections, the wheeling contract and the common power pool membership, the Applicants' proposal to construct additional transmission facilities at the minimal estimated cost of $4,400,000 would satisfy the integration requirements of the Act. The Commission has indicated that a single integrated system exists based solely on a planned, future interconnection, provided that such physical interconnection is "contemplated or . . . possible within the reasonably near future" and not just something that "might occur in the remote future, and whose occurrence has not been foreshadowed by any facts shown in the record." In re North American Co. and Its Subsidiaries, Holding Co. Act Release No. 4505 (Apr. 15, 1942); In re Cities Service Power & Light Corp., Holding Co. Act Release No. 5256 (Aug. 30, 1944) (integration standard met where "Derby contemplates the construction of such interconnection facilities").

                  The transmission systems of IEC East and IEC West are not directly connected currently. However, integration of the IEC East and IEC West systems for purposes of accomplishing joint economic dispatch and reserve sharing will be accommodated initially through the purchase of transmission service from other utilities. In the long term, the integration will be made through construction of transmission ties directly linking IEC East to IEC West.

                  The specific plan for integration of IEC East and IEC West is as follows. During the first three years of the merger (1998-2000), IEC will utilize firm transmission service which has already been purchased for this purpose from other utilities to allow the needed integration. The specific transmission purchases are 150 MW of firm from Commonwealth Edison ("ComEd") and 50 MW of firm from Dairyland Power Cooperative ("DPC"). These contracts each began on October 1, 1997 and run through September 30, 2000. The Applicants will report to the Commission on or before the expiration of these contracts on future integration plans.

                  The current plan for the future integration is to construct two transmission ties between IPC and WP&L in the year 2000. The specific construction projects identified in the IEC merger filing were a 4-mile 69 kV line from Hillside substation in Prairie du Chien, Wisconsin to MacGregor substation in MacGregor, Iowa and a 3-mile 161 kV line from Nelson Dewey substation in Cassville, Wisconsin to IPW's Turkey River substation located in Iowa. The total capacity of these ties is estimated at 250 MW consisting of 50 MW for the 69 kV line and 200 MW for the 161 kV line.

                  The Applicants that will comprise IEC have firm transmission agreements and anticipate that they will continue to have firm transmission agreements until such time as the additional lines are built. Thus, if, for some reason, the transmission ties are not constructed on time or if the future integration between IEC East and IEC West requires more than the 250 MW of capacity provided by the two proposed transmission ties, then IEC will continue to purchase firm transmission service from either ComEd, DPC or Northern States Power Company ("NSP"). Any of these three parties can currently provide the direct transmission link between IEC East and IEC West. The capacities of the ComEd, DPC and NSP transmission ties between IEC East and IEC West are currently 1086 MW, 464 MW and 336 MW respectively.

                  In the event that construction of the transmission reinforcements described above has not begun within 180 days of the scheduled termination of the currently effective transmission agreements, IEC will initiate discussions with ComEd and DPC with the intent of extending the term of the agreements. In the event that these discussions do not result in an agreement to extend the term within 120 days of the scheduled termination of the agreements, IEC will make arrangements to take short-term firm transmission service under the then-effective open access transmission tariffs of ComEd, DPC or NSP, or in the alternative, will submit a good faith request for long-term firm transmission service under Section 211 of the FPA.

                  ComEd is currently interconnected with IEC East by means of a 345 kV line that runs from ComEd's Wempletown substation to the Paddock substation in IEC East. This line has a capacity of 1086 MW, which is the limiting segment of the IEC East-IEC West transmission path through ComEd. ComEd is, in turn, interconnected with IEC West through two lines, rated at 345 kV and 138/161 kV, and having an aggregate capacity of 1,124 MW. The 345 kV line connects ComEd's Quad Cities generating station with IEC East's Rock Creek substation.


                  DPC is currently interconnected with IEC East by means of five 69 kV lines and one 138/161 kV line. The capacity of these six lines is 464 MW, which is the limiting interface for the IEC East-IEC West transmission path through DPC. DPC is, in turn, interconnected with IEC West by 32 separate transmission lines, 11 of which are rated at 161 kV and the remaining 21 of which are rated at 69 kV. The aggregate capacity of all of these transmission lines is 1,004 MW. In addition, regional developments such as the MAPP Independent System Operator ("ISO") and the Midwest ISO are currently underway.

                  WPL has a projected native load of 2169 MW and firm off-system sales of 251 MW for 1998. WPL owns generation capacity totaling 2350 MW. WPL has also purchased 421 MW of firm capacity for 1998. IPW has a projected native load of 1105 MW and firm off-system sales of 179 MW for 1998. IPC owns generation capacity totaling 1028 MW. IPC also has purchased firm capacity of 333 MW for 1998. IES's projected native load for 1998 is 1820 MW. IES has no firm off-system sales. IES owns generation capacity totaling 1853 MW and has purchased firm capacity for 1998 totaling 245 MW.

                  Because the WPL system is not directly interconnected with either the IES system or the IPW system, WPL has purchased a total of 200 MW of firm transmission service between the IPW system and the WPL system for a three year period, commencing October 1, 1997 and continuing through September 30, 2000. 150 MW of this firm transmission service was purchased from Commonwealth Edison and the remaining 50 MW of the firm transmission service was purchased form Dairyland Power Cooperative. The Commonwealth Edison and the Dairyland Power Cooperative systems are directly interconnected with both the WPL and the IPW systems. 50 MW of the total 200 MW of firm transmission service purchased by WPL are reserved for the use of third parties. The remaining 150 MW is sufficient for and will be used by Interstate Energy Corporation postmerger for transferring capacity and energy between WPL and IPW for the purposes of optimizing economic dispatch of the generation resources of IEC as a whole and providing reliability support for the loads in all areas of the IEC system.

                 The IPW and IES systems are directly interconnected by means of a number of transmission lines at voltage levels of 69 kV, 161 kV and 345 kV. The cumulative tie capacity of all these interconnections is 1620 MW. This tie capacity will likewise be used for the purposes of optimizing economic dispatch of the generation resources of IEC as a whole and providing reliability support for the loads in all areas of the IEC system.

                 All of the above interconnections are depicted on maps attached as Exhibit G-4.

         4.      Gas Coordination.

                 The following table sets forth certain information with respect to the gas operations of Interstate Energy pro forma as of December 31, 1995, adjusted to give effect to the Transaction (before intercompany eliminations).

                             Gas Operating Revenues           Mcf of Gas Distributed
                             ($ in millions)                  (including natural and
                             ---------------                  manufactured gas)
                                                              -------------------------
WP&L (including South                       $139                           24,727,980
Beloit)
Utilities                                   $137                           29,458,000
IPC                                         $ 44                           35,320,000
                                            ----                           ----------
TOTAL                                       $320                           89,505,980

                 WP&L presently provides natural gas service at retail in Wisconsin. South Beloit provides gas service in the area of South Beloit, Illinois which is adjacent to and interconnected with the WP&L system. IPC presently provides gas service in northern Iowa and southern Minnesota and in northwestern Illinois and eastern Iowa. Utilities presently provides gas service throughout Iowa. Upon consummation of the Transaction, the WP&L, South Beloit, IPC and Utilities gas operations will continue to serve this contiguous four state area. The combined gas service territories of WP&L, South Beloit, IPC and Utilities after the Transaction are shown in Exhibit G-5.

                 The gas  systems  of (i) WP&L and  South  Beloit,  (ii) IPC and
(iii) Utilities, respectively, each presently operates as a single coordinated system. While the WP&L, IPC and Utilities gas systems are not physically interconnected, they will functionally perform as a coordinated system through purchase of natural gas from common sources of supply, delivery through common interstate pipelines (all of which are open access transportation-only pipelines under FERC Order 636) and storage of gas in common underground storage facilities.

                 WP&L, IPC and Utilities are served through a "grid" of interstate pipelines that serve the four state region. Underground storage providers are also attached to such grid. A map of this grid is shown as Exhibit G-6. This grid allows the coordination of gas purchases and delivery in a manner analogous to the coordination created by the electric generation and transmission grid.

                  Northern Natural Gas Company ("NNGC") presently provides WP&L with approximately 50% of its gas requirements, provides IPC with approximately 33% of its gas requirements and IES with approximately 50% of its gas requirements. Thus, each of the three companies that will comprise IEC receive a large portion of its gas supplies from NNGC. WP&L has access to 35 gas gates in NNGC's Zone D; IPC has access to 2 gates in Zone D; IES has access to 28 gates in Zone D. IPC also has access to 24 NNGC gates in Zone E-F and IES has access to an additional 87 gates in NNGC Zone B-C. Each customer can specify delivery of gas to any individual gate within a specific zone. For an added charge, an arrangement can be made to deliver gas from one zone to another. NNGC is clearly the backbone of the proposed IEC system. The gas lines of Northern Border Pipeline Company ("NBPC") intersect NNGC pipelines in the IEC service area. NNGC transports gas primarily from Texas; NBPC transports gas primarily from Canada. Therefore, the Applicants have a significant common source of supply and delivery and fulfill that requirement of Section 2(a)(29)(B) of the 1935 Act for an "integrated (gas) public-utility system."

                  Services has begun to implement the specific plans to manage internally IEC's gas supply procurement system to achieve cost savings for the holding company system. The general manager of Energy Portfolio Management ("Portfolio") for Services will make decisions on optimum configuration of the capacity and supply portfolios for the three utility companies that comprise IEC. The employees who will be responsible for performing the gas capacity and supply procurement functions of Portfolio will be employees of Services. Although the employees who procure gas for one utility will not be distinguished from the employees who procure gas for the other utilities, the employees will still have to forecast requirements, procure gas and capacity in accordance with those forecasted requirements, and dispatch to meet those requirements by utility jurisdiction. This central management of the gas procurement function will, over time, improve efficiency and reduce overall costs as duplicative functions and excess reserve capacity are eliminated. The Applicants estimate the annual savings to be achieved through these enhanced efficiencies to be $27.4 million.

                 WP&L, IPC and Utilities purchase interstate gas transmission and/or storage services from the following:

 Provider                                  WP&L/South Beloit               IPC               Utilities
 --------                                  -----------------               ---               ---------
 ANR Pipeline Company                              X                                            X

 Northern Natural Gas Company                      X                        X                   X

 Northern Border Pipeline Company                  X                        X                   X

 LG&E/Llano Inc.                                   X                                            X

 Great Lakes Gas Transmission Company              X

 Viking Gas Transmission Company                   X

 Natural Gas Pipeline Company of                                            X                   X

 America

As a result of FERC Order 636 regarding restructuring, WP&L, IPC and Utilities are now able to directly purchase wholesale natural gas at the wellhead (or processing plant outlet, hub, or gathering system outlet) from numerous independent "third party" suppliers. However, WP&L, IPC and Utilities purchase significant quantities of natural gas from common supply fields.

                 WP&L, IPC and Utilities purchase gas in the following major supply fields or basins:


 Field/Basin                               WP&L/South Beloit               IPC               Utilities
 -----------                               -----------------               ---               ---------
 Gulf Coast                                         X                       X                    X

 Permian Basin                                      X                                            X

 Canada                                             X                       X                    X

 Texas/Oklahoma                                     X                       X                    X

The three companies procure some gas supplies from common producers. However, there are hundreds of natural gas producers available in the marketplace. Since restructuring of gas supply under FERC Order 636 was designed to allow local distribution companies ("LDCs") to directly contract with any producers they wish, and allow the three companies to use competitive bidding procedures to select their respective suppliers, the fact that WP&L, IPC and Utilities purchase supplies from different suppliers within the common pools simply indicates that FERC's policy objective of robust supply competition is being achieved.

               IEC intends to operate the presently separate gas operations of the Applicants as a single centrally managed and coordinated integrated gas system within the meaning of Section 2(a)(29)(B) of the Act. Central to the coordinated operation of the gas system is the procurement of gas supplies. The gas companies share common sources of supply and receive gas transportation services from NNG, NGPL, ANR, Viking Natural Gas Pipeline and Northern Border Pipeline Company. Upon consummation of the Transaction, the gas procurement component of the gas operations of the Applicants will be centrally managed through Interstate Services.
                  Additionally, as existing gas supply contracts between the individual utilities and their suppliers terminate in the ordinary course, it is expected that Interstate Services, rather than the separate utilities, will contract for future gas supplies. The greater economies of scale as a result of coordinated gas procurement are expected to generate further cost savings. It is also expected that, over time, the utilities will enter into a gas coordination agreement to detail how pipeline and gas supply costs attributable to the centralized procurement function are to be allocated between the utilities. PSCW
R. at 799. Any such gas coordination agreement would be subject to state commission approval. Id.

                  In sum, the coordinated gas operations of the gas properties of the Applicants will commence immediately through the centralization of management and day-to-day operating functions at Interstate Services. Full integration will be achieved over time as existing individual gas contracts are replaced with contracts covering the entire system.

         5.      Non-Utility Interests of WPLH, IES and IPC

                 a.       WPLH

                 WPLH's non-utility subsidiaries and investments constituted less than 13.34% of WPLH's assets on a consolidated basis as of December 31, 1995. Operating revenues from WPLH's non-utility subsidiaries and investments were approximately 15% of WPLH's consolidated total operating revenues for the year ended December 31, 1995. A corporate chart of WPLH and its subsidiaries, including their non-utility interests, is filed herewith as Exhibit H-1. The non-utility businesses are described in Exhibit M-5.

                 b.       IES

                 As of December 31, 1995, IES' non-utility subsidiaries and investments constituted approximately 20% of IES' assets on a consolidated basis. Operating revenues from IES' non-utility subsidiaries and investments were approximately 12% of IES' consolidated total operating revenues for the year ended December 31, 1995. A corporate chart of IES and its subsidiaries, including its non-utility interests, is filed herewith as Exhibit H-2. A description of IES non-utility interests is filed in Exhibit M-5.

                 IES wholly owns one direct non-utility subsidiary, Diversified, which was formed in 1992 as a holding company for substantially all of IES' non-utility businesses. Diversified has four direct, wholly-owned subsidiaries, IES Transportation Inc. ("Transportation"), IES Energy Inc. ("Energy"), IES Investments Inc. ("Investments") and IES International Inc. ("International").

                 c.       IPC

                 IPC's non-utility subsidiary and investments constituted less than 0.2% of IPC's assets on a consolidated basis as of December 31, 1995. For the year ended December 31, 1995, there were no operating revenues from IPC's non-utility subsidiary and investments. A corporate chart of IPC and its non-utility subsidiary is filed herewith as Exhibit H-2.

                 IPC has one direct wholly-owned non-utility subsidiary, IPC Development, which acquires and disposes of real estate on behalf of IPC and owns less than 1% of McLeod. IPC Development's real estate operations consist principally of buying homes from IPC employees who have been relocated by the company and purchasing real estate intended for future use in IPC's public utility operations.

                 The information contained in Exhibit M-5 hereto is hereby incorporated by reference to this Item 1.B.5.

C.       Description of Transaction and Statement as to Consideration

         1.      Background and Negotiations Leading to the Proposed
                 Transaction

                 Each of WPLH, IES and IPC believes that fundamental changes in the regulatory structure of the electric utility industry are inevitable and that such changes will likely occur in the near future. Recently enacted federal laws and actions by federal and state regulatory commissions are facilitating the changes to bring more competition to various segments of the industry.

                 The Energy Policy Act of 1992 (the "1992 Act") granted FERC the authority to order electric utilities to provide transmission service to other utilities and to other buyers and sellers of electricity in the wholesale market. The 1992 Act also created a new class of power producers, exempt wholesale generators ("EWGs"), which are exempt from regulation under the Act. The exemption from regulation under the Act of EWGs has increased the number of entrants into the wholesale electric generation market, thus increasing competition in the wholesale segment of the electric utility industry.

                 Commencing in December 1993, pursuant to its authority under the 1992 Act, FERC issued a number of orders in specific cases directing utilities to provide transmission services. Under FERC's evolving transmission policies, utilities are being required to offer transmission services to third parties on a basis comparable to services that the utilities provide themselves. FERC is in the process of rulemaking pursuant to which it is seeking to implement, on a comprehensive basis, the comparable transmission service policies it has set forth in these specific cases. FERC's actions to date and its transmission rulemaking proceeding have increased the availability of transmission services, thus creating greater competition in the wholesale power market.

                 In addition, state regulatory bodies in over thirty states, including, among others, Wisconsin, Illinois, Iowa and Minnesota, have initiated proceedings to review the basic structure of the industry. These bodies are considering, or may soon consider, proposals to require some measure of competition in the retail portion of the industry. The PSCW requested comment regarding how the industry might be restructured in order to create a more competitive environment. Following receipt of responses, the PSCW created a task force to analyze how the industry might be restructured in Wisconsin to allow consumers to receive the benefits of increased competition. On December 19, 1995, following receipt of the report of the task force, the PSCW agreed to take steps to further increase competition in Wisconsin's electric utility industry within five years. While the outcome of the actions described above is uncertain, it remains the view of the management of WPLH, IES and IPC that there will ultimately be increased competition in the retail segment of the business.

                 The changes to the electric industry that have occurred and that are occurring are bringing increased competition to various sectors of the business and are putting pressure on utilities to lower their costs. Each of WPLH, IES and IPC recognized that a combination with one or more appropriate utilities would enable the combined entity to generate and deliver energy more cheaply and efficiently and thereby remain a competitive supplier of energy in an increasingly competitive industry.

                 Over  the  last  several  years,  the  management  of WPLH  has periodically analyzed various potential strategic options that might be available to WPLH, including possible business combinations or alliances with other utilities. WPLH management considered the possibility of pursuing business combinations with a number of the utilities with service areas proximate to the service area of WP&L, as well as other utilities with Midwestern operations, and periodically briefed the WPLH Board on such matters. Based on a cost-benefit analysis of the potential strategic options considered, WPLH management determined the options studied were not in the best interests of WPLH and its shareholders. In early February 1995, during the continuation of one of its reviews of various strategic alternatives, WPLH management concluded that, among others, both IES and IPC were prospective merger partners that would provide a good overall strategic fit. WPLH's management based its conclusions on various factors, including low-cost structure, competitive energy rates, potential merger-related cost savings, economies of scale, marketing potential and similar shareholder and common stock trading characteristics. These reasons, combined with the physical proximity of the respective companies' service areas and the compatibility of and similarity between the companies' operations and management, made IES and IPC natural combination partners for WPLH.

                 IES has believed for many years that consolidation of electric utilities within the State of Iowa would be both desirable and inevitable. In July 1991, Iowa Southern Inc. and IE Industries Inc. merged to form IES. The utilities in that merger, Iowa Southern Utilities Company and Iowa Electric Light and Power Company, merged in December 1993 to form Utilities. Since the 1991 merger, management of IES has continued to assess other possible combination transactions both in the State of Iowa and generally in the Midwest. In December 1992, IES acquired certain electric utility assets and properties in Iowa from Union Electric Company. Preliminary discussions with respect to consolidation transactions were held from time to time between representatives of IES and other utilities in the Midwest, including IPC. IES management recognized that in the increasingly competitive market for electric power, important criteria would include low cost production, efficiencies of scale, transmission capability, as well as cultural fit between possible partners and resolution of corporate governance and other issues. In December 1994, IES determined to pursue aggressively process reengineering to reduce costs and create efficiencies in its electric and gas utility businesses. Management of IES continued to consider potential combination transactions both as an additional means of realizing higher efficiency levels and as a means to increase shareholder value.

                 For the past several years, IPC has been monitoring the changes occurring in the electric and gas utility industry and conducting strategic planning in an effort to remain competitive in the changing environment. During that time, IPC has been approached by representatives of other utilities (including IES) in connection with potential business combinations, but has not held substantive discussions on any specific proposed combination.

During the eighteen months prior to the execution of the Merger Agreement, the management of IPC analyzed various potential strategic options that might be available to IPC, including possible business combinations or strategic alliances with other utilities, as well as options that could be pursued by IPC on a stand-alone basis. In examining these potential strategic initiatives, IPC management determined that, at that time, and based upon the circumstances then existing, IPC and its stockholders would be best served by a strengthening of IPC on a stand-alone basis. This determination was made by IPC management based upon its subjective assessment of the potential benefits and potential risks of each of the alternatives considered. In April 1995, IPC management proposed to the IPC Board, and the IPC Board approved, a series of strategic steps to be pursued by IPC on an independent basis. These strategic steps included initiatives to: increase energy sales consistent with efficient energy usage; enhance efforts to improve productivity and efficiency; leverage existing skills and resources to increase revenues and earnings through new service offerings; focus the core energy service business to be customer driven; prepare the generation segment for potential unregulated market; intensify efforts to earn the allowed rate of return in all jurisdictions in which IPC does business; and investigate the potential for diversification into non-core businesses.

                 Over the last several years, as the foregoing issues were being considered by the management of each of WPLH, IES and IPC, Lee Liu, Chairman of the Board, President & Chief Executive Officer of IES ("Mr. Liu") and Erroll B. Davis, Jr., President and Chief Executive Officer of WPLH ("Mr. Davis"), and Mr. Liu and Wayne H. Stoppelmoor, Chairman of the Board, President and Chief Executive Officer of IPC ("Mr. Stoppelmoor"), held general discussions concerning the evolving nature of the electric utility industry. In May 1995, Mr. Davis called Mr. Liu to schedule a meeting to discuss in a more focussed manner the views of WPLH and IES regarding the future of the utility industry. That call resulted in a meeting on May 18, 1995 at which the concept of a business combination between WPLH and IES and a subsequent combination between the combined WPLH/IES and IPC were discussed in a very preliminary fashion. At that meeting, Messrs. Davis and Liu also identified the issues of management succession, board composition and various utility integration strategies as significant points in any such business combination to be agreed upon, and agreed that discussions between representatives of WPLH and IES should be initiated. Such discussions commenced shortly thereafter.

                 WPLH subsequently engaged Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") as its exclusive financial advisor to assist WPLH in analyzing, structuring, negotiating, and effecting the possible transaction. In addition, WPLH engaged Foley & Lardner, its outside law firm, to advise it with respect to the potential business combination.

                 IES engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") as its financial advisor in connection with this possible transaction and also retained its outside law firm, Winthrop, Stimson, Putnam & Roberts, to assist it in the potential business combination. In addition, Arthur Andersen Economic Consulting was engaged to assist the IES Board and management in their consideration of strategic alternatives, particularly in the area of possible synergies and/or cost savings that could be obtained from various alternative combination transactions and as compared to cost savings which management of IES believed could be obtained on a stand-alone basis through process reengineering.

                 During  the time  that  discussions  were  being  held  between representatives of WPLH and IES, representatives of IPC were contacted to determine if IPC was interested in discussing a potential business combination. The IPC Board subsequently authorized its representatives to meet with representatives of IES and WPLH to discuss a potential business combination among the companies.

                 IPC subsequently engaged Salomon Brothers Inc ("Salomon Brothers") as its financial advisor to assist IPC in analyzing, structuring, negotiating and effecting the possible three-way transaction and engaged the law firm of Milbank, Tweed, Hadley & McCloy to advise it with respect thereto. In addition, IPC engaged the Deloitte & Touche Consulting Group ("Consulting Group") to assist IPC's management in identifying other potential combination partners and in assessing the relative attractiveness of each of these potential partners, including WPLH and IES, from the standpoint of the potential synergies described by management which could be realizable from such a transaction. IPC management, with the assistance of Consulting Group, identified certain financial factors, such as financial strength and earnings growth, and certain operational factors, such as customer mix and capacity mix, that would be relevant to the IPC Board's assessment of the relative attractiveness of other potential combination partners. This information, based only on publicly available information and certain attributes regarding the financial and operational profile of these potential partners, was presented to the IPC Board to describe potential areas of synergies.

                 Consulting Group was subsequently retained to assist the senior managements of all three companies and certain employees designated by them in identifying and quantifying the potential cost savings from synergies resulting from the proposed three-way merger. The scope of Consulting Group's engagement (as with its earlier engagement by IPC) was limited to assisting such managements and designated employees in the identification and quantification of potential combination synergies, including personnel reductions, non-labor savings, field operations, electric dispatch, capacity deferral and gas supply savings; the assessment of impacts of current stand-alone cost reduction initiatives on merger-related savings; quantification of costs to achieve identified savings; and developing summary presentation materials and supporting documentation. Managements of the three companies were responsible for the assumptions and conclusions made in the synergy study. While Consulting Group assisted such managements in the synergy identification and estimation process, the determination of synergy estimates were the sole responsibility of the managements of the three companies. Consistent with its assignment, Consulting Group did not prepare any financial projections, feasibility studies or reports, or assist the three companies with financial evaluation or modeling of potential combination scenarios.

                 To facilitate consideration of the proposed business combination, the three companies formed task forces to review and evaluate issues associated with the transaction. During the following months, the various task forces continued their work with respect to the synergistic analyses, business plans, legal structures, regulatory plans, due diligence and employee benefits. In addition, discussions continued between WPLH management and Merrill Lynch, IES management and Morgan Stanley, and IPC management and Salomon Brothers with respect to negotiation of the exchange ratios, and between counsel for the three companies with respect to the terms of drafts of the mergers and stock option agreements. Numerous briefings were also made by management and the outside advisors to the respective Boards of Directors of WPLH, IES and IPC.

                 Prior to November 10, 1995, the three companies with the assistance of their respective financial and legal advisors agreed on the proposed structure for the Transaction and negotiated the terms of the Merger Agreement, including the conditions to closing, the termination provisions, the break-up fees, the covenants which would govern the operations of WPLH, IES and IPC prior to the completion of the Transaction and various other matters, such as employee benefits and workforce matters. Discussions were also held among Mr. Davis, Mr. Liu and Mr. Stoppelmoor and among Merrill Lynch, Morgan Stanley and Salomon Brothers regarding the exchange ratios to be applied to the IES Common Stock and the IPC Common Stock. After consulting and reviewing with Merrill Lynch the range of exchange ratios previously presented by Merrill Lynch and discussed with the WPLH Board, as well as the discussions among the companies and their financial advisors regarding the exchange ratios, WPLH management proposed ratios to IES and IPC which would result in each share of WPLH Common Stock remaining outstanding as one share of Interstate Energy Common Stock, each share of IES Common Stock being converted into 0.98 of a share of Interstate Energy Common Stock and each share of IPC Common Stock being converted into 1.11 shares of Interstate Energy Common Stock.

                 On November 10, 1995, the Boards of Directors of WPLH, IES and IPC each approved the Merger Agreement, and certain related agreements and the transactions contemplated thereby. The Merger Agreement and certain related agreements were executed on that date.

                 In mid-April 1996, Morgan Stanley, on behalf of IES, contacted Merrill Lynch and informed Merrill Lynch that IES desired to discuss certain issues regarding the Merger Agreement and specifically IES' investment in McLeod. Morgan Stanley noted that the potential value of IES' stake in McLeod might be above that contemplated at the time the parties originally entered into the Merger Agreement. Following the passage of the Telecommunications Act of 1996, in April 1996, McLeod had filed a registration statement with the Commission with respect to an initial public offering of its Class A common stock.

                 During the following weeks, the parties, in consultation with their financial and legal advisors, discussed proposals to provide for an adjustment of the IES exchange ratio. On May 7, 1996, the Boards of Directors of WPLH and IES approved a proposed amendment to the Merger Agreement which, among other things, provided for an adjustment of the IES exchange ratio from 0.98 to
1.01 in the event certain contingencies were satisfied relative to the

McLeod initial public offering. The Board of Directors of IPC approved the amendment on May 10, 1996. The amendment to the Merger Agreement was executed by the parties on May 22, 1996.

         On June 14, 1996, McLeod completed its initial public offering and the conditions precedent to an adjustment of the IES exchange ratio were satisfied. As a result, the IES exchange ratio was automatically adjusted to 1.01.

         On August 4, 1996, MidAmerican Energy Company ("MEC") made an unsolicited takeover proposal for IES, which was delivered in a letter to IES (the "MEC Takeover Proposal"). The MEC Takeover Proposal was premised upon the withdrawal by IES from its proposed transaction with WPLH and IPC. After consulting with its advisors, the IES Board concluded on August 14, 1996, that, from a strategic perspective, the Mergers would be more beneficial to IES and its shareholders, customers and employees in the communities that IES serves than the MEC Takeover Proposal would be.

         On August 15, 1996, the WPLH Board, the IPC Board and the IES
Board agreed to increase the IES exchange ratio to 1.14. The parties thereafter executed and delivered Amendment No. 2 to the Merger Agreement, dated as of August 16, 1996, increasing the IES exchange ratio to 1.14. On September 5, 1996, the Transaction was approved by the shareholders of WPLH and IPC at their respective meeting and, based on preliminary tabulations, was approved by the shareholders of IES at its meeting held on September 5, 1996.

         Additional information regarding the background of the Transaction is set forth in the Joint Registration Statement on Form S-4 of WPLH and New IPC which is attached as Exhibit I-1 hereto.

     2.   Merger Agreement

         The Merger Agreement provides for IES to be merged with and into WPLH (at or prior to which time WPLH will change its name to Interstate Energy), and Acquisition to be merged with and into IPC. The Merger Agreement is incorporated by reference as Exhibit B.

         Under the terms of the Merger Agreement, upon consummation of the
Transaction: (i) each outstanding share of IES Common Stock (other than shares owned directly or indirectly by WPLH, IES or IPC and IES Dissenting Shares) will be converted into the right to receive 1.14 shares of Interstate Energy Common Stock; (ii) each outstanding share of IPC Common Stock (other than shares owned directly or indirectly by WPLH, IES or IPC) will ultimately be converted into the right to receive 1.11 shares of Interstate Energy Common Stock; (iii) each outstanding share of IPC Preferred Stock (other than shares owned directly or indirectly by WPLH, IES or IPC and other than IPC Dissenting Shares) will remain outstanding and unchanged, and (iv) each outstanding share of WPLH Common Stock will remain outstanding and unchanged as one share of Interstate Energy Common Stock. As a result of the Transaction, the common shareholders of WPLH, IES and IPC immediately prior to the Transaction (except for holders of IES Dissenting Shares) will all be common shareholders of Interstate Energy. The alternative structure for consummating the mergers as contemplated by the Merger Agreement will not be utilized by the parties because the PSCW issued a final order determining that the reincorporation mergers provided for in such alternative structure were not required. Based on the capitalization of WPLH, IES and IPC on August 15, 1996 and the exchange capitalization of WPLH, IES and IPC on August 15, 1996 and the exchange ratios for the IES Common Stock and the IPC Common Stock, holders of WPLH Common Stock, IES Common Stock and IPC Common Stock would have held approximately 40.8%, 45.1% and 14.1%, respectively, of the aggregate number of shares of Interstate Energy Common Stock that would have been outstanding if the Transaction had been consummated as of such date.

                 Except as set forth below, if any holder of IES Common Stock or IPC Common Stock would be entitled to receive a number of shares of Interstate Energy Common Stock that includes a fraction, then in lieu of a fractional share, such holder will be entitled to receive a cash payment determined by multiplying the fractional share interest by the average of the last reported sales price, regular way, per share of WPLH Common Stock on the New York Stock Exchange Composite Tape for the ten business days prior to and including the last business day prior to the consummation of the Transaction, without any interest thereon. Fractional shares of IES Common Stock and IPC Common Stock held in accounts under the dividend reinvestment plans and employee benefit plans of IES and IPC may be converted into the applicable number of shares (or fractional shares) of Interstate Energy Common Stock in accordance with the respective exchange ratios.

                 The Transaction is subject to customary closing conditions, including the approval of the Commission.

                 The Transaction is designed to qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. WPLH, IES and IPC believe that the Transaction will be treated as a "pooling of interests" for accounting purposes.

                 The Merger Agreement contains certain covenants relating to the conduct of business by the parties pending the consummation of the Transaction, which are customarily contained in merger transactions generally. As a general matter, the parties must carry on their businesses in the ordinary course consistent with past practice, may not increase dividends beyond specified levels, and may not issue capital stock except as otherwise specified. The Merger Agreement also contains customary restrictions on, among other things, charter and bylaw amendments, capital expenditures, acquisitions, dispositions, incurrence of indebtedness, certain increases in employee compensation and benefits and affiliate transactions.

         3.      Management of Interstate Energy Following the Merger.

                 Following consummation of the Transaction, the headquarters of Interstate Energy will be in Madison, Wisconsin. Pursuant to the Merger Agreement, upon consummation of the Transaction, the Interstate Energy Board of Directors will consist of fifteen members: six designated by IES (including Mr.
Liu), six designated by WPLH (including Mr. Davis) and three designated by IPC (including Mr. Stoppelmoor). As of the date hereof, WPLH, IES and IPC have not determined which individuals, in addition to Messrs. Liu, Davis and Stoppelmoor, will be designated to serve as directors of Interstate Energy upon consummation of the Transaction.

                 Upon consummation of the Transaction, Mr. Liu will serve as Chairman of the Board of Directors of Interstate Energy for a period of two years and thereafter will retire as an officer of Interstate Energy but may continue as a director of Interstate Energy. Mr. Davis will serve as President and Chief Executive Officer of Interstate Energy for a period of two years following the effective date of the Transaction and, for the three-year period thereafter and following Mr. Liu's retirement, Mr. Davis will serve as Chairman, President and Chief Executive Officer of Interstate Energy. Mr. Stoppelmoor will serve as Vice Chairman of Interstate Energy for a period of two years following the effective date of the Transaction and thereafter will retire as an officer of Interstate Energy but may continue as a director of Interstate Energy. Messrs. Liu, Davis, Stoppelmoor and Michael R. Chase (Executive Vice President of IPC) will each have an employment agreement with Interstate Energy following the consummation of the Transaction. The forms of these employment agreements are attached as Annexes H, I, J and K to the Joint Registration Statement on Form S-4 and are incorporated by reference herein as Exhibit I-2.

                 Following consummation of the Transaction, the activities of Interstate Energy will be governed by its Amended and Restated Articles of Incorporation and Restated Bylaws, attached hereto as Exhibits J-1 and J-2, respectively.

D. Dividend Reinvestment Plan, Long-Term Equity Incentive Plan and other Employee Benefit Plans.

                 Interstate Energy proposes, from time to time during a period of five years from the date of an Order issued by the Commission, to issue and/or acquire in open market transactions or through privately-negotiated transactions up to 11 million shares of Interstate Energy Common Stock under Interstate Energy's dividend reinvestment and stock purchase plan, long-term equity incentive plan and certain other employee benefit plans described below.

1.       Dividend Reinvestment Plan

                 Each of WPLH, IES and IPC has in place a dividend reinvestment and stock purchase plan. Following consummation of the Transaction, the IES and IPC plans will cease to exist and participants in such plans will be eligible to become participants in the WPLH plan, which is referred to below as the "DRIP" and which will become (subject to certain proposed modifications as described below) the Interstate Energy plan.

                 Set forth below is a description of the principal  terms of the
                 DRIP:

                 a.       Purpose of the DRIP and Eligibility of Participants.

                 The  purpose  of the DRIP is to provide  eligible  participants with a convenient and economical method of investing cash dividends and/or optional cash payments in shares of Interstate Energy Common Stock. To be eligible to participate in the DRIP, a person will need to be: (i) a shareholder of record of Interstate Energy Common Stock, (ii) a shareholder of record of Preferred Stock of WP&L or (iii) an employee of Interstate Energy or one of its majority-owned subsidiaries. Directors of Interstate Energy or any majority-owned subsidiary will also be eligible to participate in the DRIP. It is anticipated that prior to the consummation of the Transaction, the DRIP will be modified to permit other investors who are not shareholders or employees of Interstate Energy to make an original purchase of Interstate Energy Common Stock under the DRIP, whereupon they will become shareholders of Interstate Energy and will be entitled to participate in the DRIP like other shareholders. It is also expected that the DRIP will be modified to allow (following consummation of the Transaction) the reinvestment of dividends paid on shares of Preferred Stock of Utilities and IPC.

                 The DRIP is designed to encourage and facilitate broader ownership of Interstate Energy Common Stock. Full investment of funds will be possible under the DRIP, subject to minimum and maximum purchase limits, because the DRIP will permit fractional as well as whole shares to be credited to a participant's account. The DRIP will also provide Interstate Energy with a means to raise equity capital and to increase ownership by small, long-term investors.

                 b.       Sources of Common Stock and Use of Proceeds.

                 Any shares of Interstate Energy Common Stock purchased under the DRIP with optional cash payments or reinvested dividends will be, at the discretion of Interstate Energy, authorized but unissued shares, treasury shares or shares purchased on the open market or in privately negotiated transactions by the DRIP's independent plan administrator (the "Administrator"). As of the date of this Application, the Administrator is purchasing shares in the open market for the WPLH plan. Following consummation of the Transaction, the decision as to whether shares are to be purchased directly from Interstate Energy, or in the open market or in privately negotiated transactions, will be based on Interstate Energy's need for common equity and other factors considered by Interstate Energy to be relevant. Any determination by Interstate Energy to alter the manner in which shares will be purchased for the DRIP, and implementation of any such change, will comply with applicable law and Commission interpretations then in effect.

                 Net proceeds from the sale of newly issued shares of Interstate Energy Common Stock will be added to Interstate Energy's general funds to be available for general corporate purposes. Interstate Energy will not receive any proceeds from shares acquired by the Administrator in the open market or in privately negotiated transactions.

                 Interstate Energy will not use any proceeds from newly issued shares to acquire the securities of or any interest in any EWG or foreign utility companies (as those terms are defined in Sections 32(e) and 33(a) of the Act, as amended by the Energy Policy Act of 1992), until such time as such use shall be approved by regulation or order of the Commission, to the extent such approval is required under the Act.

                 A full statement of the current provisions of the DRIP is included in WPLH's Registration Statement on Form S-3 (Exhibit I-3 hereto).

2.       Long-Term Equity Incentive Plan.

                 WPLH currently has in effect the Long-Term Equity Incentive Plan (the "Long-Term Plan") which will remain in effect following the consummation of the Transaction. In addition to providing the opportunity for awards to key employees of Interstate Energy and its subsidiaries following the consummation of the Transaction, the Long-Term Plan is expected to replace the IES Long-Term Incentive Plan (the "IES Long-Term Plan") (except with respect to obligations incurred thereunder prior to the consummation of the Transaction). Pursuant to the Merger Agreement, (i) each outstanding option to purchase shares of IES Common Stock under the IES Long-Term Plan along with tandem stock appreciation rights will be modified such that the option will constitute at the effective time of the Transaction the right to acquire (on the same terms and conditions as were applicable under such option) shares of Interstate Energy Common Stock based on the same number of shares of Interstate Energy Common Stock as the holder of such IES stock option would have been entitled to receive in the Transaction had such holder exercised such option in full immediately prior to the consummation of the Transaction; and (ii) each other outstanding award under the IES Long-Term Plan shall be modified to constitute an award based upon the same number of shares of Interstate Energy Common Stock as the holder of such award would have been entitled to receive in the Transaction had such holder been the owner, immediately before the consummation of the Transaction, of the shares of IES Common Stock on which such award is based, and otherwise on the same terms and conditions as govern such award immediately before the consummation of the Transaction. IES also has in effect the Whiting Stock Option Plan pursuant to which one remaining participant thereunder has an option to acquire IES Common Stock. It is anticipated that prior to the consummation of the Transaction such option will be exercised or such Plan will be amended to provide that the option will be exercisable for shares of Interstate Energy Common Stock based on the IES exchange ratio.

                 Set forth below is a summary of certain features of the Long-Term Plan, which summary is qualified by reference to such plan (Exhibit I-4 hereto):

                 The Long-Term Plan is required to be administered by a committee of the Interstate Energy Board of Directors (the "Committee") consisting of not less than two directors who are eligible to administer the Long-Term Plan pursuant to Rule 16b-3 under the Securities Exchange Act of 1934. The Compensation and Personnel Committee of the WPLH Board is currently serving as the administrator of the Long-Term Plan. Among other functions, the Committee has the authority to establish rules for the administration of the Long-Term Plan; to select the employees of Interstate Energy and its subsidiaries to whom awards will be granted; to determine the types of awards to be granted to employees and the number of shares covered by such awards; to set the terms and conditions of such awards; to determine whether, to what extent and when awards may be settled in cash or shares; and to amend the terms and conditions of any outstanding awards to the extent authorized under the Long-Term Plan. Except as otherwise provided in the Long-Term Plan, determinations and interpretations with respect to the Long-Term Plan and any award agreements will be in the sole discretion of the Committee, whose determination and interpretations will be binding on all parties. Any nonunion employee of Interstate Energy or any subsidiary, including any executive officer or employee-director of Interstate Energy, is eligible to receive awards under the Long-Term Plan.

                 The Long-Term Plan authorizes the granting to employees of: (a) stock options, which may be either incentive stock options ("ISOs") meeting the requirements of Section 422 of the Internal Revenue Code (the "Code") or nonqualified stock options; (b) restricted stock; and (c) performance shares and performance units. The Long-Term Plan provides that up to a total of 1,000,000 shares of Interstate Energy Common Stock (subject to adjustment as described below) will be available for the granting of awards. Of this number, up to 300,000 shares may be granted as restricted stock. If any shares subject to awards granted under the Long-Term Plan, or to which any award relates, are forfeited or if an award otherwise terminates, expires or is cancelled prior to the delivery of all of the shares or other consideration issuable or payable pursuant to the award, such shares (assuming the holder of the award did not receive dividends on the shares or exercise other indicia of ownership) will be available for the granting of new awards under the Plan. Any shares delivered pursuant to an award may be either authorized and unissued shares of Interstate Energy Common Stock or shares reacquired and held by Interstate Energy.

                 Options may be granted to employees at such times and in such amounts as determined by the Committee, provided that the maximum number of shares subject to options that may be granted to any single participant during the term of the Long-Term Plan is 150,000. The exercise price per share of Interstate Energy Common Stock subject to an option granted under the Long-Term Plan will be determined by the Committee, provided that the exercise price may not be less than 100% of the fair market value of a share of Interstate Energy Common Stock on the date of grant. In addition, the Committee may grant options with exercise prices that increase over time. The term of an option granted under the Long-Term Plan will be as determined by the Committee, but cannot exceed ten years. Options granted under the Long-Term Plan will become exercisable in such manner and within such period or periods and in such installments or otherwise as determined by the Committee; provided, that no option may be exercised within six months of its grant. All ISOs granted under the Long-Term Plan will also be required to comply with all other terms of Section 422 of the Code. At the time an option is granted, the Committee may also grant dividend equivalents. Dividend equivalents give the participant a contingent right to receive an amount equal to the dividends declared on a share of Interstate Energy Common Stock on all record dates during the related option exercise period. Payout of the value of a dividend equivalent will be made in cash within 30 days following the exercise of the related option, provided the option is in-the-money on the exercise date.

                 In the event a participant's employment is terminated by reason of death, disability or retirement, all outstanding options granted to the participant will become fully vested and remain exercisable prior to their expiration or for one year (three years in the case of retirement), whichever period is shorter. If a participant's employment is terminated for any other reason (other than for cause), unvested options held by the participant will be forfeited, unless otherwise determined by the Committee, and vested options may be exercised during the three month period following termination. If a participant's employment is terminated for cause, all options held by the participant will be forfeited.

                 Shares of restricted common stock granted to employees under the Long-Term Plan will be subject to such restrictions as the Committee may impose, including a requirement that participants pay a stipulated purchase price for each share. The restrictions imposed on the shares may lapse separately or in combination at such time or times, or in such installments or otherwise, as the Committee may deem appropriate; provided, that no restrictions will lapse prior to six months after award, except in the case of death. Upon termination of an employee's employment for any reason other than death, disability or retirement during the applicable restriction period, all shares of restricted stock still subject to restriction will be subject to forfeiture by the employee. In the event an employee's employment is terminated by reason of death, disability or retirement, all shares of restricted stock still subject to restriction will become fully vested. Under the Long-Term Plan, the Committee will have the authority at its discretion to waive in whole or in part any or all remaining restrictions with respect to shares of restricted stock granted to an employee.

                 During the period of restriction, participants may exercise full voting rights with respect to restricted shares and are entitled to receive all regular cash dividends paid with respect to those shares. All other cash dividends and distributions may be credited to participants subject to the same restrictions on transferability and forfeitability as the restricted shares with respect to which they are paid. If any dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability as the shares on which the dividends or distributions are paid.

                 The Long-Term Plan also provides for the granting of performance shares and performance units to employees. The Committee will determine the number of performance units and shares granted to participants; provided that so long as the Committee determines that a grant of performance units or performance shares should qualify for the "performance-based" exemption under Section 162(m) of the Code, the maximum payout to any executive officer named in the proxy statement compensation table with respect to performance units and/or performance shares granted in any fiscal year is $400,000. The Committee will determine the applicable performance period, which, in all cases, will exceed six months, the performance goal or goals to be achieved during any performance period, the proportion of payments, if any, to be made for performance between the minimum and full performance levels and any other terms, conditions and rights relating to the grant of performance shares or performance units. Interstate Energy and subsidiary performance goals established by the Committee under the Long-Term Plan will be chosen from return on equity, total shareholder return, net income, earnings per share and cash flow. The Committee will establish the specific goals each year prior to the commencement of the period to which the compensation relates. Payment on performance shares and performance units held by employees will be made in cash or shares of Interstate Energy Common Stock (which, at the discretion of the Committee, may be shares of restricted stock) (or in a combination thereof), which have an aggregate fair market value equal to the value of the earned performance shares and performance units. Payments will be made in a single lump sum within seventy-five days following the close of the applicable performance period, unless the participant elects to defer payment.

                 In the event a participant's employment is terminated by reason of death, disability, retirement or involuntary termination without cause, the participant will receive a prorated payout of the performance shares and/or performance units as determined by the Committee based on the length of time the awards were held and the achievement of the preestablished performance goals. Upon termination of a participant's employment for any other reason, all performance shares and performance units will be forfeited.

                 Participants will be entitled to receive dividends with respect to shares earned in connection with grants of performance shares and performance units, subject to the same accrual, forfeiture and payout restrictions which apply with respect to shares of restricted stock. In addition, participants may, at the discretion of the Committee, be entitled to exercise voting rights with respect to shares which have been earned in connection with grants of performance units and performance shares.

                 In the event of any stock dividend, stock split, merger, consolidation, reorganization, recapitalization, share combination, liquidation or any other change affecting the Interstate Energy Common Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Long-Term Plan, then the Committee will generally have the authority, in such manner as it deems equitable, to adjust (i) the number and type of shares of stock that may be issued under the Long-Term Plan, (ii) the number and type of shares of stock subject to outstanding awards, and (iii) the grant, purchase or exercise price with respect to any award.

                 No award granted under the Long-Term Plan may be assigned, sold, pledged, transferred or encumbered by any participant, otherwise than by will, or by the laws of descent and distribution.

                 The Interstate Energy Board may amend, suspend or terminate the
Long-Term Plan at any time, provided that no amendment which requires shareholder approval in order for the Long-Term Plan to continue to comply with Rule 16b-3 under the Securities Exchange Act of 1934 will be effective without approval of shareholders. Further, no termination, amendment or modification of the Long-Term Plan will adversely affect in any material way any outstanding award without the consent of the holder of such award.

                 The Committee may permit a participant to defer receipt of the payment of cash or delivery of shares due with respect to an award, subject to such rules and procedures as the Committee may establish.

                 Upon the occurrence of a Change in Control (as defined in the Rights Agreement) of Interstate Energy (i) all outstanding options will become immediately exercisable; (ii) any restriction periods and related restrictions on restricted stock will lapse; (iii) the target payout opportunity attainable under all outstanding performance units and shares will be deemed fully earned for the entire performance period and a pro rata portion of the performance share or unit, based on the portion of the performance period which has elapsed, will be paid out in cash; and (iv) the Committee may make any other modifications to outstanding awards, except, in all cases, unless otherwise specifically prohibited by the Plan.

3.       Other Stock-Based Employee Benefit Plans

                 Each of WPLH, IES and IPC currently has plans, in addition to the Long-Term Plan, the IES Long-Term Plan and the Whiting Stock Option Plan, that provide for the issuance of shares of its common stock to participating employees. It is currently anticipated that such plans, the Wisconsin Power and Light Company Employees' Retirement Savings Plan, the IES Employee Savings Plan, the IES Employee Stock Purchase Plan, the IES Bonus Stock Ownership Plan and the Interstate Power Company 401(k) Plan, will remain in effect following the consummation of the Transaction, except that such plans will be modified to provide for the acquisition of Interstate Energy Common Stock. Each of the Wisconsin Power and Light Company Employees' Retirement Savings Plan, the IES Employee Savings Plan and the Interstate Power Company 401(k) Plan allows participating employees to elect to defer a portion of their compensation and have such funds invested in designated investment media selected by the participants, including a common stock fund of the sponsoring company. In connection with the Transaction, shares of IES Common Stock held in the IES Employee Savings Plan and shares of IPC Common Stock held in the Interstate Power Company 401(k) Plan will be converted into shares of Interstate Energy Common Stock and following the consummation of the Transaction the employer common stock fund of each of the plans will provide for the issuance of Interstate Energy Common Stock. Each of the plans is a qualified plan for purposes of Section 401(a) of the Code. The IES Employee Stock Purchase Plan allows eligible IES employees to purchase stock at a discount to fair market value and the IES Bonus Stock Ownership Plan provides a mechanism to award stock bonuses to nonmanagement employees of IES and its subsidiaries.

                  As soon as practicable after the consummation of the merger, the Applicants intend to implement a new single IEC 401(k) plan by merging the 401(k) plans of WPLH/WP&L, IPC and IES. The merged IEC 401(k) plan will use the common stock of IEC.

E.       Rights Agreement

                 Applicants seek authorization to implement the following transactions, which are permitted by the terms of the Rights Agreement: (i) the issuance of the Rights (as defined below); (ii) the sale and issuance of Interstate Energy Common Stock or other Interstate Energy securities or assets upon the exercise of the Rights; (iii) the redemption of the Rights or the issuance of Interstate Energy Common Stock or other Interstate Energy securities in exchange for the Rights; and (iv) the amendment of the Rights Agreement as permitted by the terms thereof.

                 Set forth below is a description of the principal terms of the Rights Agreement. Such description is qualified in its entirety by reference to the text of the Rights Agreement, which is attached hereto as Exhibit I-5.

                 The Rights Agreement provides that each outstanding share of Interstate Energy Common Stock will have attached thereto one Common Stock Purchase Right ("Right") and each share subsequently issued by Interstate Energy prior to the expiration of the Rights Agreement, including the shares issued pursuant to the Transaction, will have attached thereto one Right. Under certain circumstances described below, the Rights will entitle the holder thereof to purchase additional shares of Interstate Energy Common Stock.

                 Currently the Rights are not exercisable and trade with the WPLH Common Stock. In the event the Rights become exercisable, each Right (unless held by a person or group which beneficially owns more than 20% of the outstanding Interstate Energy Common Stock) will initially entitle the holder to purchase one-half share of Interstate Energy Common Stock at a price of $60 per full share (equivalent to $30 per each one-half share), subject to adjustment. The Rights will only become exercisable if a person or group has acquired, or announced an intention to acquire, 20% or more of the outstanding shares of Interstate Energy Common Stock. Under certain circumstances, including the existence of a 20% acquiring party, each holder of a Right, other than the acquiring party, will be entitled to purchase at the exercise price Interstate Energy Common Stock having a market value of two times the exercise price. In the event of the acquisition of Interstate Energy by another corporation subsequent to a person acquiring 20% or more of the Interstate Energy Common Stock, each holder of a Right will be entitled to receive the acquiring corporation's common shares having a market value of two times the exercise price. The Rights may be redeemed at a price of $.01 per Right prior to the existence of a 20% acquiring party and may thereafter be exchanged for one share of Interstate Energy Common Stock per Right until the existence of a 50% acquiring party. The Rights will expire on February 22, 1999. Under the Rights Agreement, the Interstate Energy Board will be able to reduce the thresholds applicable to the Rights from 20% to not less than 10%. Rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on the earnings of WPLH.

                 Shareholder rights plans, such as the Rights Agreement, have become a widely accepted means of maximizing shareholder value by reducing the risk of nonrealization of shareholder value due to opportunistic takeover proposals. The Rights Agreement would encourage potential acquirors to negotiate with the Interstate Energy Board and would be intended to assist the Interstate Energy Board in obtaining the highest value for the shareholders of Interstate Energy, especially in a hostile or unwanted takeover situation. The Rights Agreement may, in certain circumstances, permit the Interstate Energy Board to thwart an offer the Interstate Energy Board determines to be inadequate. The Rights Agreement also provides the Interstate Energy Board with a role (supplemental to the role of the Commission under the Act) in discouraging implicitly coercive takeover tactics and is intended to enable the Interstate Energy Board to provide holders of Interstate Energy Common Stock adequate time to properly assess a takeover bid without undue pressure. A shareholder rights plan, such as the Rights Agreement, may enhance the probability that a higher competing bid will emerge. Over 1,700 American public companies have adopted shareholder rights plans. The Commission has authorized registered holding companies to adopt shareholder rights plans substantially similar to the Rights Agreement. National Fuel Gas Company, Holding Co. Act Release No. 26532 (June 12, 1996); Consolidated Natural Gas Company, Holding Co. Act Release No. 26434 (December 19, 1995).

Item 2.  Fees, Commissions and Expenses

                 The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction, including the solicitation of proxies, registration of securities of the applicants under the Securities Act of 1933, and other related matters, are estimated as follows:

Commission filing fee relating to
Application/Declaration on Form U-1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $2,000.00

Commission filing fee for the
Registration Statement on Form S-4  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    453,367.00
Accountants' fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        69,145

Legal fees and expenses relating to the Act . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       715,000

Other legal fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,757,000

Shareholder communication and proxy solicitation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,174,000

NYSE listing fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       150,000

Exchanging, printing, and engraving of
stock certificates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       150,000

Investment bankers' fees and expenses
  Merrill Lynch, Pierce, Fenner & Smith Incorporated  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5,000,000
  Morgan Stanley & Co. Incorporated . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5,000,000
  Salomon Brothers Inc. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,500,000

Consulting fees related to human
  resource issues, public relations,
  regulatory support, and other
  matters relating to the Transaction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,951,000

Expenses related to integrating
  the operations of the merged company
  and miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15,874,000
                                                                                                                         ----------
TOTAL                                                                                                                    41,795,512

- --------------

Item 3.  Applicable Statutory Provisions

         The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed Transaction:

Section of the Act             Transactions to which section or rule is or may be applicable
- ------------------             -------------------------------------------------------------
4, 5                           Registration of Interstate Energy as a holding company following the consummation of the Transaction

6(a), 7                        Issuance of Interstate Energy Common Stock in the Transaction in exchange for shares of IES and IPC Common Stock; issuance of Rights; issuance of
                               Interstate Energy Common Stock or other securities in connection with the
                               Rights Agreement; issuance of Interstate Energy Common Stock under certain employee benefit and savings plans of WPLH, IES and IPC and the
                               Interstate Energy Dividend Reinvestment Plan; approval of all outstanding intra-system debt, including guarantees

9(a)(2), 10                    Acquisition by Interstate Energy of common stock of Utilities (or New
                               Utilities) and IPC (or New IPC)

9(a)(1), 10                    Acquisition by Interstate Hold of certain non-utility subsidiaries of
                               WPLH and IES; acquisition of Interstate Energy Common Stock in open-
                               market transactions under certain benefit and savings plans

8, 11(b), 21                   Retention by Interstate Energy of gas operations and other businesses of
                               WPLH, IES and IPC and their direct and indirect subsidiaries

13                             Approval of the Service  Agreement  and  services
                               provided  to  utility  affiliates  thereunder  by
                               Interstate   Services;   approval  of  incidental
                               services among WP&L, South Beloit,  Utilities and
                               IPC;   approval   of  the   Non-Utility   Service
                               Agreement  and services  provided to  non-utility
                               affiliates  thereunder  by  Interstate  Services;
                               approval of the  performance of certain  services
                               between the Interstate Energy system companies

13(b)(1)                       Exemption from at-cost standards with respect to certain services.

Rules
- -----
42                             Open-market purchases of Interstate Energy Common Stock pursuant to the
                               Interstate Energy Dividend Reinvestment Plan

80-92 Interstate Services charges to Interstate Energy system companies; WP&L charges to Utilities and IPC and vice-versa; certain Interstate Energy system companies' charges to other Interstate
                               Energy system companies

83(a)                          Exemption from at-cost standards with respect to certain services

87(a)(3)                       Incidental services among Interstate Energy system utility companies

88                             Approval of Interstate Services as a subsidiary service company

93, 94                         Accounts, records and annual reports by Interstate Services


To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

A.       Transaction

                 Section 9(a)(2) makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate [under Section 2(a)(11)(A) of the Act] . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)(A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

                 WP&L, South Beloit, Utilities and IPC are public utility companies as defined in Section 2(a)(5) of the Act. Because WPLH, an "affiliate" of WP&L and South Beloit within the meaning of Section 2(a)(11) of the Act, will acquire more than five percent of the voting securities of each of Utilities and IPC as a result of the Transaction, and because WPLH will thereby become an affiliate of Utilities and IPC, WPLH must obtain the approval of the Commission for the Transaction under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Section 10 of the Act.

                 As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission. Thus:

- -       the Transaction will not create detrimental interlocking relations or concentration of control;
- -       the consideration to be paid in the Transaction is fair and reasonable;
- -       the Transaction will not result in an unduly complicated capital structure for the Interstate Energy system;
- -       the Transaction is in the public interest and the interests of investors and consumers;
- -       the Transaction is not unlawful under Section 8 and is not detrimental to the carrying out of the provisions of Section 11 of the Act;
- -       The Transaction tends toward the economical and efficient development of an integrated electric utility system; and
- -       the Transaction will comply with all applicable state laws.

                 The Transaction and the requests contained in this Application/Declaration are well within the precedent of transactions approved by the Commission as consistent with the Act. In addition, a number of the recommendations made by the Division of Investment Management (the "Division") in the report issued by the Division in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report") support the applicants' analysis. The Commission's approval of the Transaction would be consistent with previous Commission rulings(8) and would also be consistent with the
Division's overall   recommendation   in  the  1995   Report  that  the
Commission   "act administratively to modernize and simplify holding company regulation. . . and minimize regulatory overlap, while protecting the interests of consumers and investors,"(9) since, as demonstrated below, the Transaction will benefit both consumers and shareholders of Interstate Energy, and the other federal and state regulatory authorities with jurisdiction over this Transaction have approved it as in the public interest. In addition, although discussed in more detail in each applicable item below, the Transaction is consistent with the specific recommendations of the Division with regard to financing transactions,(10) utility ownership(11) and diversification.(12)

         1.      Section 10(b)

                 Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

                 (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

                 (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                 (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

                 a.       Section 10(b)(1)

                          i.      Interlocking Relationships

                 Section 10(b)(1) was primarily aimed at preventing business combinations unrelated to operating synergies and was never intended to prohibit mergers that otherwise made operational sense and were permissible under other provisions of the Act.

                As described in Item 1.C.3. above, the Merger Agreement provides for the Board of Directors of Interstate Energy to be composed of fifteen members, six designated by each of WPLH and IES and three designated by IPC.(13) In addition, each of the utility subsidiaries of Interstate Energy is expected to enter into a service agreement with Interstate Services, which is necessary to integrate WPLH, IES and IPC into a single Interstate Energy system. These actions are subject to approval of the Commission under
Section 13 and state regulatory authorities and will, therefore, be closely monitored to insure that they are in the public interest and the interests of investors and consumers. Forging such relations is beneficial to the protected interests under the Act and thus is not prohibited by Section 10(b)(1). Moreover, the projected benefits that will accrue to the public, investors and consumers from the combination of WPLH, IES and IPC demonstrate that the combination is not detrimental to the protected interests under the Act.

                          ii.     Concentration of Control

                 Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system.
American Electric Power Co., 46 S.E.C. 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700
(1968). As discussed below, the WPLH-IES-IPC combination alliance will not create a "huge, complex, and irrational system" of a type at which the Act is directed, but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. American Electric Power Co., 46 S.E.C. 1299, 1307 (1978).

                 Size: If approved, the Interstate Energy system will serve approximately 873,000 retail electric customers and 369,000 natural gas customers in four states. As of and for the year ended December 31, 1995: (1) the combined assets of WPLH, IES and IPC would have totaled approximately $4.492 billion; (2) combined utility revenues of WPLH, IES and IPC would have totaled approximately $1.755 billion; and (3) combined owned generating capacity would have totaled approximately 5,469 MW.

                By comparison, the Commission has approved a number of acquisitions involving significantly larger operating utilities. See, e.g., CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21, 1994) (combination of Cincinnati Gas & Electric Co. and PSI Resources; combined assets at time of acquisition of approximately $7.9 billion); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (acquisition of Gulf States Utilities; combined assets at time of acquisition in excess of $21 billion); Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990) (acquisition of Public Service of New Hampshire; combined assets at time of acquisition of approximately $9 billion).

                 In the states to be served by the Interstate Energy system, several public utilities are larger than Interstate Energy's utility operations will be following the Transaction. Union Electric Company has total assets of approximately $6.625 billion, revenues of $2.117 billion, electricity sales of
39.688 million MWH and 1.116 million customers. Northern States Power Company has total assets of approximately $5.950 billion, revenues of $2.034 billion, electricity sales of 39.829 million MWH and 1.389 million customers. Wisconsin Energy Company has total assets of $4.408 billion, total revenues of $1.389 billion, electricity sales of 26.911 million MWH and 937,968 customers.

                 As the following table demonstrates, nine of the currently registered electric utility holding company systems are larger than Interstate Energy will be following the Transaction in terms of assets, operating revenues, customers and/or sales of electricity:

                            Total          Operating                        Sales in
                           Assets          Revenues        Customers          MWH
      System Total      ($ Billions)     ($ Billions)                      (Millions)
Southern                       $27.042           $8.426        3,478,889         157.5
Entergy                        $22.622           $6.707        2,358,992         120.1
AEP                            $15.779           $6.096        2,813,177         142.6
CSW                            $11.066           $3.076        1,643,143          60.2
Northeast Utilities            $10.585           $4.242        1,680,349          48.0
GPU                             $9.210           $3.644        1,935,832          44.2
NEES                            $5.251           $3.508        1,292,628          45.6
Allegheny Power
  System, Inc.                  $6.711           $2.625        1,348,832          52.0
Cinergy                         $8.150           $2.584        1,331,548          31.4
Interstate Energy               $4.080           $1.322          855,394          28.9

                  In addition, Interstate Energy will be smaller than the registered holding companies to be formed as a result of recently announced proposed and completed mergers, specifically the mergers of AEP and CSW (combined 1995 year-end assets of approximately $52.845 billion and operating revenues of $9.172 billion), the Ameren combination of Union Electric Company and CIPSCO, Inc. (combined 1994 year-end assets of approximately $8.402 billion and operating revenues of $2.850 billion) and the New Centuries combination of Public Service Company of Colorado and Southwestern Public Service Company (combined 1994 year-end assets of approximately $6.018 billion and operating revenues of $2.881 billion.)

         Interstate Energy will be a small- to mid-size registered holding company, and its operations would not exceed the economies of scale of current electric generation and transmission technology or provide undue power or control to Interstate Energy in the region in which it will provide service.

         Efficiencies and economies: The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. American Electric Power Co., 46 S.E.C. 1299, 1309. More recent pronouncements of the Commission confirm that size is not determinative. Thus, in Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986), the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." See also Entergy Corporation, Holding Co. Act Release No. 25952 (December 17, 1993). In addition, the Division recommended in the 1995 Report that the Commission approach its analysis of merger and acquisition transactions in a flexible manner with emphasis on whether the Transaction creates an entity subject to effective regulation and is beneficial for
shareholders  and  customers  as  opposed  to  focusing  on  rigid,   mechanical
tests.(14)

         By virtue of the Transaction, Interstate Energy will be in a position to realize the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" described by the Commission in American Electric Power Co., 46 S.E.C. at 1309. Among other things, the Transaction is expected to yield significant production cost savings from integrated economic dispatch; savings through greater purchasing power; labor cost savings; savings through consolidation of corporate and administrative programs; and savings from integrated gas operations through optimization of transportation capacity, shortening storage withdrawal periods and avoidance of duplicative reserve margins. These expected economies and efficiencies from the combined utility operations are described in greater detail in Item 3.A.2.b.i. below and are projected to result in net savings of approximately $749 million over the first ten years alone.

     Competitive Effects: As the Commission noted in Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." It is a condition to the consummation of the Transaction that the applicable waiting periods under the HSR Act shall have expired or been terminated. On June 7, 1996, WPLH, IES and IPC filed a Notification and Report Form with the DOJ and FTC pursuant to the HSR Act describing the effects of the Transaction on competition in the relevant market. The 30-day waiting period with respect to such Notification and Report Form expired on July 7, 1996 without the issuance of a request for additional information from the DOJ or FTC. After the expiration of one year from the original expiration, a subsequent filing in September of 1997 produced a similar result. No further requirements consequently remain to be satisfied under the HSR Act for the consummation of the Transaction.

     In addition,  the competitive  impact of the Transaction  was fully
considered  by  the  FERC  before  it  approved  the  Transaction.   A  detailed
explanation of the reasons why the Transaction will not threaten competition in even the most narrowly drawn geographic and product markets is set forth in the prepared testimony of Rodney Frame, filed with the FERC on behalf of WPLH, IES and IPC, a copy of which is filed as Exhibit K-1. The application filed by WPLH, IES and IPC with the FERC is filed as Exhibit K-2 and the Order received is filed as Exhibit N-3. The Commission may appropriately rely upon the FERC with respect to such matters. Entergy Corporation, supra citing, City of Holyoke Gas & Electric Department et al. v. S.E.C., 972 F.2d 358, 363-64 quoting Wisconsin Environmental Decade, Inc. v. S.E.C., 882 F.2d 523, 527 (D.C. Cir. 1989).

         For these reasons, the Transaction will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

   b. Section 10(b)(2)

         As noted above, Section 10(b)(2) requires the Commission to determine whether the consideration to be paid in connection with the combination of WPLH, IES and IPC, including all fees, commissions and other remunerations, is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired.(15)

   i. Fairness of Consideration

         For the reasons set forth below, the requirements of Section 10(b)(2) regarding consideration are satisfied in this Transaction.

         First, the Transaction is a pure stock-for-stock exchange and qualifies for treatment as a pooling of interests for accounting purposes. As set forth more fully above, each share of IES Common Stock will be converted into the right to receive 1.14 shares of Interstate Energy Common Stock, each share of IPC Common Stock will be converted into the right to receive 1.11 shares of Interstate Energy Common Stock and each share of WPLH Common Stock will continue as one share of Interstate Energy Common Stock. Each share of IPC Preferred Stock and Utilities Preferred Stock will remain unchanged unless the Reincorporation Mergers are effected, in which case it is anticipated that all of the Utilities Preferred Stock will be redeemed by Utilities prior to consummation of the Utilities Reincorporation Merger and each share of IPC Preferred Stock (other than IPC Dissenting Shares) will be converted into one share of New IPC Preferred Stock with terms and designations substantially identical to those of the IPC Preferred Stock. The Transaction will, therefore, involve no "acquisition adjustment" or other write-up of the assets of WPLH, IES or IPC.


         Second, the exchange ratios are the product of extensive and vigorous arms-length negotiations between WPLH, IES and IPC. These negotiations were preceded by extensive due diligence, analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies. See "Background of the Mergers" at pages 31 to 45 of the WPLH Registration Statement on Form S-4 (Exhibit I-1 hereto). As recognized by the Commission in Ohio Power Co., 44 S.E.C. 340, 346 (1970), prices arrived at through arms-length negotiations are particularly persuasive evidence that Section 10(b)(2) is satisfied.

        Finally, nationally-recognized investment bankers for each of WPLH, IES and IPC have reviewed extensive information concerning the companies and analyzed the exchange ratios employing a variety of valuation methodologies, and have opined that the exchange ratios are fair, from a financial point of view, to the respective holders of WPLH Common Stock, IES Common Stock and IPC Common Stock. The investment bankers' opinions are attached as Annexes L, M and N to WPLH's Registration Statement on Form S-4 and are described on pages 53 to 69 of the Form S-4 (Exhibit I-1 hereto). The assistance of independent consultants in setting consideration has been recognized by the Commission as evidence that the requirements of Section 10(b)(2) have been met. The Southern Company; SV Ventures, Inc., Holding Co. Act Release 24579 (February 12, 1988).

         ii.     Reasonableness of Fees

         WPLH, IES and IPC believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are reasonable and fair in light of the size and complexity of the Transaction relative to other transactions and the anticipated benefits of the Transaction to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).

         As set forth in Item 2 of this Application/Declaration, WPLH, IES and IPC together expect to incur a combined total of approximately $14 million(16) in fees, commissions and expenses in connection with the Transaction. By contrast, Cincinnati Gas & Electric Company and PSI Resources incurred $47.1 million in fees, commissions and expenses in connection with their reorganization as subsidiaries of CINergy, Northeast Utilities alone incurred $46.5 million in fees, commissions and expenses in connection with its acquisition of Public Service Company of New Hampshire and Entergy alone incurred approximately $38 million in fees, commissions and expenses in connection with its recent acquisition of Gulf States Utilities -- all of which amounts were approved as reasonable by the Commission. See CINergy, Holding Co., Act Release No. 26146 (Oct. 21, 1994); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993).

         With respect to financial advisory fees, WPLH, IES and IPC believe that the fees payable to their investment bankers are fair and reasonable for similar reasons. Pursuant to the terms of an engagement letter dated June 29, 1995, WPLH has agreed to pay Merrill Lynch (i) a $100,000 retainer fee, payable as of the date of the engagement letter, (ii) $200,000 payable upon the execution of the Merger Agreement, (iii) $200,000 payable upon the delivery by Merrill Lynch of its fairness opinion and (iv) a transaction fee payable only upon consummation of the Mergers equal to 0.40% of the product of the closing price of WPLH Common Stock on November 6, 1995, which was $30.75, multiplied by the sum of (a) 10,616,359, the number of outstanding shares of IPC Common Stock as set forth in the Merger Agreement multiplied by the IPC Ratio, and (b) 29,639,029, the number of outstanding shares of IES Common Stock as set forth in the Merger Agreement multiplied by the IES Ratio (approximately $4,951,413), against which the amounts referred to in clauses (i) - (iii) above will be credited. WPLH has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including all reasonable fees and disbursements of its legal counsel, and to indemnify Merrill Lynch and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

         Pursuant to a letter agreement dated June 30, 1995 between IES and Morgan Stanley, Morgan Stanley is entitled to (i) an advisory fee for its time and efforts expended in connection with the engagement which is estimated to be between $100,000 and $250,000, which is payable in the event the transaction is not consummated, (ii) an announcement fee of $1,000,000, which has been paid, and (iii) a transaction fee equal to the product of 0.472562% multiplied by the Aggregate Value of the transaction (as such term is defined in such letter agreement), or approximately $4,370,228, which is payable only upon consummation of the transaction. Any amounts paid or payable to Morgan Stanley as advisory or announcement fees will be credited against the transaction fee. IES has agreed to reimburse Morgan Stanley for its expenses, including reasonable fees and expenses of its counsel, and to indemnify Morgan Stanley and its affiliates against certain liabilities and expenses, including liabilities under federal securities laws.

         Pursuant to a letter agreement dated September 13, 1995, between IPC and Salomon Brothers, Salomon Brothers agreed to act as financial advisor to IPC in connection with the Mergers. IPC is obligated to pay Salomon Brothers a monthly fee of $25,000 during the term of the engagement and an additional fee equal to the product of 0.75% multiplied by the aggregate consideration paid for IPC's common equity (approximately $2,448,000). This additional fee is due Salomon Brothers as follows: 25% contingent upon and payable following execution of the Merger Agreement; 25% contingent upon and payable following approval by the IPC stockholders; and the remainder (less all monthly fees paid or payable) contingent upon and only payable following consummation of the Mergers. IPC also agreed to reimburse Salomon Brothers for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify Salomon Brothers and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Salomon Brothers or any of its affiliates against certain liabilities, including liabilities under the federal securities laws, relating to, or arising out of, its engagement.

         c.      Section 10(b)(3)

         Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate Interstate Energy's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of Interstate Energy's system.

         Capital structure: The corporate capital structure of Interstate Energy after the Transaction will not be unduly complicated and will be substantially similar to capital structures of existing registered holding company systems approved by the Commission in other orders. See, e.g., CINergy, Holding Co. Act Release No. 26146 (Oct. 21, 1994); Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986); Midwest Resources, et al., Holding Co. Act Release No. 25159 (Sept. 26, 1990); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992).

         In the Transaction, the common shareholders of IES and IPC will receive Interstate Energy Common Stock in exchange for their share of IES Common Stock and IPC Common Stock, respectively. Interstate Energy will own 100% of the common stock of WP&L, Utilities (or New Utilities) and IPC (or New IPC) and there will be no minority common stock interest remaining in any of the three companies. Each share of IPC Preferred Stock outstanding at the time of the consummation of the Transaction (other than IPC Dissenting Shares) will remain outstanding preferred stock of IPC. However, if the Reincorporation Mergers are effected as described more fully in Item 1.A.2 above, it is currently anticipated that the shares of Utilities preferred stock currently outstanding will be redeemed by Utilities prior to consummation of the Utilities
Reincorporation Merger and each share of IPC preferred stock currently outstanding will be converted into one share of preferred stock of New IPC with terms (including dividend rates) substantially identical to those of IPC's preferred stock under IPC's Restated Certificate of Incorporation (Exhibit F-2 hereto).

         The debt securities of Utilities, IPC and WP&L outstanding at the time of the consummation of the Transaction will likewise remain outstanding without change except that, if the Reincorporation Mergers are effected, the debt of Utilities and IPC will become the debt of New Utilities and New IPC, respectively.

         The only voting securities of Interstate Energy which will be publicly held after the transaction will be Interstate Energy Common Stock. With respect to the direct non-utility subsidiaries of Interstate Energy and Interstate Hold, the only class of voting securities of such subsidiaries will be common stock, and Interstate Energy or Interstate Hold will hold all of the issued and outstanding shares of such common stock other than a minority interest in HEHC owned by certain employees as described in Item 1.B.5.a above.

         Set forth below are summaries of the historical capital structure of WPLH, IES and IPC as of December 31, 1995 and the pro forma consolidated capital structure of Interstate Energy (assuming the Transaction had occurred at December 31, 1995):

                        WPLH, IES and IPC Historical Capital Structures
                                     (dollars in millions)
                                   (as of December 31, 1995)

                                            WPLH            IES             IPC
                                            ----            ---             ---
Common Stock                              $597.5         $612.3           $197.8

Preferred Stock                             60.0           18.3             34.9
Long-term Debt                             430.4          601.7            188.9

Short-term Debt                            109.5          101.0             39.3
                                          ------         ------            -----
        Total                           $1,197.4       $1,333.3           $460.9






           Interstate Energy Pro Forma Consolidated Capital Structure
                             (dollars in millions)
                                  (unaudited)

                                  Without                            With
                         Reincorporation Mergers           Reincorporation Mergers
                         -----------------------           -----------------------
Common Stock              $1,399           46.9%            $1,399          47.2%

Preferred Stock              113            3.8%                95           3.2%

Long-Term Debt             1,221           40.9%             1,221          41.2%
Short-Term Debt              250            8.4%               250           8.4%
                           -----           ----               ----          ----

         Total            $2,983          100.0%            $2,965         100.0%

Interstate Energy's pro forma consolidated common equity to total capitalization ratio of 46.9% is significantly higher than the common equity position approved by the Commission for Northeast Utilities (27.6%) and CINergy (39.5%) and comfortably exceeds the "traditionally acceptable 30% level." Northeast Utilities, Holding Co. Act Release 25221 (December 21, 1990).

         Protected interests: As set forth more fully in Item 3.A.2.b.i (Efficiencies and Economies), Item 3.A.2.b.ii (Integrated Public Utility System) and elsewhere in this Application/ Declaration, the Transaction is expected to result in substantial, otherwise unavailable, cost savings and benefits to the public and to consumers and investors of WPLH, IES and IPC, and will integrate and improve the efficiency of the WPLH, IES and IPC utility systems. Moreover, as noted by the Commission in Entergy Corporation, Holding Co. Act Release 25952 (December 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in federal securities laws and the securities market themselves." WP&L, Utilities and IPC (or New IPC) will be reporting companies subject to the continuous disclosure requirements of the Securities Exchange Act of 1934 (the "1934 Act") following completion of the Transaction. The various reports previously filed by WPLH, IES and IPC under the 1934 Act contain readily available information concerning the Transaction. The Transaction will, therefore, be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system.

         2.      Section 10(c)

         Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

         (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; (17) or

         (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending
towards the economical and the efficient development of an integrated   public
utility system . . . .
         a.      Section 10(c)(1)

         Section  10(c)(1)  requires that an acquisition be lawful under Section
8. Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if prohibited by state law. Following the Transaction, the utility subsidiaries of Interstate Energy will provide electric and gas services in Wisconsin, Illinois, Iowa and Minnesota. Since Wisconsin, Iowa, Illinois and Minnesota laws all permit combination gas and electric utilities serving the same area, the Transaction does not raise any issue under
Section 8 or, accordingly, the first clause of Section 10(c)(1). Indeed, Section 8 indicates that a registered holding company may own both gas and electric utilities where, as here, the relevant state utility commissions support such an arrangement.

         Section 10(c)(1) also requires that transactions not be detrimental to carrying out the provisions of Section 11. Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. As described above in Item 3.A.1.c., the Transaction will not result in unnecessary complexities or unfair voting powers.

         Although Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system," a combination integrated gas and electric system within a registered holding company is permissible under Section 8. Additionally,
Section 11(b)(1) provides that "one or more additional integrated public utility systems" may be retained if, as here, certain criteria are met. Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding company system."

         As detailed below, the Transaction will not be detrimental to the carrying out of the provisions of Section 11.

         i.      Retention of Gas Operations

         WP&L and South Beloit have provided retail gas distribution service for more than 68 years. Initially, this service provided gas that was derived from coal through local manufactured gas or "town gas" plants. From the late 1930's to the early 1980's, interstate natural gas pipelines (primarily by ANR Pipeline Company) were constructed to provide natural gas delivery to WP&L gas distribution systems in each significant city served by WP&L and South Beloit.

         WP&L and South Beloit also responded to FERC's efforts from 1983 to 1993 to restructure the interstate pipeline industry. In 1987, WP&L and South Beloit were among the first LDCs in the United States to convert from firm pipeline "full requirements" sales service to firm transportation-only service in accordance with open access provisions of FERC Order 436. In 1986, WP&L and South Beloit began offering "open access" retail transportation service to eligible large customers.

         WP&L and South Beloit currently purchase transportation service from five United States pipeline carriers and storage from three underground storage service providers. WP&L and South Beloit procure natural gas supplies from numerous suppliers located in North America. As a result of this "grid" approach to gas supply acquisition, WP&L and South Beloit have retail gas rates which are among the lowest in the region and well below the national average. Moreover, the diversity of supply and delivery routes provide for increased reliability for firm customers. Approximately 30% of the gas delivered by WP&L and South Beloit is third party gas purchased directly by large industrial retail customers. Under rate designs approved by the various regulatory agencies, WP&L and South Beloit are financially indifferent to whether a customer purchases sales or transportation only service.

         Utilities and its predecessor companies have provided gas service to customers throughout Iowa since the late 1940s. Prior thereto, Utilities' predecessor companies provided manufactured gas to their customers from coal gasification facilities operated by such predecessor companies. Utilities historically grew by purchasing municipal gas systems and other utilities.

         Utilities also responded to FERC's efforts in the mid 1980's to restructure the interstate pipeline industry. In 1985, Utilities offered open access transportation to eligible customers on its distribution system. At the same time, Utilities began purchasing a portion of its natural gas from suppliers other than the pipeline companies which supplied gas and used the pipelines for transportation only. Utilities currently purchases transportation services on three interstate pipelines and storage services from three pipelines. Natural gas is procured from a number of different suppliers located in the mid-continent, Gulf Coast and Canadian production areas.

         Utilities continues to offer competitively priced natural gas sales service to customers who prefer delivered gas service. It also provides transportation and balancing services to a number of commercial and industrial customers who prefer to purchase their own gas and transport their gas on pipelines and through the Utilities distribution system. Under this transportation service, approximately 27% of all gas delivered by Utilities is third party gas owned by customers. Under rate designs approved by the various regulatory agencies, Utilities is financially indifferent to whether a customer purchases sales or transportation only service.

         IPC and its predecessor companies have provided gas service to customers in Iowa, Minnesota and Illinois since its incorporation in 1925. Initially, IPC and its predecessor companies provided manufactured gas to their customers from coal gasification facilities. Since 1951, all of IPC's gas sales have predominantly been natural gas.

         IPC also responded to FERC's efforts in the mid 1980's to restructure the interstate pipeline industry. In 1986, IPC offered open access transportation to eligible customers on its distribution system. At the same time, IPC began purchasing a portion of its natural gas from suppliers other than the pipeline companies which supplied gas and used the pipelines for transportation only. IPC currently purchases transportation services on two interstate pipelines and storage services from two pipelines. IPC also contracts for synthetic storage services, which act like a financial hedge, from one company. Natural gas is procured from a number of different suppliers located in the Gulf Coast, Canadian and Texas/Oklahoma production areas. The propane-air LPG peak shaving plants continue to provide gas service to customers on the coldest days of the year while reducing pipeline demand charges.

         IPC continues to offer competitively priced natural gas sales service to customers who prefer delivered gas service. It also provides transportation and balancing services to a number of commercial and industrial customers who prefer to purchase their own gas and transport their gas on pipelines and through IPC's distribution system. Under this transportation service, over 70% of all gas delivered by IPC is third party gas owned by customers. Under rate designs approved by the various regulatory agencies, IPC is financially indifferent to whether a customer purchases sales or transportation only service.

         For more general information regarding the gas operations of WP&L, South Beloit, Utilities and IPC, See Items I.B.2.a.iv., I.B.2.b.iv. and I.B.2.c.iv. above.

         Currently, WPLH and IES are energy service companies which are also exempt holding companies, and IPC is a public-utility company primarily engaged in the energy services business. Following consummation of the Transaction, WP&L, Utilities and IPC will continue to be energy services companies. In today's changing energy markets, consumers and regulators must be -- and are -- more careful with limited energy resources than was ever contemplated in 1935. Increasingly, customers select among different forms of energy to
perform  the  same  or  similar  tasks   depending   upon environmental and
economic factors. As energy service companies, WP&L, Utilities and IPC offer, and the Interstate Energy system will offer, diverse forms of energy to customers, thereby allowing choices among different forms of energy, which, in turn, fosters efficiency and conservation. By providing such choices, energy companies assist in the allocation of scarce national resources, under the supervision of local regulators who are most familiar with the needs of the local constituencies. This modern energy business, with a high level of state scrutiny, is a far cry from the marketplace and regulatory situation perceived by the drafters of the Act and the then-perceived abuses that arose from combination companies. The fears expressed at that time, the "favoring of one of these competing forms of energy over the other," S.E.C. v. New England Electric System, 384 U.S. 176, 183 (1966), are no longer realistic in today's market.

For the reasons set forth below and in the accompanying memoranda attached as Exhibits L-1, L-2, L-3, L-4, L-5 and L-6, Interstate Energy's retention of the gas operations of WP&L (including South Beloit), Utilities and IPC should be approved by the Commission. Retention of such gas operations is lawful under, and is consistent with the congressional intent behind,
Section  8 of the Act and would not be detrimental to the carrying out of
Section 11 of the Act.


         Section 8: Section 8 of the Act provides that "[w]henever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof . . . (1) to take any step, without the express approval of the state commission of such state, which results in its having a direct or indirect interest in an electric utility company and a gas company serving substantially the same territory; or (2) if it already has any such interest, to acquire, without the express approval of the state commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest." (emphasis added)

         On its face, Section 8 indicates that, with the approval of the relevant state utility commissions, registered holding company systems can include both electric and gas utility systems. A careful reading of the section indicates that the thrust of the section is to preclude the use of the registered holding company form to circumvent any state law restrictions on the ownership of gas and electric assets by the same company. Thus, combination registered holding companies, or a registered holding company system that includes combination companies, are implicitly acceptable under the statute absent an objection by the affected state(s).

         WPLH, IES and IPC believe it is consistent with both the Act and its policy objectives to permit combination companies to exist and operate provided such combination companies are permitted by the affected states. Indeed, over time the Commission has emphasized different aspects of Section 8 and its interplay with Section 11 -- initially allowing registered holding companies to own both gas and electric systems under Section 8, then focusing on Section 11 as controlling determinations regarding combination companies, and requiring the second system to meet a strict interpretation of the requirements set forth in clauses A, B and C of Section 11(b)(1) which is discussed below.

         While the Commission has focused on Section 11 and adopted a narrow interpretation of the standards contained therein as the controlling factor with regard to combination registered holding companies since the early 1940s, both the legislative history of the Act and recent changes in the utility industry indicate that it is now appropriate and necessary for the Commission to reemphasize the provisions of Section 8 of the Act and allow combination registered holding companies where they are permitted under relevant state law, as they are in this case.(18)

         The legislative history of Section 8 supports a policy of allowing combination utilities where they are permitted by state law. As noted in the Senate Interstate Commerce Committee "[Section 8] is concerned with competition in the field of distribution of gas and electric energy -- a field which is essentially a question of State policy, but which becomes a proper subject of Federal action where the extra-State device of a holding company is used to circumvent state policy." S. Rep. No. 2796, 74th Cong., 1st Sess., pt 1 at 31
(1935) (the "Senate Report"). Nothing in the legislative history indicates a Congressional desire to prohibit combination companies where state approvals can be obtained.

         Much more recently, the Division noted in the 1995 Report, "it does not appear that the SEC's precedent concerning additional systems precludes the SEC from relaxing its interpretation of Section 11(b)(1)(A)" and "that the utility industry is evolving toward the creation of one-source energy companies that will provide their customers with whatever type of energy supply they want, whether electricity or gas." The Division recommended that the Commission interpret Section 11(b)(1) of the Act to allow registered holding companies to hold both gas and electric operations as long as each affected state utility regulatory commission approves of the existence of such a company.(19)

         Local regulators are in the best position to assess the needs of their communities. The Act was never intended to supplant local regulation but, rather, was intended to create conditions under which local regulation was possible. Section 21 of the Act, which further codifies this legislative intent, states: "Nothing in [the Act] shall affect . . . the jurisdiction of any other commission, board, agency, or officer of . . . any State, or political subdivision of any State, over any person, security, or contract, insofar as such jurisdiction does not conflict with any provision of [the Act]
 . . . ."

         The legislative history reveals that Section 21 of the Act was further intended "to insure the autonomy of state commissions [and] nothing in the [Act] shall exempt any public utility from obedience to the requirements of state regulatory law." Senate Report at p. 10. Thus, the Act should not be used as a tool to override state policy, particularly when the holding company involved is subject to both state and federal regulation and when the affected state regulatory commissions have supported combined electric and gas operations in one holding company system.

         Finally, this analysis and focus fits within the overall regulatory scheme of the Act. First, Section 11 of the Act is flexible and was designed to change as the policy concerns over the regulation of utility holding companies changed.(20) As discussed below, the utility industry and the regulation of that industry has changed dramatically in recent years. Second, a registered holding company would still be required to demonstrate that any acquisition or transaction by which it would become a combination company would not be detrimental to the carrying out of the provisions of
Section 11 of the Act. In other words, its electric system would have to constitute an integrated electric system and its gas system would have to constitute an integrated gas system and both systems must be capable of being operated efficiently. Thus, the standards of Section 11 would still have to be met, but the application of those standards should take into account the fundamental policy of the Act and allow local regulators to make the threshold determination with regard to combination companies.

         Each of WP&L (including South Beloit), Utilities and IPC is permissible as a combination company pursuant to the terms of Section 8 of the Act because the affected states are expected to approve the continued combined activities and each is in the public interest. Moreover, as required by Section 11, the electric systems of WP&L, South Beloit, Utilities and IPC constitute an integrated electric system and the gas systems of each together will constitute an integrated gas system as explained in detail below under Item 3.A.2.b.ii.

         Interstate Energy as a combination company is permissible pursuant to the terms of Section 8 of the Act and is in the public interest. First, the combination of electric and gas operations in WP&L (including South Beloit), Utilities and IPC is lawful under all applicable state laws and has been considered and tacitly approved on numerous occasions by Wisconsin, Iowa, Minnesota and Illinois regulators who have, and will continue to have, direct jurisdiction over the Interstate Energy electric and gas operations. Interstate Energy will not be using its holding company structure to circumvent any state regulations since the gas utility operations of WP&L, South Beloit, Utilities and IPC, respectively, will continue to be regulated by the





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

relevant state jurisdictions. In addition, in connection with their applications for approval of the Transaction submitted or to be submitted to the Wisconsin, Iowa, Illinois and Minnesota regulatory commissions -- who have, and will continue to have, direct jurisdiction over the Interstate Energy system's gas operations located in their respective states -- WP&L, South Beloit, Utilities and IPC expect these commissions to either order or express approval for WP&L, South Beloit, Utilities and IPC to continue as combination electric and gas utility companies through the retention of their respective gas operations and for Interstate Energy to operate as a holding company for WP&L, Utilities and IPC. Such actions by the applicable state commissions will reflect their recognition that the existence of both gas and electric systems in the Interstate Energy holding company system will allow Interstate Energy's customers greater choice to meet their energy needs, especially given the fact that the electric and gas systems operate in substantially the same territory while sharing in the synergies that result from the Transaction. Moreover, the prior fear that a holding company such as Interstate Energy would be able to greatly emphasize one form of energy over the other based on its own agenda has dissipated both because of the competitive nature of the energy market, which requires utilities to meet customer demand for energy supply requirements or risk losing the customer to a competing supplier, and because state regulators will have sufficient control over, and would be unlikely to approve, a combination company that attempts to undertake such practices.

         Furthermore, the Commission has reviewed and approved the combination gas and electric operations of WPLH and IES in several prior orders. IES Industries Inc., Holding Co. Act Release No. 25325 (June 3, 1991), (IES' Section 3(a)(2) exemption continued by the Commission virtually without discussion in connection with the merger of two exempt holding companies with combination electric and gas utilities); WPL Holdings, Inc., Holding Co. Act Release No. 24590 (February 26, 1988) (the Commission reviewed its prior decisions on ownership of electric and gas utilities by exempt holding companies and noted that the PSCW staff had advised the Commission "that it had experienced no problems regulating combined electric and gas companies and was opposed to separating such operations into separate companies"); Wisconsin Power and Light Co., 1 S.E.C. 362 (1936).

         For all of the foregoing reasons, the Commission should approve the retention by WP&L (including South Beloit), Utilities and IPC of their respective gas properties as contemplated by the Transaction. No policy would be furthered by requiring divestiture, and, in fact, state policy would be thwarted by such a requirement.

         Section 11: Even if the Act were not interpreted as generally permitting combination gas and electric systems upon state approval, Section 11 contains additional provisions that permit the retention by WP&L, Utilities and IPC of their respective gas systems. Section 11(b)(1) of the Act permits a registered holding company to control one or more additional integrated public utility systems -- i.e., gas as well as electric -- if:

                 (A) each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system;

                 (B) all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and

                 (C) the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

         Each of these requirements is satisfied in this Transaction. Retention is, therefore, appropriate on the basis of Section 11(b)(1).

         In the 1995 Report, the Division recommended that the Commission "liberalize its interpretation of the `A-B-C' clauses." (21) The Commission has historically given consideration to four ratios as a "guide" to determining whether lost economies are "substantial" under Section 11(b)(1)(A). These ratios measure the projected loss of economies as a percentage of:
(1) total gas operating revenues; (2) total gas expense or "operating revenue deductions"; (3) gross gas income; and (4) net gas income or net gas utility operating income. Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(A), it has indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." Engineers Public Service Co., 12 S.E.C. 41, 59 (1942).

         In this case, the lost economies that would be experienced if the gas properties of WP&L (including the gas properties owned by WP&L and South Beloit, which are both part of a single inter-connected gas system), Utilities and IPC were each to be operated on a stand-alone basis exceed these numbers, without any increase in benefits to consumers. These lost economies result from the need to replicate services, the loss of economies of scale, the costs of reorganization, and other factors, and are described more fully in the Analysis of the Economic Consequences of Divestiture of Wisconsin Power and Light's and South Beloit Water, Gas and Electric's Natural Gas Operations, Analysis of the Economic Impact of a Divestiture of IES Utilities Inc.'s Gas Operations and Analysis of the Economic Impact of a Divestiture of Interstate Power Company's Gas Operations (collectively, the "Gas Studies") (attached as Exhibits L-2 and L-6 hereto). In the absence of rate relief, these lost economies would substantially injure the shareholders of WPLH, IES and IPC upon the divestiture of those gas operations. As the Gas Studies further show, if rate relief were granted with respect to the lost economies, then consumers would bear those substantial costs over what they would have to pay if the properties were retained as contemplated by the Transaction.

         As set forth in the Gas Studies, divestiture of the gas operations of WP&L, Utilities and IPC into stand-alone companies would result in lost economies of $15,558,000 for WP&L, $14,205,142 for Utilities and $5,048,533 for IPC. Exhibit L-6 considers the case of combining the gas properties of WP&L, Utilities and IPC into one company prior to divestiture which would still result in lost economies of approximately $27,000,000. The table below shows the gas operating revenues, gas operating revenue deductions, gas gross income and gas net income of WP&L, Utilities and IPC.

                         GAS OPERATING            GAS OPERATING REVENUE          GAS GROSS
       COMPANY             REVENUES                    DEDUCTIONS                 INCOME       GAS NET INCOME
       -------             ----------                --------------               ------               ------
 WP&L                        144,000,000                  133,242,000             19,199,000       10,758,000
 Utilities                   144,377,806                  130,359,782             14,018,024        9,751,955

 IPC                          43,669,329                   34,148,636              9,520,693        5,798,949

         As a percentage of 1995 gas net income, the lost economies amount to 144.62% in the case of WP&L, 145.66% in the case of Utilities and 87.06% in the case of IPC. These percentage losses in gas net income, as described in the Gas Studies, that will be suffered by the WP&L, Utilities and IPC gas systems, respectively, if operated on a stand-alone basis are far in excess of the loss of net income in UNITIL Corp., Holding Co. Act Release No. 25524, (Apr. 24,
1992), where the Commission allowed the retention of the gas utility operations, and the 30% loss in the New England Electric System case that the Commission has described as the highest loss of net income in any past divestiture order.(22) As a percentage of 1995 gas operating revenues, the lost economies described in the Gas Studies would equal 10.80% in the case of WP&L, 9.84% in the case of Utilities and 11.56% in the case of IPC, which in each case substantially exceeds the percentage loss in any past divestiture order issued by the Commission and exceeds the losses in UNITIL and Entergy Corporation, Holding Co. Act Release No. 25952 (December 17, 1993), another case in which the Commission authorized the retention of gas operations. As a percentage of 1995 expenses or operating revenue deductions, the lost economies described in the Gas Studies would equal 11.68% in the case of WP&L, 10.90% in the case of Utilities and 14.78% in the case of IPC, which in each case substantially exceeds the percentage loss in any past divestiture order issued by the Commission and the losses in UNITIL and Entergy. As a percentage of 1995 gas gross income, the lost economies described in the Gas Studies amount to 81.04% in the case of WP&L, 101.33% in the case of Utilities and 53.03% in the case of IPC, which in each case exceeds the highest loss of gross income in any divestiture order. The applicable percentages here and in past cases are summarized in Exhibit L-5.

         In order to recover these lost economies, the WP&L gas system would need to increase its revenue from rates by $14.024 million or 9.74%, the Utilities gas system would need to increase its revenue from rates by $14.205 million or 9.84% and the IPC gas system would need to increase its revenue from rates by $5,048,533 and 11.56%. These increases in rate revenues would have a direct and immediate negative impact on the rates charged to consumers for gas services. In addition, the customers of the WP&L, Utilities and IPC gas businesses who are also customers of their respective electric utility businesses will experience a doubling of their postage costs to pay two separate monthly bills. The total estimated increase in such postage costs is $900,000 in the aggregate for the gas customers of the three companies.

         Divestiture would also result in the loss to consumers of the economies offered by the "energy services" approach of WP&L, Utilities and IPC to the utility business. While the losses cannot be fully quantified, they are clearly substantial. For the energy services company, providing gas and electric products is only the start of the utility's job. The utility must also provide enhanced service to the consumer by providing an entire package of both energy products and services. In this regard, the efforts of WP&L, Utilities and IPC reflect a trend by utilities to organize themselves as energy service companies which provide a total package of energy services rather than merely supplying gas and electric products. The goal of an energy service company is to retain its current customers and obtain new customers in an increasingly competitive environment by meeting customers' needs better than the competition. An energy service company can provide the customer with a low cost energy (i.e., gas, electricity or conservation) option without inefficient subsidies.

         The energy services company operating combination utilities offers a wide range of benefits. For customers, an energy service company provides the convenience and efficiency of service by a single energy provider and reduces transaction costs incurred in gathering and analyzing information, contacting energy suppliers, negotiating terms of services and paying bills. For the communities in which an energy service company operates, combining gas and electric operations simplifies community planning on energy-related matters. For society, an energy service company is best able to ensure an environmentally efficient allocation of energy. For utility shareholders and employees, an energy service company is better able to respond to a competitive environment and to remain an attractive investment opportunity for shareholders and an appealing employer for utility employees.

         The Commission has historically looked to the Supreme Court decisions in S.E.C. v. New England Electric System, et al., 384 U.S. 176 (1966) ("NEES I") and 390 U.S. 207 (1968) ("NEES II") in interpreting clause (A) of Section 11(b)(1). In NEES I, the Supreme Court accepted the Commission's interpretation of the "loss of substantial economies" language of clause (A) to require an applicant seeking to own an electric and gas utility system to show that the additional system would be incapable of independent economic operation if separated from the principal system. The Court in NEES I accepted the Commission's then-current interpretation of clause (A), despite earlier SEC interpretations permitting the Commission to use business judgment and expertise to apply the statutory phrase "loss of substantial economies." In NEES I, the Court specifically recognized that the language of clause (A) was "admittedly not crystal clear" and deferred to the agency's "expertise on the total competitive situation." 384 U.S. at 185 (emphasis in original). In NEES II, the Court reiterated and strengthened its earlier statement of deference to the Commission. 390 U.S. at 219.

         The Division recognized in the 1995 Report that the Commission was no longer bound by the narrow interpretation of clause (A) under the NEES decisions. In so doing, the Division stated:

                 As discussed above, the SEC has generally required electric registered holding companies that seek to own gas utility properties to satisfy the requirements of the A-B-C clauses concerning additional integrated systems. In contrast, exempt holding companies have generally been permitted to retain or acquire combination systems so long as combined ownership of gas and electric operations is permitted by state law and is supported by the interested regulatory authorities.

                 In the past, the SEC has construed the A-B-C clauses narrowly to permit retention only where the additional system, if separated from the principal system, would be incapable of independent economic operations. Although the Supreme Court upheld the SEC's reading, two justices dissented, contending that the "serious impairment" standard was at odds with the wording of the Act, had little basis in the statutory history or aims of the Act, and could not be sustained by agency or judicial precedent. The dissenting justices believed that the statutory language "called for a business judgment of what would be a significant loss."

                 Applicants in recent matters have argued that, in a competitive utility environment, any loss of economies threatens a utility's competitive position, and even a "small" loss of economies may render a utility vulnerable to significant erosion of its competitive position. There is general support for a more relaxed standard. A number of commenters emphasize that these are essentially state issues. It does not appear that the SEC's precedent concerning additional systems precludes the SEC from relaxing its interpretation of section 11(b)(1)(A). Indeed, the SEC has recognized that section 11 does not impose "rigid concepts" but rather creates a "flexible" standard designed "to accommodate changes in the electric utility industry."

                 Congress, in 1935, recognized that competition in the field of distribution of gas and electric energy is essentially a question of state policy. The Act was intended to ensure compliance with state law in this regard. Moreover, it appears that the utility industry is evolving toward the creation of one-source energy companies that will provide their customers with whatever type of energy supply they want, whether electricity or gas. Accordingly, the Division believes it is appropriate to reconcile the treatment of registered and exempt companies in this regard, and so recommends that the SEC permit registered holding companies to own gas and electric utility systems pursuant to the A-B-C clauses of section 11(b)(1), where the affected states agree.(23)

         In NEES I (and NEES II), the Court accepted the Commission's interpretation of clause A as a "construction well within the permissible range given to those who are charged with the task of giving an intricate statutory scheme practical sense and application." 384 U.S. at 185. However, there is strong support in Supreme Court case law for the Commission's application in this case of its current interpretation of clause A, based upon current competitive facts and current policy, as stated in the 1995 Report. In Chevron USA, Inc. v. National Resources Defense Council, Inc., 467 U.S. 837 (1984), the Court outlined the parameters for changing agency interpretations of statutory language based on policy considerations and agency expertise:

                 When a court reviews an agency's construction of the statute which it administers, it is confronted with two questions. First, always, is the question whether Congress has directly spoken to the precise question at issue. If the intent of Congress is clear, that is the end of the matter; for the court, as well as the agency, must give effect to the unambiguously expressed intent of Congress. If, however, the court determines Congress has not directly addressed the precise question at issue, the court does not simply impose its own construction on the statute, as would be necessary in the absence of an administrative interpretation. Rather, if the statute is silent or ambiguous with respect to the specific issue, the question for the court is whether the agency's answer is based on a permissible construction of the statute.

467 U.S. at 842 (citations omitted; emphasis added). Justice Scalia pointed out that the Court's Chevron opinion "announced the principle that the courts will accept an agency's reasonable interpretation of the ambiguous terms of a statute that the agency administers." Antonin Scalia, "Judicial Deference to Administrative Interpretations of Law," 1989 Duke L.J. 511.

         In the NEES I opinion, the Supreme Court specifically pointed out that "[t]he phrase 'without the loss of substantial economies' is admittedly not crystal clear." 384 U.S. at 185. Thus, the first prong of the analysis under Chevron is clearly met. As Justice Scalia pointed out, under Chevron:

                 "the agency is free to give the statute whichever of several possible meanings it thinks most conducive to accomplishment of the statutory purpose. Under the latter regime, there is no apparent justification for holding the agency to its first answer, or penalizing it for a change of mind."

1989 Duke L.J. at 516. Justice Scalia argues that a primary point of Chevron is to allow agencies flexibility to change their statutory interpretations based upon current economic (and even political) considerations. Under Chevron, therefore, it is appropriate for the Commission to interpret clause A based on its current "expertise on the total competitive situation." (NEES I at 185.)

         Applicants believe that the Division's recommendation would represent sound policy by the Commission. From a policy perspective, the Commission's historic concern underpinning its 1964 NEES decision and a host of earlier decisions where the retainability of gas properties by registered electric systems was at issue -- namely, of fostering competition between electric and gas -- is simply no longer valid given the current "state of the art" in the electric and gas utility industries. In the generation since the Commission decided the NEES case, profound economic and regulatory factors have caused fundamental changes in the gas supply and electric generation industry. These changes have made the Commission's earlier positions regarding combination utilities obsolete.

 In the gas area, regulatory changes have introduced competition into what was formerly a monopoly and have expanded the availability of non-utility "transportation-only service" as an alternative of sales services from the local gas utility company. The WP&L, Utilities and IPC gas operations all have "open access" transportation service tariffs on file with their respective state commissions, and approximately 47% of the gas delivered by them in 1995 was directly purchased by customers. Combination utilities therefore have less ability than they did in 1935 to "favor" electric -- the principal policy concern in decisions ordering the separation of gas and electric systems -- by curtailing the availability or increasing the price of gas.(24) Combination utilities also have less incentive to favor electric over gas in light of the increasing importance of demand-side management, the costs and risks involved in the construction of new generating capacity and the incentives to avoid such construction, and the emergence of integrated resource planning involving both gas and electric service as noted in the June 1994 issue of The Electricity Journal.

         In the electric area, the Energy Policy Act of 1992 and the Public Utility Regulatory Policies Act of 1978 have introduced competition into the electric utility business. As the chairman of the Senate Banking Committee stated recently:

                 "[The Act] was substantially changed by the Energy Policy Act of 1992. That law restructured the utility industry to promote greater competition for the benefit of energy customers. The Energy Policy Act of 1992 was the product of a cooperative effort on the part of the Banking Committee and the Energy Committee to create a more market-oriented regulatory framework for the energy industry."

Hearing on S. 182, The Communications Act of 1994 before the Comm. on Commerce, Science and Transportation, 103rd Cong. 2nd Sess. 344-345 (1994) (Prepared Statement of Senator Riegle) (emphasis added). In addition, many states have "retail wheeling" measures under discussion which are likely to have the effect of extending electric supply competition to the retail level. Wisconsin, and to a lesser extent Minnesota, are each in the process of evaluating various options that could increase electric supply competition at the retail level.(25)

         Instead of relying on the blunt instrument of competition between gas and electric, national policy has now created direct competition within the gas and electric utility industries. Thus, combination ownership does not eliminate competition, since a combination utility now has competitors for both gas and electric service. Moreover, competition is not an end in itself, but is merely a means to the end of efficient, cost-effective service. Since combination ownership creates efficiencies and no longer has the effect of eliminating competition, there is no reason for the Commission to prohibit combination ownership, at least under the circumstances presented here.

         Nothing in the Supreme Court's NEES decisions compels a different result. First, as the Commission noted in its Union Electric decision, the Supreme Court's NEES decisions attached "great weight ... to [the Commission's] expertise in the administration of the Act." 45 S.E.C. 489, 509, n.77. (1974). The NEES decisions and the Court's reasoning in Chevron therefore leave the Commission free to apply its expertise to administer the Act in light of changes in legal, regulatory and economic circumstances which were not foreseen at the time of the NEES decisions, including federal legislation which has "substantially changed" the Act. See Chevron, 476 U.S. at 842.

          Second, as noted by the Commission in Union Electric and later decisions, the NEES decisions are based on premises and policies that are no longer operative. See Delmarva Power & Light Co., et. al., 46 S.E.C. 710, 716
(1976) ("the objective of promoting retail competition between gas and electricity, which was stressed in the NEES opinions, is less critical now."); Union Electric Co., 45 S.E.C. 489, 510 (1974), City of Cape Girardeau, Missouri
v. S.E.C., 521 F.2d 324 (D.C. Cir. 1974) (describing as "outmoded" the Commissions' previous policy to "promot[e] the wider...use of gas and electric energy" and to "foster...variegated competition between gas and electricity and the attendant promotion of the use of each;" holding that "the maximization of energy use seems a questionable public policy objective" and that "[i]n today's world the public interest and the long-run consumer interest seem to call for prudent conservation and rational allocation" of resources).

         (B) and (C) clauses: The remaining requirements of Section 11(b)(1) are met because the gas operations of WP&L (including South Beloit), Utilities and IPC are located in adjoining states (Wisconsin, Illinois, Iowa and Minnesota) and because the combination of the gas operations under Interstate Energy is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation or the effectiveness of regulation. The gas systems are confined to a relatively small area and are not as large as other gas systems in the states served by the applicants and will preserve the advantages of localized management, efficient operation and effectiveness of regulation. The Commission has recognized elsewhere that the determinative consideration is not size alone or size in an absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation and effective regulation. From these perspectives, it is clear that the continued combination of the gas operations under Interstate Energy is not too large. Following the Transaction, the gas operations of WP&L, South Beloit, Utilities and IPC, with approximately 370,000 customers in four states, will be smaller than the following companies which have gas operations in such states: Minnegasco (which has 630,000 customers in Minnesota), Northern Illinois Gas Company (1,769,800 customers in Illinois), Mid-American Energy (which has 467,547 customers in Iowa), People's Gas Light and Coke Company (which has 842,510 customers in the Chicago area), Utilicorp United (288,093 customers in Iowa and Minnesota), and the proposed combination of Wisconsin Electric Power Company and Northern States Power Company (750,000 customers predominately in Minnesota and Wisconsin). These companies all provide service in the same states as the applicants.

         With respect to localized management, management will remain geographically close to each of the three gas operations, thereby preserving the advantages of localized management. WP&L (and South Beloit), Utilities and IPC will be operated as separate subsidiaries of Interstate Energy for at least three years after the consummation of the Transaction and will continue to be headquartered in Madison, Wisconsin, Cedar Rapids, Iowa and Dubuque, Iowa, respectively. From the standpoint of regulatory effectiveness, each gas operation is organized as a separate corporation and will continue to be subject to regulation by the respective state in which such gas operation is located, which will ensure the continued effectiveness of state regulation. IPC already operates a multi-jurisdictional (Iowa, Illinois and

Minnesota) gas utility, as does WP&L directly and through its subsidiary, South Beloit (Wisconsin and Illinois). Several other gas utilities in the region serve customers in multiple states. Accordingly, the regulating agencies in the four state region currently regulate multi- jurisdictional gas utilities and will be able to effectively regulate the gas utility operations of Interstate Energy. In addition, it is expected that each relevant state regulatory authority will indicate its support for or order the retention by Interstate Energy of the gas system(s) located in such state, thereby indicating that state regulating authorities can continue to regulate such system effectively. Finally, as detailed above, the gas operations of WP&L (including South Beloit), Utilities and IPC enjoy substantial economies as part of the WPLH, IES and IPC systems, respectively, and will realize additional economies as a result of the Transaction as part of the Interstate Energy system. Far from impairing the advantages of efficient operation, the continued combination of the gas operations under Interstate Energy will facilitate and enhance the efficiency of gas operations.

         In recent months the Commission has been presented with several real, rather than hypothetical, opportunities to assess the recommendations of the Division made in the 1995 Report as to the appropriateness of combination electric and gas companies under the Act as several companies seeking to implement convergence mergers have filed applications with the Commission. At the same time, merger opponents have sought to persuade the Commission that the Commission should not implement the Division's recommendations.

         In July and August of 1997, the Commission approved three convergence mergers clarifying that the Act does not prohibit combination electric and gas companies of the type sought to be created in the instant situation.(26) In the words of the Commission, the Act "does not prohibit ownership of combination gas and electric systems." New Century Energies, Inc., Holding Co. Act Release No. 26748 at 27.

                  The Commission's actions in approving three new convergence transactions upon a showing of loss of economies are consistent with the recommendations set forth in the 1995 Report. In approving the formation of New Century Energies as a combination gas and electric registered holding company, the Commission stated:

                  The Commission has previously taken notice of developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and has analyzed proposed transactions in light of these changed circumstances... The gas and electric industries are converging, and, in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. This factor adds to the quantifiable loss of economies caused by increased costs.

New Century Energies, Inc., Holding Co. Act Release No. 26748 at 30-31.

                  Most importantly, the Commission distanced itself from the earlier more restrictive precedent of the decision in New England Electric System, 41 S.E.C. 888 (1964) ("NEES") stating:

                  In the 1960s, when the NEES case was decided, utilities were primarily franchised monopolies with captive ratepayers, and competition between suppliers of gas and electricity, however limited, was virtually the only source of customer choice and was thus deemed beneficial to energy consumers. The fact that other gas utilities of comparable size could operate successfully on an independent basis was evidence that a gas system could also operate on its own, a desirable result, without a substantial loss of economies. The empirical basis for these assumptions, however, is rapidly eroding. Although franchised monopolies are still the rule, competition is increasing. Increased expenses of separate operation may no longer be offset, as they were in New England Electric System by a gain of qualitative competitive benefits, but rather may be compounded by a loss of such benefits...

New Century Energies, Inc., Holding Co. Act Release No. 26748 at 32.

                 The logic of the New Century Energies decision is equally compelling in the instant situation. It is the intention of the Applicants that the separate gas properties of the Applicants be integrated and operated as a single economic system in conjunction with Applicants' electric system in order to better provide competitive comprehensive energy services to Applicants' customers. Because today the properties are operated as separate entities and
Section 11(b)(1)(A), (B) and (C) appear to require an analysis of "[e]ach such additional system," the original loss-of-economies analysis looked at divestiture as three separate gas systems, preserving their present status of being independent from one another, which produced annual lost economies that are estimated to be $34.3 million per annum. If the gas integration and coordination plan discussed above was in effect and these properties were to be divested as a single multistate gas utility company, annual lost economies are still estimated to be $27.4 million per annum.

         In either case, the lost economies are substantial in an industry in which there are already many companies competing with Applicants for the provision of comprehensive energy services in Applicants' service territory and, where there is not yet competition, lost economies may well result in increased retail rates. Competition between energy suppliers can only benefit consumers. Increasingly, the competitors are themselves suppliers of comprehensive energy services just like New Century Energies, Inc., TUC Holding Company and Houston Industries Incorporated.

         The chief savings achieved by operation of the three properties as a single multistate gas property arises from the complete elimination of the administrative costs of one of the larger companies. The non-field operations are assumed to be met by the executive and administrative operations of the other two companies. Thus, the $34.3 million of annual lost economies of operating as three companies becomes $27.4 of lost economies on and integrated basis, which as the following table shows is still significant in a very competitive industry:

                                     TABLE

                 RELATIVE LOST ECONOMIES DUE TO DIVESTITURE OF
                       THE COMBINED NATURAL GAS OPERATION
                                     OF IEC
                            (BASED ON 1995 RESULTS)

                                                                  diseconomies
                                        revenues   diseconomies   as a percent
                                        $(000's)     $(000's)      of revenue

TOTAL GAS OPERATING REVENUE             $332,047     $27,327.3          8.23%
TOTAL GAS OPERATING REVENUE DEDUCTIONS  $297,750     $27,327.3          9.18%
GROSS NATURAL GAS OPERATING INCOME      $ 42,738     $27,327.3         63.94%
NET NATURAL GAS OPERATING INCOME        $ 26,309     $27,327.3        103.87%

         The Applicants have prepared and submitted as Exhibit L-6 a Supplemental Study analyzing the impact of the divestiture of their gas operations (the "Supplemental Study"). The Supplemental Study focuses on the combined gas properties of the Applicants creating one gas system.

         Section 11(b) (1) of the Act generally requires a registered holding company system to limit its operations "to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system." Section 11(b) (1) of the Act expressly permits a registered holding company to control one or more "additional integrated public utility systems" if (A) each of such additional systems cannot be operated as an independent system without the loss of substantial economies which can be secured by the retention of control by such holding company of such system; (B) all of such additional systems are located in one state, adjoining states, or a contiguous foreign country; and (C) the continued combination of such systems under the control of such holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient, efficient operation, or the effectiveness of regulation.

         The Commission has consistently relied upon the Supreme Court decisions in SEC v. New England Elec. Sys., 390 U.S. 207 (1968) ("NEES I") and SEC v. New England Elec. Sys., 390 U.S. 207 (1968) ("NEES II") to interpret Clause (A) of
Section 11(b)(1). Moreover, to determine whether lost economies are "substantial" for purposes of Section 11(b)(1)(A), the Commission has consistently given consideration to four ratios cited in the cases. These ratios measure the projected loss of economies of a potential divestiture as a percentage of: (1) total gas operating revenues, (2) total gas expense or "operating revenue deductions," (3) gross gas income, and (4) net gas income or net gas utility operating income. Although the ratios are not bright-line rules to identify substantial lost economies, the Commission suggested in an early leading decision that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross income and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." Engineers Public Service Co., 12 SEC 41, 59 (1942), rev'd on other grounds and remanded, 138 F.2d 936 (D.C. Cir.
1943), vacated as moot, 332 U.S. 788 (1947).

         The Supplemental Study submitted as Exhibit L-6 by the Applicants indicates that the costs increases that would result from sever ance of the gas properties would satisfy, and in almost all instances exceed, those thresholds.

         As set forth in the Supplemental Study, divestiture of the gas operations of WPLH, IES and IPC into one stand-alone company would result in lost economies of approximately $27.9 million. On a percentage basis, the Supplemental Study indicates that divesture of the gas operations would amount to 8.45% of total gas operating revenues, 9.65% of total gas operating revenue deductions, 68.11% of gross gas income and 101.71% of net gas income.

         The Supplemental Study indicates further that in order to recover these lost economies, the single, new stand-alone company divested from MPLH, IES and IPC would need to increase customer rates by 8.45% ($27.9 million) in order to provide a 10.39% rate of return on rate base. In the absence of rate relief, the Supplemental Study concludes that the lost economies would result in approximately a 5% rate of return on rate base for the gas operations.

         ii.     Retention of Other Businesses

         As a result of the Transaction, the non-utility businesses and interests of WPLH, IES and IPC described in Item 1.B.5. above will become businesses and interests of Interstate Energy. Certain of such businesses will be held directly by Interstate Hold. In addition, the subsidiaries, affiliates and associates of these non-utility businesses will become indirect subsidiaries, affiliates and associates, respectively, of Interstate Energy.

         As noted above, prior to consummation of the Transaction, a new wholly-owned subsidiary, Interstate Hold, will be established by WPLH. Upon consummation of the Transaction, Interstate Hold will be a direct wholly-owned subsidiary of Interstate Energy which will replace HDC and Diversified as the holding company for many of the non-utility subsidiaries and interests of WPLH and IES. To accomplish this new structure, HDC and Diversified will be merged into Interstate Hold and the existing 1.9% minority interest in HDC will be eliminated. Corporate charts showing the existing subsidiaries, including non-utility subsidiaries, of WPLH and IES, are filed as Exhibits M-1 and M-2 and updated by Exhibits M-4 and M-5. A corporate chart showing the projected arrangement of these subsidiaries under Interstate Energy is filed as Exhibit
A. To simplify further its corporate structure, Interstate Energy may combine certain of its non-utility businesses which it is authorized to retain by the Commission following the Transaction.

         Standard for retention: Section 11(b)(1) permits a registered holding company to retain "such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of [an] integrated public utility system." Under the cases interpreting Section 11, an interest is retainable if (1) there is an operating or functional relationship between the operations of the utility system and the non-utility business sought to be retained, and retention is in the public interest(27) or if (2) the business evolved out of the system's utility business, the investment is not significant in relation to the system's total financial resources, and the investment has the potential to produce benefits for investors and/or consumers.(28) In addition, the Commission has stated that "retainable non-utility interests should occupy a clearly subordinate position to the integrated system constituting the primary business of the registered holding company."29

         The majority of Interstate Energy's non-utility businesses would be considered energy-related companies under the Commission's proposed Rule 58. Under proposed Rule 58, an energy-related company is a company that derives or will derive substantially all of its revenues (exclusive of revenues from temporary investments) from one of the twelve businesses described in the Rule and from such other activities and investments as the Commission may approve under Section 10.

         In the 1995 Report, in addition to the proposed Rule 58 safe harbor for energy-related diversification, the Division suggested the adoption of a de minimus "budget approach" for limited investments in activities which do not fit within previous orders of the Commission, yet appear to be within the meaning of the "other businesses" clauses of Section 11. The Division suggested that this approach would allow registered holding companies to make minimal investments without regard to the identity of each investment up to a certain authorized amount, provided certain structural considerations were observed which limited the potential losses to the amount of the investment and insulated the other system assets by isolating the activity in a separate subsidiary.(30)

         Upon the consummation of the Transaction, each of the non-utility investments retained by Interstate Energy from WPLH and those to be acquired by Interstate Energy from IES and IPC will become subject to the jurisdiction of, and regulation by, the PSCW pursuant to the Wisconsin Act as described above in
Item 1.B.1.a. The policy of the Wisconsin Act is set forth in its preamble and explicitly recognizes that the financial health of a public utility depends upon the economic well-being of its service area and encourages the conduct of substantial business by the utility within the service area by, among other things, providing investment capital for new ventures. To foster these objectives, and to ensure safe and reliable service at competitive rates, the Wisconsin Act contains provisions concerning oversight by the PSCW of the diversification and community investment permitted and encouraged by the statute.(31) As previously described, among other things, the Wisconsin
Act provides for (1) a cap on amounts invested in diversified non-utility businesses; (2) annual reporting requirements with respect to the total amount of assets held by non-utility affiliates, amounts located within the state and number of employees; and (3) periodic investigations by the state commission at least every three years. Furthermore, the PSCW is required to consider whether the non- utility affiliates (1) substantially retain, attract or promote business activities or employment or provide capital to businesses being formed or operating in the service territory of any public utility affiliate; or (2) develop or operate commercial or industrial parks in the service territory of any public utility affiliate. Each non-utility investment retained by Interstate Energy from WPLH has been subject to analysis by the PSCW in accordance with these requirements, and each non-utility investment retained (including those obtained from IES and IPC) will be subject to ongoing regulation under the Wisconsin Act. Because the extensive regulation to which these investments will be subject ensures such investments are and will be in the best interests of investors and consumers, the Commission should allow retention under Section 11's "other businesses" clause.

         As set forth more fully in Exhibit M-5, the non-utility  business
interests that Interstate  Energy  will  hold  through   Interstate  Hold  or
through  utility subsidiaries meet the Commission's standards for retention.

         In addition to these specific factors in support of retention, a number of more general considerations support Interstate Energy's retention of the non-utility businesses of

WPLH, IES and IPC. First, the businesses in question provide benefits to customers, investors and the public. Second, the Transaction is, at heart, a utility combination, in which the non-utility businesses are small and only incidentally involved, amounting, in the aggregate, to less than 15% of the consolidated assets and 12% of consolidated revenues of the Interstate Energy system. Third, this is not a case in which an existing registered holding company system is acquiring new non-utility interests; rather, Interstate Energy is only seeking authorization to retain the non-utility interests held by WPLH, IES and IPC before the Transaction. Finally, state holding company regulation has developed (such as the Wisconsin Act) which dictates what investments are "necessary or appropriate in the public interest" and are "not detrimental to the proper functioning" of a holding company. WPLH's investments were made in accordance with the rigorous statutory limitations of the Wisconsin Act applicable to non-utility diversification and continue to be subject to periodic audits by the PSCW under the Wisconsin Act. When held by Interstate Energy all of the non-utility businesses of Interstate Energy will be subject to such review.

         Rule 53 requires that aggregate investments in EWGs and FUCOs not exceed 50% of the system's consolidated retained earnings. As of December 31, 1995, WPLH, IES and IPC had no investments in EWG's and their aggregate investments in FUCOs was less than 2% of combined retained earnings, well within the amount permitted.

         Proposed Rule 58 would require that the aggregate investment in "energy related" companies not exceed 15% of the consolidated capitalization of a registered holding company. As of December 31, 1995, the aggregate investment in "energy related" companies of WPLH, IES and IPC would come within that limitation. Because these businesses pre-existed the application of the Act to WPLH, IES and IPC, it is not intended to rely on Rule 58 for retention of the businesses but rather to rely on the legal precedents discussed in Exhibit M-5 hereto which is hereby incorporated by reference to this Item 3.A.2.a.ii.


         b.      Section 10(c)(2)

         The   Transaction   will  tend  toward  the  economical  and  efficient
development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act.

         i.      Efficiencies and Economies

         The Transaction will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2), described above. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Co., 46 S.E.C. 1299, 1320-21 (1978). Some potential benefits cannot be precisely estimated; nevertheless they too are entitled to be considered:
"[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986).

         Despite the passage of time since the first filing of Form U-1 under the Act, WPLH, IES and IPC still believe the nominal dollar net value of synergies from the Transaction to be approximately $749 million over the first 10-year period from 1997 to 2006. The Transaction is expected to yield several types of presently quantifiable benefits: (1) corporate and operations labor cost savings; (2) corporate and administrative programs cost savings; (3) non-fuel purchasing economies savings; (4) production cost savings; and (5) gas supply cost savings. The amount of savings currently estimated in each of these categories, on a nominal dollar basis, is summarized in the table below:

                             Transaction Synergies
                               (Nominal Dollars)

                               Category                        Amount (Millions)

                                  Corporate and Operations Labor Savings                            $380.5
                                  Corporate and Administrative Programs                              149.1
                                  Non-fuel Purchasing Economies Savings                               60.2
                                  Production Cost Savings                                            220.9
                                  Gas Supply Cost Savings                                             23.6

                                           Less: Costs to Achieve                                     85.3

                                  Net Total Estimated Savings                                       $749.0
                                                                                                     -----


         These expected savings far exceed the savings claimed in a number of recent acquisitions approved by the Commission. See, e.g., Kansas Power and Light Co., Holding Co. Act Release No. 25465 (Feb. 5, 1992) (expected savings of $140 million over five years); IE Industries, Holding Co. Act Release No. 25325 (June 3, 1991) (expected savings of $91 million over ten years); Midwest Resources, Holding Co. Act Release No. 25159 (Sept. 26, 1990) (estimated savings of $25 million over five years). These savings categories are described in greater detail below.

                 Corporate and Operations Labor Cost Savings: Applicants estimate that a net reduction in labor costs of approximately $380.5 million on a nominal dollar basis can be achieved as a result of the Transaction through elimination of approximately 600 full time equivalent duplicative positions in certain corporate and operations functions.

                 Corporate and Administrative Programs Savings: Applicants estimate that a reduction in non-labor corporate and administrative expenses totalling approximately $149.1 million on a nominal dollar basis can be achieved through consolidation of duplicative programs and spreading expenses over greater asset or customer bases. These include savings related to information systems, insurance costs, outside services, shareholder services, benefits administration and other general and administrative overheads. The aggregate cost of these items for the companies on a stand-alone basis is greater than the cost will be to the combined new company. An example would be the hiring of one outside professional service (external auditors, attorneys, consultants, etc.) instead of three.

                 Non-Fuel Purchasing Economies Savings: These are the savings which will result from the new, larger company having greater purchasing power. Interstate Energy will be able to coordinate its purchasing needs, buy in greater quantity, negotiate with vendors and receive larger discounts. Applicants estimate cost savings of approximately $60.2 million on a nominal dollar basis from such economies.

                 Production Cost Savings: Applicants estimate that production cost savings (including fuel savings) of approximately $220.9 million on a nominal dollar basis will result from the combined operation of the three companies' generation and transmission systems, including the integrated economic dispatch of such systems and electric fuel procurement savings. WPLH, IES and IPC currently commit and dispatch their respective systems on an "economic dispatch" basis; that is, each company commits and dispatches its generating system to meet the load in such manner as to minimize production costs. There are differences in incremental cost between the three systems, as well as generation available on each system during most hours. Interstate Energy will be able to take advantage of these factors by committing and dispatching the lowest cost generation from WP&L, Utilities and IPC to serve the total load of Interstate Energy at a cost that is lower than the combined cost of the three stand-alone companies.

                 Gas Supply Cost Savings: Applicants estimate savings of approximately $23.6 million on a nominal dollar basis can be achieved by the combined companies in gas supply costs by optimization of transportation capacity on various gas pipelines, improving utilization of no-notice service, shortening storage withdrawal periods and avoiding duplication of reserve margins through supply integration.

         (less)

                 Costs to Achieve: This consists of merger costs such as investment bankers' fees, attorney and accountant fees, and severance and other employee reduction-related costs. Item 2 provides details of some of these components and their amounts.

                 Additional Expected Benefits: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include maintenance of competitive rates and services, increased size and stability, diversification of service territory, coordination of diversification programs, complementary operational functions and complementary management.

                 Maintenance of Competitive Rates: Interstate Energy will be more effective in meeting the challenges of the increasingly competitive environment in the utility industry than any of WPLH, IES or IPC standing alone due to the economies of scale available




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

         to Interstate Energy. The impact of these economies of scale, which are described in greater detail below, will help to position Interstate Energy to deal effectively with increased competition with respect to rates. The Mergers, by creating the potential for increased economies of scale, will create the opportunity for strategic, financial and operational benefits for customers in the form of more competitive rates over the long term and for shareowners in the form of greater financial strength and financial flexibility.

                 Integration   of  Corporate   and   Administrative   Functions:
         Interstate Energy will be able to consolidate certain corporate and administrative functions of WPLH, IES and IPC, thereby eliminating duplicative positions, reducing other non-labor corporate and administrative expenses and limiting or avoiding duplicative expenditures for administrative and customer service programs and information systems. A joint transition task force is examining the manner in which to best organize and manage the businesses of Interstate Energy and identify duplicative positions in the corporate and administrative areas. It is anticipated that, as a result of combining staff and other functions, Interstate Energy will have somewhat fewer employees within several years than WPLH, IES and IPC currently have in the aggregate. WPLH, IES and IPC are committed to achieve cost savings in the area of personnel reductions through attrition, strictly controlled hiring, and reassignment and retaining and, to the extent required, severance and targeted early retirement programs. In addition, some savings in areas such as insurance and regulatory costs and legal, audit and consulting fees are expected to be realized.

                 Reduced Operating Costs: The combination should result in decreased electric production costs through the joint dispatch of the systems. Natural gas supply savings through combined purchasing are also anticipated.

                 Purchasing Economies and Streamlining of Inventories: The combination of the three companies should result in greater purchasing power for items such as fuel and transportation services and general and operational goods and services, and the reduction of inventories for standardized materials and supplies for construction, operations and maintenance within the combined generation, transmission and distribution systems.

                 Coordination of Diversification Programs: WPLH and IES each have significant non-utility subsidiaries, and Interstate Energy, as a stronger financial entity, should be able to manage and pursue such subsidiary businesses more efficiently and effectively. WPLH and IES currently engage in a number of diversified businesses, some of which are complementary. To the extent such complementary businesses are combined and able to collaborate in the pursuit of market opportunities, benefits from economies of scale should be obtained and thereby improve the performance of these businesses. Furthermore, due to the larger capital base of Interstate Energy, the financial flexibility will exist to support the existing businesses as well as to advantage of new business opportunities as they arise.





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


                 More Diverse Service Territory: The combined service territories of WP&L, Utilities and IPC will be larger and more diverse than any of the service territories of WP&L, Utilities or IPC as independent entities. This increased customer and geographical diversity is expected to reduce the exposure to changes in economic, competitive or climatic conditions in any given sector of the combined service territory.

         Expanded Management Resources: In combination, WPLH, IES and IPC will be able to draw on a larger and more diverse mid- and senior-level management pool to lead Interstate Energy forward in an increasingly competitive environment for the delivery of energy and should be better able to attract and retain the most qualified employees. The employees of Interstate Energy should also benefit from new opportunities in the expanded organization.

         ii.     Integrated Public Utility System

                 I.       Electric System

         As applied to electric utility companies, the term "integrated public utility system" is defined in Section 2(a)(29)(A) of the Act as:

                 a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

On the basis of this statutory definition, the Commission has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed acquisition of securities:

        (1) the utility assets of the system are physically interconnected or capable of physical interconnection;

        (2) the utility assets, under normal conditions, may be economically operated as a single interconnected and coordinated system;

        (3) the system must be confined in its operations to a single area or region; and

         (4) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

Environmental Action, Inc. v. S.E.C., 895 F.2d 1255, 1263 (9th Cir. 1990) (citing In re Electric Energy, Inc., 38 S.E.C. 658, 668 (1958)). The Transaction satisfies all four of these requirements. It should be noted that in the 1995 Report, the Division recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration equation."(32)
     First, as described in Item 1.B.3. above, the Utilities system and the IPC system are physically connected by three 161kV lines and the East 345 kV Line. In addition, the WP&L system and the combined Utilities/IPC systems are capable of interconnection through the construction of two new transmission tie-lines, construction of which is planned for completion within five years of the effective time of the Transaction. When authorized by FERC, a 69 kV tie-line approximately 3.5 miles in length will be constructed across the Mississippi River connecting WP&L's Hillside substation near Prairie du Chien, Wisconsin with IPC's 69kV line at MacGregor, Iowa on the west side of the river. This overhead line will be constructed on a right-of-way from a previously existing connection between WP&L and IPC which remains under their control. Also, a 161 kV overhead line approximately 2.5 miles in length will be constructed across the Mississippi River from WP&L's Nelson Dewey generating plant on the east to IPC's Turkey River substation on the west side of the river. The capability of this interconnection would be approximately 200 MW. It is currently estimated that the total cost associated with constructing the interconnection lines will be $4 million (in 1996 dollars).
         These additional  interconnects  will further the economic operation of
the   Interstate   Energy   system  by   enabling   it  to  achieve   additional
production-related synergies. Indeed, the plans for the construction of the two lines are not related to any requirement of the Act, but rather to the substantial benefits that will accrue as a result of the lines.

         The Commission has previously indicated that a single integrated system exists even based solely on a planned, future interconnection, provided that such physical interconnection is "contemplated or . . . possible within the reasonably near future" and not just something that "might occur in the remote future, and whose occurrence has not been foreshadowed by any facts shown in the record."(33) The benefits to be derived by the new transmission lines are also a factor in determining whether the system is capable of physical interconnection.(34) The fact that the Commission has indicated that, absent special circumstances, the "reasonably near future" mentioned above, should not exceed 10 years, (35) is not an issue in this case as the parties have definite plans to construct the two interconnections that will be in service and generating economies within 5 years of the consummation of the Transaction.

         Second, WP&L, Utilities and IPC will be economically operated as a single interconnected and coordinated system. The combined system will be centrally and economically





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

dispatched and generating units committed as a single integrated system. Upon consummation of the Transaction, WP&L, Utilities, IPC and Interstate Services will enter into the Coordination Agreement which will be filed with and approved by FERC. The Coordination Agreement will provide for joint dispatch of the combined generating resources of WP&L, Utilities and IPC, and will contain the terms, conditions and payment provisions associated with energy exchanges, resource sharing and other transactions among the companies. Pursuant to the Coordination Agreement, generation and tie-line data of all three systems will be fed into a common dispatch computer to economically dispatch the combined system taking into account the existing 1,339 MW of interconnection capacity between IPC and Utilities and the proposed 250 MW of interconnection capacity between IPC and WP&L. The studies which projected the level of production costs savings in this Application/Declaration were based upon this same interconnection capacity. In order to facilitate joint economic dispatch throughout the Interstate Energy system, applicants anticipate that Interstate Energy will enter into one or more contractual arrangements for the purchase of 200 MW of firm transmission service between the IPC and WP&L systems from one of three neighboring electric systems, each of which has indicated that it has such service available for sale to WP&L and/or IPC. Such purchased transmission service will generally be sufficient to facilitate joint economic dispatch throughout the Interstate Energy system. However, there may be instances when transactions in excess of 200 MW between the Iowa and Wisconsin portions of the Interstate Energy system will be made based upon economic dispatch opportunities. In such situations, additional non-firm transmission service would be purchased, subject to availability, from one of the neighboring electric systems.

         As members of MAPP, both IPC and Utilities are subject to the MAPP transmission use agreement and the MAPP loss reimbursement agreement. These MAPP agreements identify third party impacts for member transactions and make the appropriate charges to transacting parties so that third parties within MAPP receive transmission line use fees and line loss reimbursement. Transactions between IPC, Utilities and WP&L which are required for joint economic dispatch purposes will be covered under these MAPP agreements. Thus, MAPP members will receive compensation for third party impacts caused by the joint economic dispatch activities of the utility subsidiaries of Interstate Energy. No such mechanism exists nor is one required for compensation of third party impacts on non-MAPP utilities.

         For integration purposes under the Act, what is relevant is that Interstate Energy will have sufficient internal transmission capacity to fully accommodate the anticipated transfers between WP&L, Utilities and IPC under central economic dispatch, and will obtain transmission service from neighboring utilities to accommodate any transfers that might exceed the capabilities of its system.

         Third, the integrated Interstate Energy electric system will operate in a single area or region. The system will operate in four contiguous states (Wisconsin, Iowa, Illinois and Minnesota) in the north central area of the United States delineated on Exhibit G-4. In the 1995 Report, the Division has stated that the evaluation of the "single area or region" portion of the integration requirement "should be made... in light of the effect of technological advances on the ability to transmit electric energy economically over longer distance, and other developments





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

in the industry, such as brokers and marketers, that affect the concept of geographic integration."(36) The 1995 Report also recommends primacy be given to "demonstrated economies and efficiencies to satisfy the integration requirements."(37) As set forth in Item 3.A.2.b.i, the Transaction will result in economies and efficiencies for the utilities and, in turn, their customers.

         Fourth, the Interstate Energy electric system will not be so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The Commission's past decisions on "localized management" show that the Transaction fully preserves the advantages of localized management. In such cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs, see American Electric Power Co., Holding Co. Act Release No. 20633 (Jul. 21, 1978) (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"); General Public Utilities Corp., 37 S.E.C. 28, 36
(1956) (localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors were drawn from local utilities, see Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (advantages of localized management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); Northeast Utilities, Holding Co. Act Release No. 25221 (December 21, 1990) (advantages of localized management would be preserved in part because the board of the New Hampshire Utility, which was to be by an out-of-state holding company, included "four New Hampshire residents"); (iii) the preservation of corporate identities, see Northeast Utilities, Holding Co. Act Release No. 25221 (December 21, 1990) (utilities "will be maintained as separate New Hampshire corporations... [t]herefore the advantages of localized management will be preserved"); Columbia Gas System, Inc., Holding Co. Act Release No. 24599 (March 15, 1988) (benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see American Electric Power Co., Holding Co. Act Release No. 20633 (Jul. 21, 1978) (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communications and transportation").

         The Transaction satisfies all of these factors. WP&L, Utilities and IPC will continue to operate through regional offices with local service personnel and line crews available to respond to customers' needs. In addition, the new management and Board of Directors of Interstate Energy is expected to be drawn primarily from the existing management and boards of WPLH, IES, IPC and their subsidiaries.

         After the Transaction, WP&L, Utilities and IPC will maintain their current headquarters as subsidiary headquarters and as local operating headquarters for the areas they presently serve, while Interstate Energy will maintain system headquarters in Madison, Wisconsin. Although the location of the corporate headquarters of Interstate Energy will add distance from customers who are served by Utilities and IPC, this distance is, as noted by the Commission in the American Electric Power case, a relatively unimportant factor given the





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

present ease of transportation and communications and the retention of the headquarters of Utilities and IPC at their present locations. This structure will preserve all the benefits of localized management WP&L, Utilities and IPC presently enjoy while simultaneously allowing for the efficiencies and economies that will derive from their strategic alliance. Furthermore, as described earlier, the system will facilitate efficient operation.

         Additionally, the Interstate Energy system will not impair the effectiveness of state regulation. WP&L, Utilities and IPC will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the PSCW, IUB, ICC, MPUC, the FERC and the NRC. WP&L, Utilities and IPC are working closely with the PSCW, IUB, ICC and MPUC as well as the FERC and the NRC to ensure they are well informed about this Transaction, and this Transaction will not be consummated unless all required regulatory approvals are obtained. Pursuant to the recommendations contained in the 1995 Report, this last factor is significant. As the Division stated therein "when the affected state and local regulators concur, the [Commission] should interpret the integration standard flexibly to permit non-traditional systems if the standards of the Act are otherwise met,"(38) especially since this Transaction will result in a system similar to the traditional registered holding company system.

                  IEC will be an integrated electric system within the meaning of Section 2(a)(29)(A) of the Act. IEC will be operated as a single system, economically dispatched pursuant to the Coordination Agreement. Utilities and IPC ("IEC West") are presently directly interconnected(39) and WP&L and South Beloit ("IEC East") are presently directly interconnected.(40) IEC West and IEC East are presently interconnected through firm contractual wheeling arrangements with third parties(41) and through MAPP.(42) Additionally, IEC intends to build two tie-lines (aggregating 250 MW of transfer capability) between IEC West and IEC East.(43) In the Federal Energy Regulatory Commission Initial Decision on Rate and Merger Issues (Issued July 3, 1997) (the "Initial FERC Decision"), the Administrative Law Judge, however, ordered the Applicants to delay construction of the tie-lines between IEC West and IEC East until the Applicants have constructed 400 MW of additional simultaneous import capability into the Wisconsin Upper Michigan System ("WUMS"). IES Utilities et al, 80 F.E.R.C. Paragraph 63,001, 21 (1997).

                 On November 12, 1997, the Federal Energy Regulatory Commission (the "FERC") issued its decision on the merger. IES Utilities, Inc. et al., Opinion No. 419, 81 FERC Paragraph 61, ___ (1997) ("Opinion No. 419"). In Opinion No. 419, the FERC accepted a competition stipulation that had been negotiated by the Applicants and the FERC trial staff, as modified to include an extra condition imposed by the presiding Administrative Law Judge. The competitive stipulation, as modified, generally addresses the Applicants' use of firm transmission service purchased from ComEd and DPC in order to achieve joint dispatch; Applicants' proposal to construct two additional transmission lines between IEC West and IEC East at a future time; Applicants' proposal to make eight specified transmission improvements to increase transfer capability into WUMS; Applicants' obligation to purchase additional point-to-point transmission service if joint dispatch transfers between IEC West and IEC East exceed the contract path quantity; and alternative dispute resolution and additional efforts to increase transfer capability into WUMS if the specified measures are not fully successful.

                  The record developed in the FERC proceeding demonstrates that, at present, although IEC West and IEC East are interconnected through neighboring utilities, there are no high voltage connections directly between Iowa and WUMS. Initial FERC Decision at 30. Additionally, the transmission capability between Iowa and WUMS is limited. In short, power cannot go straight from Iowa to WUMS but must flow across the grid which is already constrained. As a result of physics, due to the nature of the way power flows across the grid and the engineering peculiarities of the Iowa-WUMS interface, the joint dispatch of the Applicants' generating facilities through use of their 200 MW of transmission rights(44) will result in the Applicants' using up much of the import capability into WUMS thereby during times of system constraint preventing competitors of the Applicants from selling power into WUMS.

                  The immediate construction of the tie-lines(45) will, for reasons of physics and engineering peculiar to the Iowa-WUMS interface, not alleviate the congestion at the constrained interface. Accordingly, the Initial Decision and Opinion No. 419 direct the Applicants to delay construction of their new tie-lines until the Applicants construct additional facilities to increase the overall transfer capability into WUMS. The construction of these additional facilities will reinforce the electrical interconnection between Iowa and WUMS. The requirements of the competitive stipulation adopted by Opinion No. 419 are only necessary because, as a factual, physics and engineering matter, the Applicants are currently interconnected and capable of integrated operation to the point where they must first provide transmission capacity for others before construction of the tie-lines.

                 The type and degree of physical interconnection described in the Initial FERC Decision is sufficient to establish interconnection under the Act for the purposes of Sections 2(a)(29)(A), 10(c)(2) and 11(b)(1). The Commission has found that proposals to contract for or to construct physical connections between utilities in a single system satisfy the interconnection requirement. See New England Electric System, 38 S.E.C. 193, 198-99 (1958) (engineering studies and testimony showing feasibility of direct interconnections among four small systems satisfied the requirements of the Act that utilities be "capable of physical interconnection"); Mississippi Valley Generating Co., 36 S.E.C. 159 (1955) (while complete direct physical interconnection between the companies involved did not currently exist, the Commission recognized that physical interconnection was possible through the construction of transmission lines).

               Additionally, the Commission has found that two utilities that are capable of sharing power through wheeling or power pool arrangements (as the Applicants will be forced to do upon consummation of the Transaction pending further construction of new transmission facilities) are physically interconnected or capable of physical interconnection. The fact that two facilities may be separated by other facilities that are not owned by the holding company does not change the fact that they are interconnected or capable of physical connection and of supplying power to one another as needed. City of New Orleans v. SEC, 969 F.2d 1163, 1165 (D.C. Cir. 1992).

               The Commission has also acknowledged that utilities can be interconnected through power pools or by means of contractual rights to use the lines of a third party. See Northeast Utilities, Holding Co. Act Release No. 25273 (Mar. 15, 1991); Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986); UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24,
1992). The Commission has recognized that a finding that wheeling and other forms of sharing power through reliability councils and proposed regional transmission groups also qualify as "interconnection" under section 2(a)(29)(A) of the Act appears to be a logical extension of prior Commission holdings. 1995 Report at 71.

               Moreover, even in the absence of the current interconnections, the wheeling contract and the common power pool membership, the Applicants' proposal to construct additional transmission facilities at the minimal estimated cost of $4,400,000 would satisfy the integration requirements of the Act. The Commission has indicated that a single integrated system exists based solely on a planned, future interconnection, provided that such physical interconnection is "contemplated or . . . possible within the reasonably near future" and not just something that "might occur in the remote future, and whose occurrence has not been foreshadowed by any facts shown in the record." In re North American Co. and Its Subsidiaries, Holding Co. Act Release No. 4505 (Apr. 15, 1942); In re Cities Service Power & Light Corp., Holding Co. Act Release No. 5256 (Aug. 30, 1944) (integration standard met where "Derby contemplates the construction of such interconnection facilities").

                  The transmission systems of IEC East and IEC West are not directly connected currently. However, integration of the IEC East and IEC West systems for purposes of accomplishing joint economic dispatch and reserve sharing will be accommodated initially through the purchase of transmission service from other utilities. In the long term, the integration will be made through construction of transmission ties directly linking IEC East to IEC West.

                  The specific plan for integration of IEC East and IEC West is as follows. During the first three years of the merger (1998-2000), IEC will utilize firm transmission service which has already been purchased for this purpose from other utilities to allow the needed integration. The specific transmission purchases are 150 MW of firm from Commonwealth Edison ("ComEd") and 50 MW of firm from Dairyland Power Cooperative ("DPC"). These contracts each began on October 1, 1997 and run through September 30, 2000. The Applicants will report to the Commission on or before the expiration of these contracts on future integration plans.

                  The current plan for the future integration is to construct two transmission ties between IPC and WP&L in the year 2000. The specific construction projects identified in the IEC merger filing were a 4-mile 69 kV line from Hillside substation in Prairie du Chien, Wisconsin to MacGregor substation in MacGregor, Iowa and a 3-mile 161 kV line from Nelson Dewey substation in Cassville, Wisconsin to IPW's Turkey River substation located in Iowa. The total capacity of these ties is estimated at 250 MW consisting of 50 MW for the 69 kV line and 200 MW for the 161 kV line.

                  The Applicants that will comprise IEC have firm transmission agreements and anticipate that they will continue to have firm transmission agreements until such time as the additional lines are built. Thus, if, for some reason, the transmission ties are not constructed on time or if the future integration between IEC East and IEC West requires more than the 250 MW of capacity provided by the two proposed transmission ties, then IEC will continue to purchase firm transmission service from either ComEd, DPC or Northern States Power Company ("NSP"). Any of these three parties can currently provide the direct transmission link between IEC East and IEC West. The capacities of the ComEd, DPC and NSP transmission ties between IEC East and IEC West are currently 1086 MW, 464 MW and 336 MW respectively.

                  In the event that construction of the transmission reinforcements described above has not begun within [180] days of the scheduled termination of the currently effective transmission agreements, IEC will initiate discussions with ComEd and DPC with the intent of extending the term of the agreements. In the event that these discussions do not result in an agreement to extend the term within [120] days of the scheduled termination of the agreements, IEC will make arrangements to take short-term firm transmission service under the then-effective open access transmission tariffs of ComEd, DPC or NSP, or in the alternative, will submit a good faith request for long-term firm transmission service under Section 211 of the FPA.

                  ComEd is currently interconnected with IEC East by means of a 345 kV line that runs from ComEd's Wempletown substation to the Paddock substation in IEC East. This line has a capacity of 1086 MW, which is the limiting segment of the IEC East-IEC West transmission path through ComEd. ComEd is, in turn, interconnected with IEC West through two lines, rated at 345 kV and 138/161 kV, and having an aggregate capacity of 1,124 MW. The 345 kV line connects ComEd's Quad Cities generating station with IEC East's Rock Creek substation.

                  DPC is currently interconnected with IEC East by means of five 69 kV lines and one 138/161 kV line. The capacity of these six lines is 464 MW, which is the limiting interface for the IEC East-IEC West transmission path through DPC. DPC is, in turn, interconnected with IEC West by 32 separate transmission lines, 11 of which are rated at 161 kV and the remaining 21 of which are rated at 69 kV. The aggregate capacity of all of these transmission lines is 1,004 MW. In addition, regional developments such as the MAPP Independent System Operator ("ISO") and the Midwest ISO are currently underway.

         WPL has a projected native load of 2169 MW and firm off-system sales of 251 MW for 1998. WPL owns generation capacity totaling 2350 MW. WPL has also purchased 421 MW of firm capacity for 1998. IPW has a projected native load of 1105 MW and firm off-system sales of 179 MW for 1998. IPW owns generation capacity totaling 1028 MW. IPW also has purchased firm capacity of 333 MW for 1998. IES's projected native load for 1998 is 1820 MW. IES has no firm off-system sales. IES owns generation capacity totaling 1853 MW and has purchased firm capacity for 1998 totaling 245 MW.

         Because the WPL system is not directly interconnected with either the IES system or the IPW system, WPL has purchased a total of 200 MW of firm transmission service between the IPW system and the WPL system for a three year period, commencing October 1, 1997 and continuing through September 30, 2000. 150 MW of this firm transmission service was purchased from Commonwealth Edison and the remaining 50 MW of the firm transmission service was purchased from Dairyland Power Cooperative. The Commonwealth Edison and the Dairyland Power Cooperative systems are directly interconnected with both the WPL and the IPW systems. 50 MW of the total 200 MW of firm transmission service purchased by WPL are reserved for the use of third parties. The remaining 150 MW will be used by Interstate Energy Corporation postmerger for transferring capacity and energy between WPL and IPW for the purposes of optimizing economic dispatch of the generation resources of IEC as a whole and providing reliability support for the loads in all areas of the IEC system.

         The IPW and IES systems are directly interconnected by means of a number of transmission lines at voltage levels of 69 kV, 161 kV and 345 kV. The cumulative tie capacity of all these interconnections is 1620 MW. This tie capacity will likewise be used for the purposes of optimizing economic dispatch of the generation resources of IEC as a whole and providing reliability support for the loads in all areas of the IEC system.

                 II.      Gas Utility System

         Section 2(a)(29)(B) of the Act defines an "integrated public utility system" as applied to gas utility companies as:

                 a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operation to a single area or region, in one or more states, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

The  Interstate  Energy gas utility  system will meet the  standard set forth in
Section 2(a)(29)(B) and, therefore, will satisfy the requirements of sections 10(c)(1) and (2) and should be approved by the Commission.

         First, both the Commission's limited precedent and current technological realities indicate that the Interstate Energy gas utility system will operate as a coordinated system confined in its operation to a single area or region because it will derive natural gas from common sources of supply, transportation and storage. The gas utility operations of WP&L (including South Beloit), Utilities and IPC will operate in a single area or region covering




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

portions of Wisconsin, Iowa, Minnesota and Illinois. See Exhibit G-5 hereto. The Commission has not traditionally required that the pipeline facilities of an integrated system be physically interconnected,(46) and instead has looked to such issues as from whom the distribution companies within the system receive much, although not all, of their gas supply.(47) The Commission also has considered obtaining gas from a common pipeline(48) as well as from different pipelines when the gas originates from the same gas field in determining a common source of supply.(49) Since the time of most of these decisions, the state of the art in the industry has developed to allow efficient operation of systems whose gas supplies derive from many sources.

         Because natural gas is made up of naturally occurring elements found in geologic formations, and is not a refined energy product produced from other fuels, the natural gas and electricity industries developed in different structures. The gas industry developed in three separate segments:

         FUNCTION                                  OWNERSHIP

    Production                            Independent Producers
    Transmission/Storage                  Interstate Pipelines/Storage Companies
    Distribution/Retail Sales             Local Distribution Companies (LDCs)

The WP&L, Utilities and IPC gas systems will functionally perform as a coordinated system through the purchase of natural gas from common sources of supply, delivery through common interstate pipelines (all of which are open access transportation only pipelines under FERC Order 636) and storage of gas in common underground storage facilities. This coordination will also result in greater, not lesser, efficiency.

         As explained previously under Item 1.B.4.: WP&L, Utilities and IPC all contract for interstate pipeline transportation and storage services from Northern Natural Gas Company and Northern Border Pipeline Company, and two of the three companies contract for transportation and/or storage services from ANR Pipeline Company, LG&E/Llano Inc. and Natural Gas Pipeline Company of America. In addition, all three companies procure natural gas supplies from producers in the Gulf Coast and Canadian regions. Less significant volumes are purchased from non-common supply areas such as the Texas/Oklahoma and Permian Basin regions.

         WP&L, Utilities and IPC all use a "supply grid" approach to gas supply procurement described in more detail in Item 1.B.4. Integrated WP&L, Utilities and IPC gas operations would present opportunities to use an expanded supply grid and more consolidated gas supply procurement to increase competition among suppliers, transporters and storage providers to capture approximately $23.6 million in delivered gas cost savings. Integrated gas operations could also
offer  opportunities  for  more  efficient   utilization  of  IPC  peak  shaving
operations and more efficient reserve margins. With the cooperation of the common pipeline interconnections, the ability to engage in swap transactions will also exist.

         Finally, the system will not be so large as to impair the advantages of localized management or the effectiveness of regulation. As set forth in Item 3.A.2.a.(i)., localized management will be preserved. The three utilities will maintain headquarters in Madison, Cedar Rapids and Dubuque, and local matters will be handled by several regional offices. Management will, accordingly, remain close to the gas operations, thereby preserving the advantages of local management.

         As also set forth in Item 3.A.2.a.i., from a regulatory standpoint, there will be no impairment of regulatory effectiveness. The same regulators currently overseeing these gas operations will continue to have jurisdiction after the Transaction. Several states are already regulating multi-jurisdictional gas utilities since other gas utilities currently operate in some of the states to be served by Interstate Energy. IPC currently operates gas utilities in multiple states.

         For all of these reasons, the post-Transaction gas operations satisfy the integration requirements of Section 2(A)(29)(B).

         3.      Section 10(f)

         Section 10(f) provides that:

         The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

          As described in Item 4 of this Application/Declaration, and as evidenced by the Orders of the FERC, PSCW, MPUC, ICC and IUB, all relating to the Transaction, Interstate Energy intends to comply with all applicable state laws related to the proposed transaction.
         4.      Other Applicable Provisions - Sections 6, 7, 9(a)(1) and 12

         As noted in Items 1.D. and 1.E., WPLH, IES and IPC have dividend reinvestment plans, employee benefit plans and 401(k) savings plans, which may require the issuance, or acquisition in open-market transactions, of common stock. The dividend reinvestment plans of IES and IPC will be terminated as of the date of consummation of the Transaction. The dividend reinvestment plan of WPLH will remain (subject to certain proposed modifications) as the dividend reinvestment plan of Interstate Energy. In addition, the employee benefits plans (including the 401(k) plans) of IES and IPC will be amended to provide for the acquisition or issuance of shares of Interstate Energy Common Stock in place of IES Common Stock or IPC Common Stock, as the case may be. Additional information concerning the anticipated terms of the dividend reinvestment plan, benefit plans and 401(k) plans is set forth in Items I.D.1 - .3. To provide for the operation of these existing and amended or replacement plans after the consummation of the Transaction and the registration of Interstate Energy as a holding company under the Act, it is estimated that up to 11 million shares of Interstate Energy Common Stock may need to be issued and/or acquired in open-market or privately negotiated transactions through December 31, 2001.

         As required by Section 6 of the Act, the issuance by Interstate Energy of shares of its common stock pursuant to such plans and to effect the Transaction will comply with the standards of Section 7 of the Act. With reference to Sections 7(c) and 7(d) of the Act, Interstate Energy Common Stock will have a par value of $0.01 per share, will be Interstate Energy's only outstanding voting security and will not be preferred as to dividends or distributions over any other security of Interstate Energy. Interstate Energy Common Stock is reasonably adapted to Interstate Energy's capital structure (common stock being the cornerstone of a registered holding company's capital structure).

         Finally, applicants request authorization under Section 9(a)(1) of the Act for Interstate Hold to acquire all of the issued and outstanding common stock of all the diversified businesses discussed in Exhibit M-5. Applicants believe that the reorganization of the non-utility businesses described above as subsidiaries of Interstate Hold will be beneficial to ratepayers by continuing to insulate the operating utilities from the results of operations of these non-utility business entities.

B.       Intra-system Financing

         WPLH has entered into agreements with its non-utility subsidiaries HDC, HPI and Capital Square to provide inter-company loans and other credit support. Loans made by WPLH to these non-utility subsidiaries are used to finance the specific activities of the subsidiaries or may be used to fund activities of entities in which the subsidiaries have an equity interest. Intercompany loans to subsidiaries bear interest at an intercompany borrowing rate which is set at slightly above the forecasted WPLH weighted average cost of capital for the year and is reviewed and reset, if necessary, annually. The increase over the weighted average cost of capital is intended to cover the costs of administering the loan agreements with subsidiaries. Intercompany loans are payable on demand. As of May 31, 1996, WPLH had loans outstanding to HDC, HPI and Capital Square of $17.0 million, $11.2 million, and $10.4 million, respectively.

         To provide funds for these loans, WPLH has adopted an internal banking arrangement pursuant to which any excess funds from non-utility subsidiaries are deposited with WPLH and used to fund loans to other non-utility subsidiaries and WPLH's own operations. Interest is paid on deposits from subsidiaries maintained by WPLH at a rate equal to the intercompany borrowing rate described above.

         WPLH also acquires funds from loans under committed bank lines of credit, which totalled $45,000,000 as of May 31, 1996, and through long-term private placements of notes. WPLH periodically issues its notes, with maturities generally ranging from 5 to 10 years, in private placement transactions with unaffiliated third parties. Such funds are generally used to retire short-term debt incurred to finance loans by WPLH to non-utility subsidiaries, or to finance specific activities of WPLH or its non-utility subsidiaries.

         In addition to making loans to non-utility subsidiaries, WPLH has also guaranteed the mortgage debt of RMT, with an original principal balance of $7.4 million, and provided credit guarantees on behalf of HES. WPLH guarantees payment of all obligations incurred by HES in connection with various power purchase transactions.

         In connection with the issuance of mortgage bonds under a master indenture to finance affordable housing projects by various subsidiaries of HPI, WPLH entered into a support agreement under which WPLH guarantees the maintenance of various debt service reserve funds. Under this support agreement, if the various properties do not provide adequate cash flow to cover debt service, WPLH is obligated to make certain payments into the reserve funds. The obligation to make such payments irrevocably decreases as the reserve funds are funded to specified levels.

         In connection with a $40,000,000 revolving credit facility (the "HCC Facility") provided by a group of banks to HCC, WPLH, HDC, HPI and Capital Square have entered into support agreements with the banks. The purpose of the HCC Facility is to provide funds for construction and bridge loans for affordable housing projects. Loans from the revolving credit facility are repaid from the proceeds of permanent mortgage financing when the projects are completed. Under WPLH's support agreement, WPLH must (i) provide lines of credit to HDC, HPI and Capital Square of $10 million, $25 million, and $10 million, respectively, (ii) maintain HDC's tangible net worth at not less than $25 million, and (iii) maintain WPLH's quarterly pre-tax interest coverage ratio and its consolidated leverage ratio within specified limits. In the case of the lines of credit provided by WPLH to HPI and Capital Square, $15 million and $5 million, respectively, are reserved solely to fund obligations of the entities under their respective support agreements.

         In connection with the HCC Facility, HPI has entered into a support agreement with the banks which requires HPI to (i) continue as manager of HCC unless removed for cause, (ii) maintain quarterly interest coverage ratio within specified limits, (iii) maintain HPI's $25 million line of credit with WPLH and
(iv) provide HCC with a $15 million line of credit under a revolving credit agreement.

         In connection with the HCC Facility, HDC has entered into a support agreement with the banks which requires HDC to (i) maintain at least a 51% ownership interest in HPI and Capital Square, (ii) maintain HDC's line of credit with WPLH and (iii) provide an irrevocable and unconditional guaranty of 20% of the principal amount of any outstanding loans from the banks to HCC.

         In connection with the HCC Facility, Capital Square has entered into a support agreement with the banks which requires Capital Square to (i) repurchase certain loans from the banks or from HCC and (ii) maintain its line of credit with WPLH.

         To support the business activities of the entities in which they invest, HPI and HDC make loans and/or extend lines of credit to their respective subsidiaries or entities in which they have substantial investments. As of May 31, 1996, HPI and HDC had made loans to affiliates totaling 3.655 million and
16.435 million, respectively.

         IES maintains a money pool for the benefit of itself, Utilities and Diversified. The money pool consists of funds available for investment by these companies. The money pool funds can be borrowed to meet the daily financing requirements, thereby minimizing the need for external short-term borrowing. Promissory notes stating the terms of the agreement exist between IES, Utilities and Diversified.

         Investments in the money pool shall earn interest at the rate determined by IES cash management personnel on the first business day of each month. The rate of interest is based upon the investments selected for daily cash liquidity. The rate of interest on money pool loans shall be the same as on money pool investments.

         Diversified also has a variable rate credit facility that extends through November 9, 1998, with a one-year extension available to Diversified. The facility also serves as a stand-by agreement for Diversified's commercial paper program. The agreement provides for a combined maximum of $150 million of borrowings under the agreement and commercial paper to be outstanding at any one time. Interest rates and maturities are set at the time of borrowing for direct borrowings under the agreement and for issuances of commercial paper. The interest rate options are based upon quoted market rates and the maturities are less than one year. This agreement is the main source of debt financing for Diversified.

         Diversified maintains a system of advances between itself and its subsidiaries to supplement their internal cash flows. Long-term financing of Diversified's subsidiaries is infused into the subsidiaries as equity by Diversified.

         Applicants hereby request that the Commission approve the continuance of all outstanding and committed intercompany loans, guarantees and support agreements.

C.       Interstate Services

         As described in Item 1.B.1.a.iii, Interstate Services may provide WP&L (including South Beloit), Utilities and IPC, pursuant to the Services Agreement and the Coordination Agreement, and the non-utility companies of the Interstate Energy system (including Interstate Hold), pursuant to the Non-Utility Services Agreement, with a variety of administrative, management and support services. These services may include, without limitation, services relating to information systems, meters, transportation, electric system maintenance, marketing and customer relations, electric transmission and distribution engineering and construction, power engineering and construction, human resources, materials management, facilities, accounting, power planning, public affairs, legal, rates, finance, right of way, internal auditing, environmental affairs, fuels, investor relations, planning, executive, gas system maintenance, gas transmission and distribution engineering and construction, gas acquisition and dispatch, gas production engineering and construction, steam system maintenance, steam distribution engineering and construction, steam supply engineering and construction, steam planning, water system maintenance, water distribution engineering and construction, water supply engineering and construction, and water planning. In accordance with the Service Agreement, services provided by Interstate Services will be directly assigned or allocated by activity, project, program, work order or other appropriate basis. To accomplish this objective, employees of Interstate Services will record transactions utilizing the existing data capture and accounting systems of each client company. Costs of Interstate Services will be accumulated in accounts of Interstate Services and directly assigned or allocated to the appropriate client company in accordance with the guidelines set forth in the Service Agreement. WPLH, IES and IPC are currently developing the system and procedures necessary to implement the Service Agreement.

         The Service Agreements give the system companies the explicit right, at their sole discretion, to discontinue taking services from Interstate Services under any circumstances where a company other than Interstate Services can provide fully comparable quality services at a price that is lower than the price charged by Interstate Services. Also, prior to filing any amendments to a Service Agreement with the Commission, the parties to the Service Agreement must file with the applicable state regulatory commissions, pursuant to law or stipulation, a copy of such amendments. Under the Service Agreements, in the event that a state commission does not object to an amendment within forty five days of its filing with the state commission or issue a letter within that time requiring that the amendment be held in abeyance until that state commission completes its review, the parties to the Service Agreement will consider the state commission to have acquiesced to the amendment.

         The operation of Interstate Services will allow Interstate Energy to capture economies of scale from the centralization of administrative and general services to be provided to system companies. Since the cost of such services are considered in rate cases, the benefits realized as a result of Interstate Services will accrue to Interstate Energy's ratepayers. Virtually every registered holding company has one or more subsidiary service companies performing many of the same functions that Interstate Services will perform. The utilization of Interstate Services as a service company subsidiary of Interstate Energy is in the public interest, will not unduly complicate the capital structure of Interstate Energy and will not cause the Interstate Energy system to violate any other provision of the Act.

         It is anticipated that Interstate Services will be staffed primarily by transferring personnel from the current employee rosters of WP&L, IES and IPC and their subsidiaries. Interstate Services' accounting and cost allocation methods and procedures are structured so as to comply with the Commission standards for service companies in registered holding-company systems and are described in Exhibit N hereto. Interstate Services' billing system will use the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" established by the Commission for service companies of registered holding-company systems.

         As compensation for services, the Service Agreement provides for the client companies to: "pay to [Interstate Services] all costs which reasonably can be identified and related to particular services performed by [Interstate Services] for or on behalf of" such client company. Where more than one company is involved in or has received benefits from a service performed, the Service Agreement provides that "costs of such service will be directly assigned or allocated. . .between or among such [c]lient [c]ompanies on a basis reasonably related to the service performed to the extent reasonably practicable," in accordance with the methods set forth in Appendix A to the Service Agreement. Thus, charges for all services provided by Interstate Services to affiliated utility companies will be on an "at cost" basis as determined under Rules 90 and 91 of the Act. The Non-Utility Service Agreement contains provisions similar to those of the Service Agreement, except that the Non-Utility Service Agreement also permits charges for certain services to be at fair market value to the extent permitted under the Act or authorized by the Commission. Thus, except for the requested exceptions discussed below, services provided by Interstate Services to non-utility associate companies pursuant to the Non-Utility Service Agreement will also be charged on an "at cost" basis as determined under Rules 90 and 91 of the Act.

         Section 13(b) of the Act allows the Commission to exempt transactions, by rule, regulation or order, from the provisions of Section 13(b) and the rules promulgated thereunder if such transactions:

                 (1) are with any associate company which does not derive, directly or indirectly, any material part of its income from sources within the United States and which is not a public utility company operating within the United States, or

                 (2) involve special or unusual circumstances or are not in the ordinary course of business.

The Commission has utilized this exemptive power in the past under certain circumstances(50) and recently with some frequency to generally allow non-utility subsidiaries of registered holding companies to provide services to certain FUCOs at market-based rates.(51) In addition, the Division recommended in the 1995 Report that "the SEC should also issue exemptive orders under
Section 13 allowing more non-utility subsidiaries to charge market rates to non-utility affiliates."(52) The Commission's principal concern under Section 13 of the Act is to protect the utility companies in a holding company system from abusive cross-subsidization transactions with affiliates. Exemptions from Rules 90 and 91 for purely non-utility transactions will not interfere with this mandate because all services to utility subsidiaries will be at cost in accordance with Rules 90 and 91. In addition, exemptions from Rules 90 and 91 will benefit the holding company system by allowing it to offer competitively priced services based on market considerations. Pursuant to Section 13(b)(1), the Commission has adopted Rule 83(a), which provides that a subsidiary service company, "which subsidiary is or is about to become engaged in the performance of any service, sales, or construction contract for any associate company which does not derive, directly or indirectly, a material part of its income from sources within the United States and which is not a public-utility company operating within the United States, may ...[obtain an] exemption...from the standards established by Section 13(b) of the Act, and the [Commission's] rules and regulations promulgated thereunder, relating to the performance of any service, sales or construction contract for such associate companies."

         The Applicants hereby request on behalf of IEC an exemption under section 13 of the Act and rules 90 and 91 thereunder from the at-cost requirements in connection with the provision of goods and services, including operation and maintenance services, at fair market prices by Interstate Services to associate foreign utility companies ("FUCO's"), provided that no such services will be rendered to an associate FUCO unless the FUCO derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States. (53)
         No material change in the organization of Interstate Services, the type and character of the companies to be serviced, the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until Interstate Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify Interstate Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until Interstate Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

         Any modification of allocation factors which requires filing under 60-day letter procedures based on existing Commission guidelines will be filed on a timely basis. The current guidelines require approval if the change will cause the lesser of $50,000 or a 5% change in the allocation of cost between companies. These guidelines are subject to change.

         The applicants believe that the Service Agreement and the Non-Utility Service Agreement are structured so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder.

         Rule 88: Rule 88(b) provides that "[a] finding by the Commission that a subsidiary company of a registered holding company . . . is so organized and conducted or to be conducted, as to meet the requirements of Section 13(b) of the Act with respect to reasonable assurance of efficient and economical performance of services or construction or sale of goods for the benefit of associate companies, at cost fairly and equitably allocated among them (or as permitted by [Rule] 90), will be made only pursuant to a declaration filed with the Commission on Form U-13-1, as specified in the instructions for that form, by such company or the persons proposing to organize it." Notwithstanding the foregoing language, the Commission has on at least two recent occasions made findings under Section 13(b) based on information set forth in an Application/Declaration on Form U-1, without requiring the formal filing of a Form U-13-1. See CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21,
1994); UNITIL Corp., Holding Co. Act Release No. 25524 (April 24, 1992). In this Application/Declaration, applicants have submitted substantially the same applicable information as would have been submitted in a Form U-13-1.

         Accordingly, it is submitted that it is appropriate to find that Interstate Services is so organized and its business will be so conducted as to meet the requirements of Section 13(b), and that the filing of a Form U-13-1 is unnecessary, or, alternatively, that this Application/Declaration should be deemed to constitute a filing on Form U-13-1 for purposes of Rule 88.

         Services will be the central control point for all services provided by Services or through Services and during the interim before personnel are moved into Services, from one affiliated company to another. Services will maintain policies and procedures to accurately account for services requested by affiliates, the cost of providing such services and, if necessary, the cost to Services of procuring such services. This system of policies and procedures will be maintained on line for all to use. IEC will have a separate account with Services for executive functions that are not related to utility affairs. This account will include charges that are appropriately included in it alone and which, under the executive allocation formula, will be allocated to the account. Such functions will include, for example, strategic planning by executives of merger and acquisition activities.

         Included as Exhibits D-6 and D-7 are the updated Utility and Non-Utility Service Agreements, respectively, that have been revised pursuant to the order of the PSCW. The PSCW ordered two basic changes to the Services Agreements. First, the Applicants added language to the Service Agreements to give WP&L the right to discontinue taking services from Services if the cost for those particular services exceeds the fair market value for the services (please see discussion below). Second, language was added to require the Applicants, prior to making any amendment to the Service Agreements, to file the amendment for approval with each of the state commissions with jurisdiction over the holding company's activities. Under this provision, if any of the state commissions does not object to the amendment or issue a letter requiring that the amendment be held in abeyance until the state commission issuing the letter completes its review, the Applicants will be able to file the amendment with the Commission. Also, under the Service Agreements, prior to the filing of any amendment relating to the cost allocation methods to be utilized by Services, Services and each of the other parties to the Service Agreements would have to approve the change.

D.      Other Services

         In addition to the services to be provided by Interstate Services, WP&L, South Beloit, Utilities and IPC may, as permitted by Rule 87(a)(3), provide one another with certain services incidental to their utility businesses, such as meter reading, materials management, gas purchasing, transportation, and services of linemen and gas trouble crews. Such services will be provided at cost in accordance with the standards of the Act and the Commission's rules and regulations thereunder.

         IES has subsidiaries that may provide services (including operation and maintenance) and sell goods to entities that will qualify as FUCOs following the Transaction. The applicants request that the Commission permit such subsidiaries to enter into such transactions without compliance with the at cost provisions of Section 13(b) and the rules and regulations thereunder.

         The Commission has previously granted authority to provide goods and services to existing and future FUCOs without compliance with the at cost provisions to affiliates of registered holding companies that fall within one of the following categories:

                 1) the project is a FUCO or an EWG that derives no part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States;

                 2) the project is an EWG that sells electricity at market-based rates which have been approved by the FERC or the appropriate state public utility commission, provided that the purchaser is not an Excepted Company;(54)


                 3) the project is a QF that sells electricity exclusively at rates negotiated at arms's length to one or more industrial or commercial customers purchasing such electricity for their use and not for resale, or to an electric utility company other than an Excepted Company; or

                 4) the project is an EWG or a QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser is not an Excepted Company.

Entergy Corp., Holding Co. Act Release No. 26322 (June 30, 1995).

         In the Entergy  order quoted  above,  the  Commission  granted  Entergy
Enterprises, a wholly owned subsidiary of Entergy, authority to provide consulting services to associate companies, including FUCOs, and operations and management services, either directly or through newly-established subsidiaries of Entergy or Entergy Enterprises, to associate companies, including FUCOs, without complying with the at cost provisions of
Section 13(b) and the rules and regulations thereunder.

         In CINergy  Corp.,  Holding Co. Act Release No.  26376  (September  21,
1995), the Commission authorized CINergy and CINergy Investments, a wholly-owned subsidiary of CINergy, to acquire securities of new special purpose subsidiaries ("NSPSs") and to make additional investments in existing special purpose subsidiaries ("ESPSs"). ESPSs and NSPSs acquire, own or hold securities of, and provide services to, FUCOs. The Commission also authorized ESPSs and NSPSs and CINergy Services to provide administrative, management and support services to other ESPSs and NSPSs and their subsidiaries without complying with the at cost provisions of Section 13(b) and the rules and regulations thereunder. See also General Public Utilities Corp., Holding Co. Act Release No. 26457 (January 18,
1996). (Pending completion of the record, the Commission reserved jurisdiction over whether subsidiaries formed to directly or indirectly acquire the securities of FUCOs could sell goods and services to associate FUCOs without complying with the at cost provisions of Section 13(b) and the rules and regulations thereunder.)

         The applicants request that the Commission permit the present and future subsidiaries of Applicants, which will become subsidiaries of Interstate Energy, to provide services or sell goods to FUCOs and to entities that will qualify as FUCOs following the Transaction to the same extent permitted by the Commission in the above-cited orders.

         Other than permitted "incidental services," the services provided by WP&L, South Beloit, Utilities and IPC will only be provided in the interim period between the consummation of the merger and the completion of the transfer of necessary employees from the companies to Services. The completion of all of the employee transfers, however, cannot be accomplished simultaneously. All services will nevertheless still be provided through Services. Employees will simply be secunded from the appropriate companies to Services to provide needed services; these services will be billed at cost to Services by the companies and will be accounted for on Services' accounts. Ultimately, after the transition of employees is completed, all of these services will be performed directly by Services through its own employees.

Item 4.  Regulatory Approvals

         Set forth below is a summary of the regulatory approvals that the applicants have obtained or expect to obtain in connection with the Transaction.

A.       Antitrust

         The HSR Act and the rules and regulations thereunder provide that certain transactions (including the Transaction) may not be consummated until certain information has been submitted to the DOJ and FTC and specified HSR Act waiting period requirements have been satisfied. Applicants have fully satisfied the requirements of the HSR Act and are free to consummate the merger with no further obligations thereunder.
         The Applicants fully satisfied the requirements under the HSR Act on July 7, 1996. However, because the Applicants did not consummate the Transaction within one year of that date, the Applicants were obliged to re-notify the DOJ and FTC of the proposed Transaction. The Applicants resubmitted the necessary filings under the HSR Act on September 3, 1997. The HSR Act imposes a 30-day waiting period for the consummation of each merger comprising the Transaction subject to the HSR Act's prenotification requirement. The Applicants, however, requested and were granted early termination of that waiting period by the FTC on September 12, 1997.

B.       Federal Power Act

         Section 203 of the Federal Power Act of 1935, as amended (the "Federal Power Act"), provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from the FERC. On March 1, 1996, WP&L, HES, South Beloit, IPC, Utilities and IEA submitted a joint application to the FERC for approval of the Transaction under Section 203 and Part 33 of the FERC's regulations. This filing was supplemented on June 5, 1996. On March 1, 1996, WP&L, South Beloit, IPC and Utilities also filed transmission tariffs with FERC offering open access transmission service over their combined facilities.
         The Administrative Law Judge presiding over the FERC proceeding issued his Initial Decision on Rate and Merger Issues in Docket Nos. EC96-13-000, ER96-1236-000 and ER96-2560-000 approving the Transaction, subject to conditions, on July 3, 1997. The Initial FERC Decision was subject to FERC review; the subsequent FERC order, Opinion No. 419, approving the transaction, was issued on November 12, 1997.

         The FERC's competitive analysis in Opinion No. 419, issued on November 12, 1997, focused primarily on the effect of the merger on the control of transfer capability into WUMS and the potential that IEC would use any such enhanced control to reduce the ability of other competing utilities from accessing lower-cost power from outside of WUS. In response to this concern, the FERC agreed with the conclusion of the Administrative Law Judge in the Initial Decision on Rate and Merger Issues in Docket Nos. EC96-13-000, ER96-1236-000 and ER96-2560-000, issued on July 3, 1997, that the Competition Stipulation ("Stipulation") entered into by the Applicants and FERC trial staff would sufficiently mitigate any adverse competitive effects that may arise as a result of the merger. One of the points in the Stipulation required IEC to delay the construction of the two proposed transmission ties between IEC East and IEC West until it is determined that the ties, either by themselves or in combination with other transmission facility additions, will increase the simultasneous import capability into WUMS by a minimum of 400MW over existing capability. The Applicants proposed that IEC would make eight specified transmission system improvements to increase simultaneous transfer capability into WUMS by 400-600MW. The cost of the improvements will be approximately $4 million. The determination of whether the enhanced capability goal has been met shall be conducted, under FERC Opinion No. 419, by a Facilities Study Group described in the FERC Opinion. In addition, the Applicants agreed that they would not at any time claim more than 250MW of capacity of the 400 MW of additional capacity. FERC stated that the net effect of the Applicants' commitments would be at least an additional 150MW of transfer capability into WUMS and that such an additional capability mitigates any competitive concerns. Thus, the FERC did not prohibit the construction of the tie-lines, but merely delayed the start of the construction until they were made part of an overall design plan to provide additional simultaneous transfer capability into WUMS.

         WP&L, IPC and Utilities plan to file with FERC, under Sections 203 and 205 of the Federal Power Act, a coordination agreement providing for the joint operation of the electric facilities, including certain exchanges of capacity and energy among the three companies. In Order 888, FERC has determined that each public utility must provide comparable, open access transmission service to all potential wholesale users of its transmission system. WP&L (together with South Beloit), IPC and Utilities have filed open access tariffs to comply with the requirements of Order 888. A tariff providing for service over the combined facilities of WP&L, South Beloit, IPC and Utilities is expected to be filed in the near future to supersede the March 1, 1996 tariff filing.

C.       Atomic Energy Act

         Utilities holds an NRC operating license authorizing Utilities to hold an ownership interest in the Duane Arnold Energy Center and to operate the facility. WP&L also holds an NRC operating license authorizing WP&L to hold an ownership interest in the Kewaunee nuclear generating facility. The Atomic Energy Act provides that no such NRC license or any rights thereunder may be transferred or in any manner disposed of, directly or indirectly, through transfer of control of such license to any person unless the NRC finds that such transfer is in accordance with the Atomic Energy Act and consents to the transfer. Pursuant to the Atomic Energy Act, Utilities and WP&L have reviewed approvals from the NRC to reflect the fact that Utilities and WP&L will continue to hold their existing NRC licenses as operating company subsidiaries of Interstate Energy upon consummation of the Transaction. The NRC approved the Transaction relative to the Duane Arnold Energy Center on August 28, 1997. Pursuant to the Order, parties had until October 6, 1997 to request a hearing on the Order; no such hearing was requested.

D.       State Public Utility Regulation

         The PSCW, IUB, MPUC and ICC have jurisdiction over various aspects of the Transaction. Reference is made to Exhibits O-1 through 0-4 with respect to the applications filed or to be filed before such commissions.

         Utilities and IPC possess municipal franchise and environmental permits and licenses that may need to be renewed or replaced as a result of the Transaction if the Reincorporation Mergers are affected. Utilities and IPC do not anticipate any difficulties in obtaining such renewals or replacements.
         The MPUC approved the Transaction in Minnesota Public Utilities Commission Opinion and Order at Docket No. E, 6-100/PA-96- 184 (March 24, 1997). The ICC approved the Transaction in Illinois Commerce Commission Opinion and Order in Matter No. 96-0122 (May 7, 1997) (filed as Exhibits O-3- (a) and O-4-(a)). The IUB approved the Transaction at Docket No. SPU-96-6 on September 26, 1997 (filed as Exhibit 0-5-(a)). The PSCW, in an Order relating to Docket No. 6680-UM-100, effective November 6, 1997, approved the merger subject to conditions (filed as Exhibit 0-6-(a)).

         Pursuant to the Applicants' agreement with the PSCW and in response to the PSCW Order effective November 6, 1997, the Applicants hereby request that the Commission include in any order approving IEC as a registered holding company:

         Approval of the Application in no way precludes the Public Service Commission of Wisconsin, the Iowa Utilities Board, the Minnesota Utility Commission, the Illinois Commerce Commission or any other state regulatory authority from scrutinizing and disallowing the pass through of costs and rates for services rendered to customers of the client companies. It is the SEC's intention that each state commission having jurisdiction over a client company will retain the right to review and disallow cost of services provided to a client company by Interstate Services, Inc., that may be subject to recovery in rates.

         In its Order relating to Docket No. 6680-UM-100, effective November 6, 1997, the PSCW recognized that a conflict could arise between it and the Commission if it applied the usual PSCW pricing standards for transactions between Services and the utility operating companies such as WP&L. The PSCW acknowledged that the Commission requires that such services be billed "at cost," in contrast to its own pricing standards, which generally require billing at the lower of at cost or "fair market value." In order to prevent a conflict between the provisions but maintain its policy of trying to "protect ratepayers from paying higher than market prices," the PSCW required that the Applicants add language to the Service Agreements that gives WP&L the explicit right to discontinue taking services from Services any time the cost for such services exceeds the fair market value for the services. Thus, the PSCW reached a balance between its pricing standards and those of the Commission because (i) it did not require Services to provide services to WP&L at a price level that would deviate from the at cost price standards of the Commission, but (ii) did require WP&L to look elsewhere for services when the price of the services provided by Services exceeded the fair market value for those services.

         Except as set forth above, no other state or local regulatory body or agency and no other federal commission or agency has jurisdiction over the transactions proposed herein.

Item 5.  Procedure

                  The Commission is respectfully requested to enter an order not later than February 20, 1998 granting and permitting this Application/Declaration to become effective.

                  It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

     Item 6.  Exhibits and Financial Statements

     A.   Exhibits


 P        Exhibit A           Proposed Corporate Structure of Interstate Energy following Transaction.

          Exhibit             B  Agreement  and  Plan  of  Merger  dated  as  of
                              November 10, 1995, as amended,  by and among WPLH,
                              IES, IPC,  Acquisition and New IPC.  [Incorporated
                              by   reference   to  Exhibit   2.1  of  the  Joint
                              Registration  Statement on Form S-4 (including the
                              Joint Proxy  Statement/Prospectus of WPLH, IES and
                              IPC) filed by WPLH and New IPC (Registration No.
                              333-07931)]

 P        Exhibit C-1         Service Territory of WP&L and South Beloit.

          Exhibit C-2         Restated Articles of Incorporation  of WPLH.   [Incorporated by reference to Exhibit  (4.1)
                              to WPLH's Form S-3 Registration Statement (Registration No. 33-59972)]

          Exhibit C-3         Restated Articles of Incorporation of WP&L.  [Incorporated  by reference to Exhibit 3.1  to
                              WP&L's Quarterly Report on Form 10-K for the quarter ended June 30, 1994]

          Exhibit C-4         Annual Report  on Form 10-K for the  year ended December 31, 1995  of WPLH.   [Incorporated
                              by reference in File No. 1-9894]

          Exhibit C-5         Annual  Report on Form  10-K for the year  ended December 31, 1995  of WP&L.  [Incorporated by reference in File No. 0-337]

          Exhibit C-6         Quarterly   Report  on   Form 10-Q  for   the  quarter   ended  March 31,  1996   of  WPLH.
                              [Incorporated by reference in File No. 1-9894]

          Exhibit C-7         Quarterly  Reported  on  Form  10-Q  for  the  quarter  ended  March  31,  1996  of   WP&L.
                              [Incorporated by reference in File No. 0-337]

          Exhibit D-1         Form of Service Agreement.

          Exhibit D-2         Form of System Coordination and Operating Agreement.

          Exhibit D-3         Form of Non-Utility Service Agreement.

          Exhibit D-4         Revised Public Utility Service Agreement.

          Exhibit D-5         Revised Non-Utility Service Agreement.

          Exhibit D-6         Second Revised Public Utility Service Agreement.

          Exhibit D-7         Second Revised Non-Utility Service Agreement.

          Exhibit D-8         Description of Interstate Services' Accounting and Cost Allocation and Other Policies
                              and Procedures.

          Exhibit E-1         Report  on Form U-3A-2  for the  year ended  December 31, 1995  of IES.    [Incorporated by
                              reference in File No. 069-00319]

 P        Exhibit E-2         Service Territory of Utilities.

          Exhibit E-3         Restated Articles of Incorporation of IES.   [Incorporated by reference to  Exhibit 3(a) to
                              IES' Annual Report on Form 10-K for the year ended December 31, 1993]

          Exhibit E-4         Amended and Restated  Articles of Incorporation  of Utilities.  [Incorporated  by reference to Exhibit 3(a) to Utilities' Current Report on Form 8-K, dated January 7, 1994]

          Exhibit E-5         Annual Report on Form 10-K for the  year ended December 31, 1995 of  IES.  [Incorporated by reference in File No. 1-9187]

          Exhibit E-6         Annual   Report  on  Form 10-K  for   the  year  ended  December 31,   1995  of  Utilities.
                              [Incorporated by reference in File No. 0-4117-1]

          Exhibit E-7         Quarterly  Report on Form 10-Q for the quarter ended March 31,  1996 of IES.  [Incorporated by reference in File No. 1-9187]

          Exhibit E-8         Quarterly  Report on Form 10-Q for the quarter ended March 31, 1996 of Utilities.
                              [Incorporated by reference in File No. 0-4117-1]

 P        Exhibit F-1         Service Territory of IPC.

          Exhibit F-2         Restated Certificate of Incorporation  of IPC.  [Incorporated  by reference to  Exhibit 3.a to IPC's Annual Report on Form 10-K for the year ended December 31, 1993]

          Exhibit F-3         Annual Report on Form 10-K for  the year ended December 31, 1995 of IPC.  [Incorporated  by reference in File No. 1-3632]

          Exhibit F-4         Quarterly Report on Form 10-Q  for the quarter ended March 31,  1996 of IPC.  [Incorporated by reference in File No. 1-3632]

 P        Exhibit G-1         Major Electric Transmission Lines of WP&L.

 P        Exhibit G-2         Major Electric Transmission Lines of Utilities.

 P        Exhibit G-3         Major Electric Transmission Lines of IPC.
 P        Exhibit G-4         Electric Interconnections of WP&L, Utilities and IPC.

 P        Exhibit G-5         Combined Gas Service Territory of WP&L, Utilities and IPC.

 P        Exhibit G-6         Major  Gas  Supply  Pipelines  and  Underground   Storage  Facilities  in  Illinois,  Iowa,
                              Minnesota and Wisconsin.

 P        Exhibit H-1         Corporate Structure of WPLH and its Subsidiaries.

 P        Exhibit H-2         Corporate Structure of IES and its Subsidiaries.

          Exhibit I-1         Registration Statement on  Form S-4 of WPLH  and New  IPC.   [Incorporated by reference  to
                              Registration No. 333-07931]

          Exhibit I-2         Employment Agreements  with Lee Liu, Erroll  B. Davis, Jr.,  Wayne Stoppelmoor and  Michael
                              Chase [Incorporated by reference to Annexes H-K of the Joint Proxy Statement/Prospectus]

          Exhibit I-3         Registration Statement on Form  S-3 of WPLH [Incorporated  by reference to Registration No.
                              33-21482]

          Exhibit             I-4   Long   Term   Plan  of   Interstate   Energy
                              [Incorporated  by  reference  to  Exhibit  4.1  to
                              WPLH's  Quarterly  Report  on  Form  10-Q  for the
                              quarter ended June 30, 1994]

          Exhibit             I-5 Rights Agreement [Incorporated by reference to
                              Exhibit 4 to WPLH's Current Report on Form 8-K, dated February 27, 1989]

          Exhibit J-1         Amended and Restated Articles of Incorporation of Interstate Energy.

          Exhibit J-2         Amended Bylaws of Interstate Energy.

 P        Exhibit K-1         Testimony of Rodney Frame before FERC.

 P        Exhibit K-2         Application filed by WPLH, IES and IPC with FERC.

          Exhibit K-3         Order of the Administrative Law Judge at the Federal Energy Regulatory Commission

          Exhibit L-1         Memorandum  in  Support of the  Retention  by
                              Interstate  Energy of the Gas  Properties of WP&L,
                              South Beloit, Utilities and IPC.

 P        Exhibit L-2         Analysis  of  Economic  Impact  of a
                              Divestiture  of the Gas  Operations  of  WP&L  and
                              South Beloit.

 P       Exhibit L-3          Analysis  of  Economic  Impact  of a  Divestiture  of the  Gas
                              Operations of Utilities.

 P       Exhibit L-4          Analysis  of  Economic  Impact  of a  Divestiture  of the  Gas
                              Operations of IPC.

         Exhibit L-5          Summary of Lost Economies Resulting from SEC Ordered Divestitures of Gas Operations.

         Exhibit L-6          Supplemental Analysis of the Economic Impact/Last Economies Resulting of a Divestiture of the Gas
                              Operating of WPLH, IES and IPC (the "Supplemental Study")

 P       Exhibit M-1          Corporate Structure of WPLH Subsidiaries,  including  non-utility subsidiaries.

 P       Exhibit M-2          Corporate  Structure of IES Subsidiaries,  including  non-utility subsidiaries.

         Exhibit M-3          Discussion of Retention of Non-Utility Business

         Exhibit M-4          Revised Discussion of Retention of Non-Utility Business

         Exhibit M-5          Second Revised Appendix of Non-Utility Businesses

         Exhibit M-5.1        Schedules of Compliance Periods of Properties of Heartland Properties, Inc.

         Exhibit N            Accounting and Cost Allocation Procedures of Interstate Services.
 P       Exhibit N-3          Order of Federal Energy Regulatory Commission
 P       Exhibit O-1          Application filed by WPLH with the PSCW.

 P       Exhibit O-2          Application filed by IES and IPC with the IUB.

 P       Exhibit O-3          Application filed by IPC with the MPUC.

         Exhibit 0-3-(a)      Order of the Minnesota Public Utilities Commission

 P       Exhibit O-4          Application filed by IPC and South Beloit with the ICC.

         Exhibit O-4-(a)      Order of the Illinois Commerce Commission

         Exhibit O-5-(a)      Order of the Iowa Utilities Board

         Exhibit O-6-(a)      Order of the Public Service Commission of Wisconsin

         Exhibit P-1          Preliminary Opinion of Counsel

         Exhibit P-2          Opinion of Counsel (past tense)

         Exhibit Q            Proposed Form of Notice

In accordance with Rule 202 of Regulation S-T, several of these Exhibits were filed with the Commission in paper on November 17, 1997, December 31, 1997 and February 9, 1998, pursuant to a continuing hardship exemption.

B.       Financial Statements

FS-1             Interstate Energy Unaudited Pro Forma Condensed Consolidated Balance Sheets as of March 31, 1996 (see Registration
                 Statement on Form S-4 of Interstate Energy (Exhibit I-1 hereto).

FS-2             Interstate  Energy  Unaudited Pro Forma Condensed  Consolidated
                 Statements  of Income for the years ended  December  31,  1995,
                 1994 and 1993 and the 12  months  ended  March 31,  1996.  (See
                 Registration   Statement  on  Form  S-4  of  Interstate  Energy
                 (Exhibit I-1 hereto).

FS-3             WPLH Consolidated Balance Sheet as of December 31, 1995 (see Annual Report of WPLH on Form 10-K for the year ended
                 December 31, 1995 (Exhibit C-4 hereto).

FS-4 WPLH Consolidated Statements of Income for its last three fiscal years (see Annual Report of WPLH on Form 10-K for the year ended December 31, 1995 (Exhibit C-4 hereto).

FS-7             IES Consolidated Balance Sheet as of December 31, 1995 (see Annual Report of IES on Form 10-K for the year ended
                 December 31, 1995 (Exhibit E-5 hereto).

FS-8             IES Consolidated Statements of Income for its last three fiscal years (see Annual Report of IES on Form 10-K for the year ended December 31, 1995 (Exhibit E-5 hereto).

FS-9             IPC Balance Sheet as of December 31, 1995 (see Annual Report of IPC on Form 10-K for the year ended December 31,
                 1995 (Exhibit F-3 hereto).

FS-10            IPC Statements of Income for its last three fiscal years (see Annual Report of IPC on Form 10-K for the year ended
                 December 31, 1995 (Exhibit F-3 hereto).

Item 7.  Information as to Environmental Effects

         The Transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The only federal actions related to the Transaction pertain to the Commission's declaration of the effectiveness of Registration Statement of WPLH and IPC on Form S-4, the approvals and actions described under Item 4 and Commission approval of this Application/Declaration. Consummation of the Transaction will not result in changes in the operations of WP&L, Utilities or IPC that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURES

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 9, 1998




                               WPL HOLDINGS, INC.



                               By: /s/ Erroll B. Davis, Jr.
                                   ---------------------------------
                               Erroll B. Davis, Jr.
                               President and Chief Executive Officer



                               IES INDUSTRIES INC.



                               By: /s/ Lee Liu
                                   ---------------------------------
                               Lee Liu
                               Chairman of the Board &
                               Chief Executive Officer


                                INTERSTATE POWER COMPANY


                                By: /s/ Michael R. Chase
                                   ---------------------------------
                                Michael R. Chase
                                President and Chief Executive Officer

1. Utilities and IPC are already directly physically interconnected through numerous transmission lines that they own, including three 161 KV lines and the East 345 KV Line which runs from Minneapolis/St. Paul to St. Louis in which Utilities and IPC participate along with other neighboring utilities.

2. WP&L and South Beloit are already directly physically interconnected by two 69 KV transmission lines.

3. The Applicants have entered into a firm contract for the transmission of up to 200 MW of power with ComEd and DPC for a three year period that commenced on October 1, 1997.

4. WP&L, Utilities and IPC are members of the MAPP Regional Transmission Committee ("RTC") and the MAPP Power and Energy Marketing Committee ("PEM"). Membership in the RTC joins the transmission resources of all three Applicants to the MAPP transmission pool and permits participation in the MAPP transmission pool by the Applicants through the use of MAPP Schedule F. Membership in PEM allows the Applicants to engage in capacity and energy transactions using MAPP Schedule K.

5. The transmission lines proposed to be constructed include a 69 KV tie-line between Prairie du Chien, Wisconsin and MacGregor, Iowa and a 161 KV line connecting WP&L's Nelson Dewey generating plant on the east side of the Mississippi River to IPC's Turkey River substation on the west side of the Mississippi River.

6. See endnote 3. Pursuant to the competitive stipulation, Applicants agreed to offer 50 MW of their transmission rights to WUMS loads on a first come, first served basis.

7.       See endnote 5.

8.       See, e.g., CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21,
         1994).

9. Letter of the Division of Investment Management to the Securities and Exchange Commission, 1995 Report.

10. E.g., the reduced regulatory burdens associated with routine financings. 1995 Report at 50.

11. E.g., the Commission should apply a more flexible interpretation of the integration requirements under the Act; interconnection through power pools, reliability councils and wheeling arrangements can satisfy the physical interconnection requirement of section 2(a)(29); the geographic requirements of section 2(a)(29) should be interpreted flexibly, recognizing technical advances consistent with the purposes and provisions of the Act; the Commission's analysis should focus on whether the resulting system will be subject to effective regulation; the Commission should liberalize its interpretation of the "A-B-C" clauses and permit combination systems where the affected states agree, and the Commission should "watchfully defer" to the work of other regulators. 1995 Report at 71-7.

12. E.g., the Commission should promulgate rules to reduce the regulatory burdens associated with energy-related diversification and the Commission should adopt a more flexible approach in considering all other requests to enter into diversified activities.
         1995 Report at 88-90.

13. The applicants acknowledge the requirements of Section 17(c) of the Act and Rule 70 thereunder with respect to limitations upon directors and officers of registered holding companies and subsidiary companies thereof having affiliations with commercial banking institutions and investment bankers, and undertake that, upon completion of the Transaction, they will be in compliance with the applicable provisions thereof.

14.      1995 Report at 73-4.

15. The shares of Utilities Preferred Stock and IPC Preferred Stock outstanding at the time of the consummation of the Transaction will remain outstanding preferred stock of Utilities and IPC respectively; provided that, if Reincorporation Mergers are effected, the Utilites Prepared Stock will be redeemed, and each share of IPC Preferred Stock (other than IPC Dissenting Shares) will be converted into one share of New IPC Preferred Stock with terms and designations substantially identical to those of the IPC Preferred Stock.

16. This number is a preliminary estimate only, and will be updated as necessary.

17. By their terms, Sections 8 and 11 only apply to registered holding companies and are therefore inapplicable at present to WPLH, since it is not now a registered holding company. The following discussion of Sections 8 and 11 is included only because, under the present transaction structure, Interstate Energy will register as a holding company after consummation of the Transaction.

18.      See, e.g., In re Columbia Gas & Electric Corp., 8 S.E.C. 443 at 463
         (1941); In re United Gas Improvement Co., Holding Co. Act Release No. 2692 (April 15, 1941); S.E.C. v. New England Electric System, 384 U.S. 176 (1966). It should be noted that the Commission continued to give primacy to state utility commission determinations in making decisions regarding combination exempt holding companies. See, e.g., In re Northern States Power Co., Holding Co. Act Release No. 12655 (Sept. 16,
         1954); Delmarva Power & Light Co., 46 S.E.C 710 (1976); WPL Holdings, Holding Co. Act Release No. 24590 (Feb. 26, 1988).

19.      1995 Report at 15-6.

20. Mississippi Valley Generating Co., 36 S.E.C. 159 (1955) (noting that Congress intended the concept of integration to be flexible); UNITIL Corp., Holding Co. Act Release No. 25524 (April 24, 1992) (noting that section 11 contains a flexible standard designed to accommodate changes in the industry).

21.      1995 Report at 74.

22.      New England Electric System, 41 S.E.C. 888 (1964), aff'd, 384 U.S. 176
         (1966) and 390 U.S. 207 (1968).

23.      1995 Report at 74, 75, 76.  Footnotes omitted.

24. See e.g., S.E.C. v. New England Electric System, et al., 384 U.S. 176, 183-184 (1966). It is important to note that this issue - basically an anti-trust issue - was the principal concern in previous decisions ordering the separation of gas and electric systems and clearly is no longer applicable to the changed utility competitive environment.

25. On December 12, 1995, the PSCW announced a determination outlining the general direction of electric utility regulation in Wisconsin. It includes a restructuring of the industry providing choice of electricity provider for all consumers by the year 2000 as well as establishment of a competitive generation business. The transmission and distribution functions would remain regulated. In a February 22, 1996 report to the Wisconsin legislature, the PSCW identified a 32 step plan that it would follow for electric utility restructuring in Wisconsin. In the plan, the PSCW indicated that during 1996 it will begin activities on 12 of these steps, some of which would seek changes in applicable administrative rules under its jurisdiction, including affiliated interest standards and quality of service standards. The PSCW expects to present an electric utility restructuring plan to the Wisconsin Legislature in 1997.

         The PSCW also continued a generic investigation of the natural gas industry in Wisconsin and addressed the extent to which traditional regulations should be replaced with a different approach. In conjunction with this generic investigation, the PSCW staff is reviewing the use of the current purchased gas adjustment ("PGA") mechanism which is designed to pass on to gas customers increases or decreases in the cost of natural gas purchased for resale. A separate docket has been established to review the PGA.

26. See New Century Energies, Inc. Holding Co. Act Release No. 26748 (Aug. 1, 1997) (New Century Energies Inc., a registered holding company, is the result of the combination of Public Service Company of Colorado and Southwestern Public Service Company.); TUC Holding Company, Holding Co. Act Release No. 26749 (Aug. 1, 1997) (TUC Holding Company, an exempt holding company, is the result of the combination of Texas Utilities Company and ENSERCH Corporation.); and Houston Industries Incorporated, Holding Co. Act Release No. 26744 (July 24, 1997) (Houston Industries Incorporated, an exempt holding company, is the result of the combination of Houston Industries Incorporated and NorAm Energy Corp.)

27. See, e.g., Michigan Consolidated Gas Co., 44 S.E.C. 361, 365 (1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971) (quoting General Public Utilities Corp., 32 S.E.C. 807, 839 (1951)); United Light and Railways Co., 35 S.E.C. 516, 519 (1954).

28. CSW Credit, Inc., Holding Co. Act Release No. 25995 (1994); Jersey Central Power & Light Co., Holding Co. Act Release No. 24348 (March 18,
         1987).

29.      United Light and Railways Co., 35 S.E.C. at 519.

30. 1995 Report at 89-90. The Division also recommended a flexible approach with respect to investments which neither met the energy-related test of proposed Rule 58 and exceeded the de minimums amount.

31. In the 1995 Report, the Division noted a comment by Wisconsin Electric Power Company regarding the scope of the Wisconsin Act. 1995 Report at 91.

32.      1995 Report at 71.

33. In re North American Co. and Its Subsidiaries, Holding Co. Act Release No. 4505 (Apr. 15, 1942). See also, In re Hudson River Power Corp., Holding Co. Act Release No. 2415 (Dec. 9, 1940) (integration standard not met where "the record discloses no definite plan for bringing about any such interconnection"); In re Cities Service Power & Light Corp., Holding Co. Act Release No. 5256 (Aug. 30, 1944) (integration standard met where "Derby contemplates the construction of such interconnection facilities").

34. In one instance, the Commission noted that while "we are not aware of any plans for undertaking these interconnections in the near future ... [w]e find ... no occasion to doubt the validity of the estimates of benefits to be derived therefrom," in its holding that such facilities were considered capable of interconnection. In re Cities Service Power & Light Co., Holding Co. Act Release No. 4489 (Aug. 18, 1943).

35. See In re Union Electric Co., Holding Co. Act Release No. 18368 (Apr. 10, 1974) (holding that in the absence of special circumstances, physical interconnection that might be built in ten years if economical does not meet integration requirement).

36.      1995 Report at 72-74.

37.      1995 Report at 73.

38.      1995 Report at 74.

39. Utilities and IPC are already directly physically interconnected through numerous transmission lines that they own, including three 161 KV lines and the East 345 KV Line which runs from Minneapolis/St. Paul to St. Louis in which Utilities and IPC participate along with other neighboring utilities.

40. WP&L and South Beloit are already directly physically interconnected by two 69 KV transmission lines.

41. The Applicants have entered into a firm contract for the transmission of up to 200 MW of power with ComEd and DPC for a three year period that commenced on October 1, 1997

42. WP&L, Utilities and IPC are members of the MAPP Regional Transmission Committee ("RTC") and the MAPP Power and Energy Marketing Committee ("PEM"). Membership in the RTC joins the transmission resources of all three Applicants to the MAPP transmission pool and permits participation in the MAPP transmission pool by the Applicants through the use of MAPP Schedule F. Membership in PEM allows the Applicants to engage in capacity and energy transactions using MAPP Schedule K.

43. The transmission lines proposed to be constructed include a 69 KV tie-line between Prairie du Chien, Wisconsin and MacGregor, Iowa and a 161 KV line connecting WP&L's Nelson Dewey generating plant on the east side of the Mississippi River to IPC's Turkey River substation on the west side of the Mississippi River.

44. See endnote 41. Pursuant to the competitive stipulation, Applicants agreed to offer 50 MW of their transmission rights to WUMS loads on a first come, first served basis.

45.      See endnote 43.

46. See In re Penzoil Co., 43 S.E.C. 709 (1968) (finding an integrated system where facilities both connected with an unaffiliated transmission company but not each other). See also, American Natural Gas Co., 43 S.E.C. 203 (1966) ("It is clear the integrated or coordinated operations of a gas system under the Act may exist in the absence of such interconnection").

47. See, e.g., In re Philadelphia Co. and Standard Power and Light Co., 28 S.E.C. 35 (1948) ("most of the gas used by these companies in their operations is obtained from common sources of supply"); Consolidated Natural Gas Co., Release No. 35-25040 (February 14, 1990) (finding integrated system where each company derived natural gas from two transmission companies, although one such company also received gas from other sources).

48. In re North American Co., 31 S.E.C. 463 (1950) (finding Panhandle Eastern pipeline to be a common source of supply).

49. See In re Central Power Co. and Northwestern Public Service Co., 8 S.E.C. 425 (1941), in which the Commission declared an integrated system to exist where two entities purchase from different pipeline companies since "both pipelines run out of the Otis field, side by side, and are interconnected at various points in their transmission system; and that they are within two miles of each other at Kearney."

50. See, e.g., New England Electric System, Holding Co. Act Release No. 22309 (Dec. 9, 1981) (utility permitted to enter into lease with affiliated joint venture with lease payments based on market price); EUA Cogenex Corp., Holding Co. Act Release No. 263731 (Sept. 14, 1995) (authorizing service companies of two registered holding companies to provide services to affiliated joint venture at market based rates in certain circumstances).

51.      See, e.g., Entergy Corp., Holding Co. Act Release No. 26322 (June 30,
         1995); General Public Utilities Corp., Holding Co. Act Release No. 26307 (June 14, 1995) and Southern Co., Holding Co. Act Release No. 26212 (Dec. 30, 1994).

52.      1995 Report at 102.
53. The Commission has granted similar requests by other registered system companies. See, e.g., New Century Energies, Inc., Holding Co. Act Release No. 26748 (Aug. 1, 1997); Entergy Corp. Holding Co. Act Release No. 26322 (June 30, 1995).

54. An Excepted Company was defined as any subsidiary whose activities and operations were primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or providing goods and services to such affiliates.